Form 10-K, Exhibit 13
MARTEN TRANSPORT LTD
filed 1995-03-30
CIK 799167

                                                                    EXHIBIT 13.1

FIVE-YEAR FINANCIAL SUMMARY


1994 ANNUAL REPORT
Five-Year Financial Summary
                                                                      Years ended December 31,
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)        1994        1993        1992        1991        1990
------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Operating revenue                                   $122,730    $112,180     $98,194     $87,763     $81,349
Operating income                                      13,015      11,359       7,678       5,846       5,384
Income before extraordinary item and cumulative
  effect of change in accounting principle             6,375       5,462       3,434       2,108       1,792
Net income                                             6,375       6,345(1)    3,434       1,965(2)    1,792

PER SHARE DATA
Income before extraordinary item and cumulative
  effect of change in accounting principle          $   2.00     $  1.58     $  1.00     $   .62     $   .52
Net income                                              2.00        1.84(1)     1.00         .57(2)      .52

BALANCE SHEET DATA
Total assets                                        $105,648     $96,776     $81,434     $69,973     $63,355
Long-term obligations                                 24,917      21,117      20,523      17,734      14,616
Shareholders' investment                              33,104      34,729      28,384      24,835      22,870

(1) Includes extraordinary item, proceeds of $883,000 ($.26 per share) from life insurance policy on Roger Marten, founder of Marten Transport.
(2) Includes charge of $143,000 for the cumulative effect of change in accounting principle related to revenue recognition.

                                     MARTEN

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

[LOGO] RESULTS OF OPERATIONS Operating revenue for 1994 increased 9 percent over 1993, compared with increases of 14 percent in 1993 and 12 percent in 1992. The primary reason for these annual increases is additional business from new and existing customers. The transportation of this additional freight resulted from continued customer demand and a moderate increase in the company's fleet each of the last three years. Average freight rates increased slightly in 1994 as the company continued to focus on its time- and temperature-sensitive services. Average freight rates were flat in 1993 and increased slightly in 1992. Equipment utilization, measured by miles per tractor, remained constant in 1994 and 1993 after a slight increase in 1992. Management anticipates that customer demand will remain strong in fiscal 1995, causing operating revenue to exceed 1994 levels.

Operating expenses for 1994 represented 89.4 percent of operating revenue, compared with 89.9 percent in 1993 and 92.2 percent in 1992. This ratio has improved during the last three years due to continued revenue growth and Marten's focus on expense control.

Gains on the disposition of revenue equipment increased in 1994 due to strong market demand for used equipment and planned replacements of the company's fleet. In response to these gains, Marten reviewed and changed the estimated salvage value of certain revenue equipment, effective January 1, 1994. The change resulted in a decrease to depreciation expense of $554,000 in 1994.


Operating expenses increased in all categories due to the transportation of more freight and additions to the company's fleet. Purchased transportation expense also increased in 1994 and 1993 due to a higher number of independent contractor-owned vehicles. Replacement of the company's fleet with new, more fuel-efficient revenue equipment and fuel tax refunds positively impacted fuel and fuel tax expense in 1994 and 1993. During this period, the average price of diesel fuel remained relatively stable.

Insurance and claims expense was 5.0 percent of revenue in 1994, 4.7 percent in 1993 and 5.5 percent in 1992. Management's continued emphasis on driver safety and training has held insurance and claims expense relatively stable. Communications and utilities expense increased in 1994 due to additional satellite transmission costs associated with the implementation of satellite tracking systems late in 1993. Management anticipates that 1995 operating expenses, as a percentage of operating revenue, will remain at current levels.

Interest expense as a percent of revenue declined slightly to 2.1 percent in 1994 versus 2.2 percent in 1993 and 2.4 percent in 1992. Additional long-term debt was incurred during the last two years to finance revenue equipment purchases and to repurchase 500,000 shares of the company's common stock in 1994. The increased interest expense associated with the additional debt was partially offset by lower interest rates in 1993 and the first half of 1994. Interest expense in 1995 is expected to increase from the current level, as long-term debt will be added to finance new revenue equipment.

The company's effective tax rate was 40 percent in 1994 and 1993, compared with 39 percent in 1992. Management expects that the effective tax rate will remain at 40 percent during 1995.

In 1994, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 119 (SFAS No. 119), "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." The company has not entered into any derivative financial instruments as defined by SFAS No. 119; accordingly, this standard has no impact on Marten's financial statements.

Inflation can be expected to affect most of the company's operating expenses. The impact of inflation, however, was minimal during the three years ended December 31, 1994.

CAPITAL RESOURCES AND LIQUIDITY Marten continued to update and expand its fleet with new, more efficient revenue equipment during 1994, requiring significant capital expenditures. Additionally, the company repurchased 500,000 shares of its common stock from the estate of its former chairman and chief executive officer, Roger R. Marten, for $16 per share. The company has retired these shares, reducing shareholders' investment by $8 million. These expenditures were funded using cash flow from operations and long-term debt collateralized by equipment. Long-term debt at December 31, 1994, rose $3.6 million from December 31, 1993, compared with an increase of $4.5 million in 1993. Marten has commitments to purchase approximately $25 million of revenue equipment in 1995, net of trade-in allowances. Management expects to fund these acquisitions with additional long-term debt and cash flow from operations.

Cash generated from operations has been adequate to fund Marten's working capital requirements despite a working capital deficit. Marten has operated effectively with a working capital deficit due to a combination of operating profits, short turnover in accounts receivable and cash management practices. The deficit is primarily attributed to current maturities of long-term debt related to acquisitions of revenue equipment. The working capital deficit at December 31, 1994, rose to $7.0 million from $3.7 million at December 31, 1993. This increase is the result of a planned reduction in cash balances, increased insurance reserves and additional payables associated with revenue equipment purchases. Marten has not used short-term borrowings to meet working capital requirements and does not anticipate using short-term borrowings in 1995. Management believes that the company's liquidity is adequate to meet expected near-term operating needs.

SEASONALITY The trucking industry in general has experienced seasonal fluctuations in revenue and expenses. Marten's operations are consistent with this pattern. The company experiences revenue declines after the winter holiday season as customers reduce shipments. Operating expenses temporarily increase in the winter due primarily to reduced fuel efficiency and additional maintenance costs.

                                     MARTEN

BALANCE SHEETS

                                                                                                December 31,
(IN THOUSANDS, EXCEPT SHARE INFORMATION)                                                      1994        1993
--------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                               $  3,129    $  5,339
  Receivables:
    Trade, less allowances of $600 and $540                                                 13,281      12,444
    Other                                                                                    3,216       2,769
  Prepaid expenses (Note 1)                                                                  4,917       4,626
  Deferred income taxes (Note 5)                                                             2,260       1,910
--------------------------------------------------------------------------------------------------------------
        Total current assets                                                                26,803      27,088
--------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT (Notes 1, 2, 3 and 4):
  Revenue equipment                                                                        110,724      99,129
  Building and land                                                                          3,249       2,999
  Office equipment and other                                                                 3,539       3,144
  Less accumulated depreciation and amortization                                           (38,807)    (35,709)
--------------------------------------------------------------------------------------------------------------
        Net property and equipment                                                          78,705      69,563
--------------------------------------------------------------------------------------------------------------
OTHER ASSETS                                                                                   140         125
--------------------------------------------------------------------------------------------------------------
                                                                                          $105,648    $ 96,776
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Accounts payable                                                                        $  3,106    $  2,626
  Insurance and claims accruals                                                              9,639       8,863
  Accrued liabilities                                                                        6,103       4,147
  Current maturities of long-term debt and capital leases (Notes 2 and 3)                   14,963      15,153
--------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                           33,811      30,789
LONG-TERM DEBT AND CAPITAL LEASES, less current maturities (Notes 2 and 3)                  24,917      21,117
DEFERRED INCOME TAXES (Note 5)                                                              13,816      10,141
--------------------------------------------------------------------------------------------------------------
        Total liabilities                                                                   72,544      62,047
--------------------------------------------------------------------------------------------------------------
COMMITMENTS (Notes 1, 3 and 9)
SHAREHOLDERS' INVESTMENT (Notes 1, 4 and 6):
  Common stock, $.01 par value per share, 10,000,000 shares authorized,
    2,929,950 and 3,429,950 shares issued and outstanding                                       29          34
  Additional paid-in capital                                                                 9,281      10,865
--------------------------------------------------------------------------------------------------------------
  Retained earnings                                                                         23,794      23,830
--------------------------------------------------------------------------------------------------------------
        Total shareholders' investment                                                      33,104      34,729
--------------------------------------------------------------------------------------------------------------
                                                                                          $105,648    $ 96,776
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these balance sheets.

STATEMENTS OF OPERATIONS

                                                                              For the years ended December 31,
(IN THOUSANDS, EXCEPT SHARE INFORMATION)                                          1994        1993        1992
--------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                             $122,730    $112,180     $98,194
--------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
  Salaries, wages and benefits                                                  44,900      40,873      36,030
  Purchased transportation                                                       5,431       3,963       2,761
  Fuel and fuel taxes                                                           22,462      20,765      19,227
  Supplies and maintenance                                                      11,826      10,889       9,180
  Depreciation and amortization                                                 12,660      12,530      11,430
  Operating taxes and licenses                                                   2,781       2,517       2,177
  Insurance and claims                                                           6,081       5,246       5,438
  Communications and utilities                                                   1,550       1,137       1,012
  Gain on disposition of revenue equipment                                      (2,220)     (1,208)         --
  Other                                                                          4,244       4,109       3,261
--------------------------------------------------------------------------------------------------------------
                                                                               109,715     100,821      90,516
--------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                13,015      11,359       7,678
--------------------------------------------------------------------------------------------------------------
OTHER EXPENSES (INCOME):
  Interest expense                                                               2,516       2,447       2,330
  Interest income and other                                                       (126)       (186)       (261)
--------------------------------------------------------------------------------------------------------------
                                                                                 2,390       2,261       2,069
--------------------------------------------------------------------------------------------------------------
INCOME BEFORE ITEMS BELOW                                                       10,625       9,098       5,609
PROVISION FOR INCOME TAXES (Note 5)                                              4,250       3,636       2,175
--------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM                                                 6,375       5,462       3,434
EXTRAORDINARY ITEM--PROCEEDS OF LIFE INSURANCE POLICY (Note 8)                      --         883          --
--------------------------------------------------------------------------------------------------------------
NET INCOME                                                                      $6,375      $6,345      $3,434
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE DATA:
Income before extraordinary item                                                 $2.00       $1.58       $1.00
Extraordinary item                                                                  --         .26          --
--------------------------------------------------------------------------------------------------------------
Net income                                                                       $2.00       $1.84       $1.00
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                                     MARTEN

STATEMENTS OF CHANGES IN
SHAREHOLDERS' INVESTMENT

                                                      Common Stock         Additional     Retained
(IN THOUSANDS, EXCEPT SHARE INFORMATION)            Shares    Amount   Paid-In Capital    Earnings       Total
--------------------------------------------------------------------------------------------------------------
Balance at January 1, 1992                       3,415,610       $34           $10,750     $14,051     $24,835
  Net income for 1992                                   --        --                --       3,434       3,434
  Issuance of common stock                          14,340        --               115          --         115
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                     3,429,950       $34           $10,865     $17,485     $28,384
  Net income for 1993                                   --        --                --       6,345       6,345
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                     3,429,950       $34           $10,865     $23,830     $34,729
  Net income for 1994                                   --        --                --       6,375       6,375
  Repurchase of common stock                      (500,000)       (5)           (1,584)     (6,411)     (8,000)
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                     2,929,950       $29            $9,281     $23,794     $33,104
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

STATEMENTS OF CASH FLOWS

                                                                              For the years ended December 31,
(IN THOUSANDS)                                                                    1994        1993        1992
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Operations:
  Income before extraordinary item                                              $6,375      $5,462      $3,434
  Adjustments to reconcile income before extraordinary item
    to net cash flows from operating activities:
    Depreciation and amortization                                               12,660      12,530      11,430
    Gain on disposition of revenue equipment                                    (2,220)     (1,208)         --
    Deferred tax provision                                                       3,325       2,321         829
    Changes in other current operating items:
      Receivables                                                               (1,284)     (3,838)     (3,031)
      Prepaid expenses                                                            (291)     (1,714)        475
      Accounts payable                                                             480         728         (28)
      Other current liabilities                                                  2,732       1,319       3,000
--------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities before
          extraordinary item                                                    21,777      15,600      16,109
  Extraordinary item                                                                --         883          --
--------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                               21,777      16,483      16,109
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Revenue equipment additions                                                    (27,168)    (27,648)    (24,949)
Revenue equipment retirements                                                    8,435       7,893       4,975
Building and land, office equipment and other additions, net                      (849)     (1,901)       (626)
Net change in other assets                                                         (15)         93         (15)
--------------------------------------------------------------------------------------------------------------
        Net cash used for investing activities                                 (19,597)    (21,563)    (20,615)
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock                                                            --          --         115
Common stock repurchased                                                        (8,000)         --          --
Long-term borrowings                                                            21,139      19,236      17,610
Repayment of long-term borrowings                                              (17,529)    (14,692)    (13,909)
--------------------------------------------------------------------------------------------------------------
        Net cash provided by (used for) financing activities                    (4,390)      4,544       3,816
--------------------------------------------------------------------------------------------------------------
DECREASE IN CASH AND CASH EQUIVALENTS                                           (2,210)       (536)       (690)
CASH AND CASH EQUIVALENTS:
Beginning of year                                                                5,339       5,875       6,565
--------------------------------------------------------------------------------------------------------------
End of year                                                                     $3,129      $5,339      $5,875
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
CASH PAID FOR:
Interest                                                                        $2,552      $2,423      $2,301
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Income taxes                                                                      $820      $2,257        $223
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                                     MARTEN

NOTES TO FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
NATURE OF BUSINESS: Marten Transport, Ltd. (the company) is a long-haul truckload carrier providing protective service transportation of temperature-sensitive materials and general commodities pursuant to operating authority, both contract and common, granted by the Interstate Commerce Commission. The company derived approximately 12 percent of its revenue from a single customer in 1994, 14 percent in 1993 and 13 percent in 1992.

CASH EQUIVALENTS: The company invests available funds in short-term cash equivalents, principally mutual funds containing U.S. government-backed securities which have an original maturity of three months or less. These investments are stated at cost, which approximates market value.

PREPAID EXPENSES: As of December 31, prepaid expenses consisted of the following:

(IN THOUSANDS)                                               1994      1993

-----------------------------------------------------------------------------
  License fees                                             $1,612    $1,521
  Tires in service                                          1,418     1,302
  Parts and tires inventory                                 1,135       654
  Insurance                                                   301       255
  Other                                                       451       894
-----------------------------------------------------------------------------
                                                           $4,917    $4,626
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

PROPERTY AND EQUIPMENT: Additions and improvements to property and equipment are capitalized at cost, while maintenance and repair expenditures are charged to operations as incurred. Gains and losses on revenue equipment dispositions are included in operations. Certain facilities are leased from an entity owned by its chairman of the board (see Notes 3 and 4).

Depreciation is computed based on the cost of the asset, reduced by its estimated salvage value, using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes. Following is a summary of estimated useful lives:

                                                                      YEARS
-----------------------------------------------------------------------------
  Revenue equipment:
    Tractors                                                              5
    Trailers                                                              7
    Satellite tracking                                                    4
  Building                                                               20
  Office equipment and other                                           3-15
-----------------------------------------------------------------------------

The company changed the estimated salvage value of certain revenue equipment effective January 1, 1994, to reflect the continued market demand for used equipment. The change resulted in a decrease in depreciation expense of $554,000 and an increase in net income of $333,000, or $.10 per share, in 1994.

TIRES IN SERVICE: The cost of original equipment and replacement tires placed in service is capitalized. Amortization is computed based on cost, less estimated salvage value, using the straight-line method over a period of 24 months. The current portion of tires in service is included in prepaid expenses in the accompanying balance sheets. The cost of tires to be amortized beyond one year, along with the estimated salvage value of tires in service, are included in revenue equipment in the accompanying balance sheets. The cost of recapping tires is charged to expense as incurred.

INSURANCE AND CLAIMS: The company self-insures for property damage and self-insures, in part, for losses related to workers' compensation claims, auto liability, cargo, general liability and employees' group health benefits. Insurance coverage is maintained for per-incident and cumulative liability losses in amounts the company considers sufficient based on historical experience. The company provides currently for estimated self-insured and partially self-insured losses. Under arrangements with its insurance carriers and regulatory authorities, the company has arranged for approximately $8.8 million in letters of credit to guarantee settlement of claims.

REVENUE RECOGNITION: The company recognizes revenue and related expenses on the date shipment of freight is completed.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE: Earnings per share have been computed based on the weighted average number of shares outstanding during each period as adjusted for the effect of the issuance of stock options to certain employees and directors. Weighted average common and common equivalent shares outstanding were 3,192,140 in 1994, 3,451,932 in 1993 and 3,434,538 in 1992.

DERIVATIVE FINANCIAL INSTRUMENTS: The company has not entered into any derivative financial instruments as defined by Statement of Financial Accounting Standards No. 119, as of and for the years ended December 31, 1994 and 1993.

RECLASSIFICATIONS: Certain amounts in the 1993 and 1992 financial statements have been reclassified to conform to the 1994 presentation. These reclassifications had no effect on previously reported net income or shareholders' investment.


2.  LONG-TERM DEBT AND CAPITAL LEASES
Long-term debt and capital leases consist of notes payable and capitalized leases (see Note 3) collateralized by specific revenue equipment. The notes and leases are payable in monthly principal and interest installments. Interest rates range from 6 percent to 9.2 percent.

The debt agreements contain various restrictive covenants which, among other matters, require the company to maintain certain financial ratios. The company was in compliance with all debt covenants at December 31, 1994.

Maturities of long-term debt at December 31, 1994, are as follows:

(IN THOUSANDS)                                                       AMOUNT
-----------------------------------------------------------------------------
  1995                                                              $14,963
  1996                                                               12,828
  1997                                                                8,339
  1998                                                                3,708
  1999                                                                   42
-----------------------------------------------------------------------------
                                                                    $39,880
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------


3.  LEASES
The company acquired certain revenue equipment in 1990 under the terms of capital leases which were included within long-term debt and capital leases (see
Note 2). The leases provided for 48 equal monthly payments. Payments made under these leases amounted to $1,382,000 in 1994 and $2,488,000 in 1993. The payments made in 1994 satisfied remaining capital lease obligations. The cost and related accumulated amortization of revenue equipment under capital leases included in the accompanying balance sheet at December 31, 1993, were $4,360,000 and $2,242,000, respectively.

The company leases facilities and office equipment under operating leases with terms ranging from one to five years (see Note 4). Under most of these arrangements, the company pays maintenance and other expenses related to the leased property.

Minimum future obligations under operating leases in effect at December 31, 1994, are as follows:

(IN THOUSANDS)                                                       AMOUNT
-----------------------------------------------------------------------------
  1995                                                                 $281
  1996                                                                  134
  1997                                                                  128
  1998                                                                  126
  1999                                                                  126
-----------------------------------------------------------------------------
                                                                       $795
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

Lease-related expenses were as follows:

(IN THOUSANDS)                                     1994      1993      1992
-----------------------------------------------------------------------------
  Capital lease amortization                       $ 81      $867      $925
  Capital lease interest expense                     20       288       374
  Operating lease rentals                           436       493       482
-----------------------------------------------------------------------------

                                     MARTEN

4.  RELATED PARTY TRANSACTIONS
During the three years ended December 31, 1994, the company engaged in the following related party transactions:

(a) The company repurchased 500,000 shares of its common stock from the estate of its former chairman and chief executive officer, Roger R. Marten, on June 21, 1994, for $16 per share.

(b) The company leases equipment, office and terminal facilities under a non-cancelable operating lease with an entity owned by its chairman of the board and previously with a partnership in which its current and former chairmen of the board were partners. Total rental expense charged to operations relating to this lease was $175,000 during 1994, $175,000 during 1993 and $185,000 during 1992. Future minimum rental payments under the lease are $126,000 per year from 1995 through 1999.

(c) During 1993, the company made payments of $629,000 to a construction company owned by a director of Marten Transport for additions to the Mondovi, Wisconsin, headquarters and a maintenance facility in Ontario, California.

(d) During the three years ended December 31, 1994, the company has maintained checking, savings and investment accounts at banks controlled by its former chairman of the board and a non-shareholder/officer of the company.


5.  INCOME TAXES
The company utilizes the liability method of accounting for income taxes whereby deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws.

The components of the provision for income taxes consisted of the following:

(IN THOUSANDS)                                     1994      1993      1992
-----------------------------------------------------------------------------
  Current:
    Federal                                      $  765    $1,150    $1,116
    State                                           160       165       230
-----------------------------------------------------------------------------
                                                    925     1,315     1,346
-----------------------------------------------------------------------------
  Deferred:
    Federal                                       2,708     1,909       700
    State                                           617       412       129
-----------------------------------------------------------------------------
                                                  3,325     2.321       829
-----------------------------------------------------------------------------
    Total provision                              $4,250    $3,636    $2,175
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

The statutory federal income tax rate is reconciled to the effective income tax rate as follows:

                                                   1994      1993      1992
-----------------------------------------------------------------------------
  Statutory federal income tax rate                  34%       34%       34%
  Increase in taxes arising from:
    State income taxes, net of
      federal income tax benefit                      4         4         4
    Permanent differences                             2         2         1
-----------------------------------------------------------------------------
  Effective tax rate                                 40%       40%       39%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

As of December 31, the net deferred tax liability consisted of the following:

(IN THOUSANDS)                                               1994      1993
-----------------------------------------------------------------------------
  Deferred tax assets:
    Reserves and accrued liabilities for
      financial reporting in excess of tax                $ 4,463   $ 4,004
    State income tax deduction for
      financial reporting in excess of tax                    644       348
    Alternative minimum tax credit                            104        83
-----------------------------------------------------------------------------
                                                            5,211     4,435
-----------------------------------------------------------------------------
  Deferred tax liabilities:
    Tax depreciation in excess of
      depreciation for financial reporting                 14,459    10,489
    Prepaid tires, licenses and use tax
      expensed for income tax purposes and
      capitalized for financial reporting                   2,134     1,930
    Other                                                     174       247
-----------------------------------------------------------------------------
                                                           16,767    12,666
-----------------------------------------------------------------------------
      Net deferred tax liability                          $11,556   $ 8,231
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

6.  SHAREHOLDERS' INVESTMENT
The company maintains an Incentive Stock Option Plan and a Non-Statutory Stock Option Plan providing for the grant of options to purchase up to an aggregate of 250,000 shares of common stock to officers, directors and key employees. Grants can be made until August 7, 1996, as determined by the board of directors, at a price of not less than 100 percent of the fair market value on the date of grant, except that in the case of any shareholder owning 10 percent or more of the common stock of the company, the exercise price of an incentive stock option is to be not less than 110 percent of the fair market value. The term of the options under the Incentive Stock Option Plan may not exceed 10 years after date of grant, except that in the case of options to any shareholder owning more than 10 percent of the common stock of the company, the term may not exceed five years. Options under the Non-Statutory Stock Option Plan may be granted for terms of up to 10 years and one month.

As of December 31, activity under the Incentive Stock Option Plan was as follows:

                                                   1994      1993      1992
-----------------------------------------------------------------------------
  Outstanding, beginning of year                 47,500    41,500    41,500
  Granted:
    $13.25/share                                     --    15,000        --
    $17.50/share                                 15,000        --        --
  Exercised:
    $3.75/share                                      --    (9,000)       --
    $3.75/share                                  (3,000)       --        --
-----------------------------------------------------------------------------
  Outstanding, end of year                       59,500    47,500    41,500
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
  Exercisable, end of year:
    $3.75-$17.50/share                           23,500    17,500    20,500
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

The company also has granted options under the Non-Statutory Stock Option Plan to purchase 33,500 shares of common stock. During 1993, options were exercised for 10,000 shares at $5.00 per share. At December 31, 1994, options for 23,500 shares were outstanding, including 13,500 shares exercisable at $7.00 to $18.50 per share.

The company repurchased 500,000 shares of its common stock on June 21, 1994, for $16 per share (see Note 4). The shares have been retired, reducing shareholders' investment by $8 million. The company repurchased, at fair market value, the 3,000 shares of stock issued in 1994 and the 19,000 shares issued in 1993 upon exercise of the options noted above. In 1992, the company issued 14,340 shares of common stock as compensation to certain employees.


7.  RETIREMENT SAVINGS PLAN
Effective January 1, 1993, the company adopted a defined contribution retirement savings plan, in accordance with Section 401(k) of the Internal Revenue Code, covering all employees who meet a minimum service requirement. Each participant can make contributions of up to 15 percent of compensation. The company's contribution of 25 percent of each participant's contribution to the plan for up to 4 percent of compensation vests at the rate of 20 percent per year from the second through sixth years of service. In addition, the company may make elective contributions which are determined by resolution of the board of directors. No elective contributions were made in 1994 or 1993. Total expense recorded in connection with the plan was $167,000 in 1994 and $166,000 in 1993.


8.  EXTRAORDINARY ITEM
On August 9, 1993, the company's former chairman and chief executive officer, Roger R. Marten, passed away. The company was the beneficiary of a $1 million life insurance policy on Mr. Marten. These proceeds, net of previously recorded cash surrender value of $117,000, were recorded in 1993 as an extraordinary credit with no income tax effect.


9.  Commitments
The company has commitments to purchase approximately $25 million of additional revenue equipment, net of trade-in allowances, in 1995.

                                     MARTEN

10.  QUARTERLY FINANCIAL DATA (UNAUDITED)
The following is a summary of the quarterly results of operations for 1994 and 1993:

  1994 QUARTERS (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)    FIRST      SECOND       THIRD      FOURTH       TOTAL
-------------------------------------------------------------------------------------------------------------------
  Operating revenue                                       $29,220     $30,483     $31,443     $31,584    $122,730
  Operating income                                          2,566       3,434       3,644       3,371      13,015
  Net income                                                1,200       1,742       1,788       1,645       6,375
  Net income per share                                        .35         .51         .60         .56        2.00
-------------------------------------------------------------------------------------------------------------------

  1993 Quarters (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)    First      Second       Third      Fourth       Total
-------------------------------------------------------------------------------------------------------------------
  Operating revenue                                       $25,844     $28,260     $29,079     $28,997    $112,180
  Operating income                                          2,146       3,182       3,499       2,532      11,359
  Income before extraordinary item                            934       1,562       1,761       1,205       5,462
  Extraordinary item                                           --          --         883          --         883
  Net income                                                  934       1,562       2,644       1,205       6,345
  Net income per share before extraordinary item              .27         .45         .51         .35        1.58
  Net income per share                                        .27         .45         .77         .35        1.84
-------------------------------------------------------------------------------------------------------------------


The company changed the estimated salvage value of certain revenue equipment effective January 1, 1994 (see Note 1). The change resulted in a decrease in depreciation expense of $405,000 through the third quarter of 1994. The effect of this change in estimate was recorded in the third quarter of 1994, which increased net income by $243,000, or $.08 per share, of which $.05 per share related to the first and second quarters of 1994. The net income per share for the 1994 quarters exceeds the net income per share for the year due to changes in the weighted average number of shares outstanding during the year.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Marten Transport, Ltd.:

We have audited the accompanying balance sheets of Marten Transport, Ltd. (a Delaware corporation) as of December 31, 1994 and 1993, and the related statements of operations, changes in shareholders' investment and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marten Transport, Ltd. as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP


Minneapolis, Minnesota
March 3, 1995

CORPORATE INFORMATION

EXECUTIVE OFFICERS AND DIRECTORS
Randolph L. Marten
Chairman of the Board, President, Chief Operating Officer and Director

Darrell D. Rubel
Executive Vice President, Chief Financial Officer, Treasurer, Assistant Secretary and Director

Timothy P. Nash
Vice President of Sales

Franklin J. Foster
Vice President of Finance

Robert G. Smith
Vice President of Operations

Voin S. Long
Vice President of Information Systems

Arnold P. Schultz
Director
Retired Superintendent of Schools, Goodhue, Minnesota

Larry B. Hagness
Director
President, Durand Builders Service, Inc., Durand, Wisconsin

Thomas J. Winkel
Director
Management Consultant, Eagan, Minnesota

Mark A. Kimball
Secretary
Partner, Oppenheimer Wolff & Donnelly, Minneapolis, Minnesota


CORPORATE HEADQUARTERS
129 Marten Street
Mondovi, Wisconsin 54755
Telephone: (715) 926-4216
Fax: (715) 926-4530


SHAREHOLDER INFORMATION
A copy of the company's 1994 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available by writing to:
Darrell D. Rubel, executive vice president and chief financial officer, at Marten's corporate headquarters.


ANNUAL MEETING
Shareholders, employees and friends are invited to attend Marten Transport's annual meeting on Tuesday, May 2, 1995, at 4:00 p.m., at the Holiday Inn Eau Claire, 2703 Craig Road, Eau Claire, Wisconsin.


STOCK LISTING
Nasdaq National Market symbol:
MRTN


LEGAL COUNSEL
Oppenheimer Wolff & Donnelly
45 South Seventh Street
Suite 3400
Minneapolis, Minnesota 55402


INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
45 South Seventh Street
Minneapolis, Minnesota 55402


TRANSFER AGENT AND REGISTRAR
Mellon Securities Trust Company
c/o Mellon Securities Transfer Services
85 Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660

Communications concerning change of address or stock certificates should be directed to the transfer agent.


PUBLIC/FINANCIAL RELATIONS COUNSEL
Padilla Speer Beardsley Inc.
224 Franklin Avenue West
Minneapolis, Minnesota 55404


COMMON STOCK DATA
The company's quarterly stock price data, as reported by the Nasdaq National Market, were as follows:

                                              1994                  1993
  Quarter                                HIGH      LOW         High       Low
--------------------------------------------------------------------------------
  First                                 18 3/4    16 3/4      13 3/4    10 3/4
--------------------------------------------------------------------------------
  Second                                19        17          14 1/2    12 3/4
--------------------------------------------------------------------------------
  Third                                 19 1/2    17 1/2      14 1/2    13
--------------------------------------------------------------------------------
  Fourth                                20        18          18 3/4    14
--------------------------------------------------------------------------------

The foregoing prices do not include adjustments for retail mark-ups, mark-downs or commissions. On December 31, 1994, there were 332 shareholders of record, as well as approximately 310 beneficial shareholders. The company has not paid any cash dividends on its common stock since it became publicly held in September 1986, and management does not anticipate cash dividend payments in the foreseeable future.