Form 10-K405, Exhibit 13
period 1995-12-31
MARTEN TRANSPORT LTD
filed 1996-03-28
CIK 799167

                           FIVE-YEAR FINANCIAL SUMMARY


                                                                            Years ended December 31,
(DOLLARS IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)        1995           1994           1993           1992           1991
                                                   ---------------------------------------------------------------------

FOR THE YEAR
Operating revenue. . . . . . . . . . . . . . . . . $ 137,704      $ 122,730      $ 112,180      $  98,194      $  87,763
Operating income . . . . . . . . . . . . . . . . .    11,378         13,015         11,359          7,678          5,846
Income before extraordinary item and cumulative
  effect of change in accounting  principle. . . .     5,009          6,375          5,462          3,434          2,108
Net income . . . . . . . . . . . . . . . . . . . .     5,009          6,375          6,345(1)       3,434          1,965(2)

PER-SHARE DATA
Income before extraordinary item and cumulative
  effect of change in accounting principle. . . .  $    1.69      $    2.00     $     1.58     $     1.00      $     .62
Net income . . . . . . . . . . . . . . . . . . . .      1.69           2.00           1.84(1)        1.00            .57(2)

AT YEAR END
Total assets . . . . . . . . . . . . . . . . . . . $ 123,141      $ 105,648      $  96,776     $   81,434      $  69,973
Long-term obligations. . . . . . . . . . . . . . .    27,079         24,917         21,117         20,523         17,734
Shareholders' investment . . . . . . . . . . . . .    38,242         33,104         34,729         28,384         24,835

(1) Includes extraordinary item, proceeds of $883,000 ($.26 per share) from life insurance policy on Roger Marten, founder of Marten Transport.

(2) Includes charge of $143,000 for the cumulative effect of change in accounting principle related to revenue recognition.


                            MARTEN 1995 ANNUAL REPORT                          9

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Operating revenue for the year ended December 31, 1995, increased 12 percent over 1994, compared with increases of 9 percent in 1994 and 14 percent in 1993. The primary reason for these increases was the transportation of additional freight associated with moderate additions to the company's fleet each of the last three years. Marten's average freight rates also increased in 1995 and 1994 after remaining level in 1993. Operating revenue in 1995 was adversely impacted by lower-than-expected customer demand, causing average miles traveled per tractor to decline from 1994 and 1993 levels. Management anticipates that customer demand will remain at 1995 levels during 1996.

     Operating expenses were 91.7 percent of operating revenue in 1995, compared with 89.4 percent in 1994 and 89.9 percent in 1993. This ratio increased in 1995 primarily due to reduced equipment utilization and less-than-expected revenue growth. Operating expenses increased 15 percent in 1995, 9 percent in 1994 and 11 percent in 1993.

     All expense categories increased during the three years ended December 31, 1995, due to the transportation of additional freight and expansion of the company's fleet. Purchased transportation expense also increased due to a higher number of independent contractor-owned vehicles. Use of independent contractors reduces salaries, wages and benefits expense and fuel and fuel tax expense relative to revenue, since these expenses are assumed by the independent contractor. Additionally, the increase in fuel and fuel tax expense was partially offset the last three years by the replacement of the company's fleet with new, more fuel-efficient revenue equipment. The average price of diesel fuel remained relatively stable during this period. Insurance and claims expense in 1995 represented 4.8 percent of revenue, which is comparable to 5.0 percent in 1994 and 4.7 percent in 1993.

     Total depreciation expense has increased the last three years due to the continued expansion of the company's fleet. The increase in 1995 was partially offset by a $290,000 reduction in depreciation expense due to a change in the estimated useful life of the company's satellite tracking equipment, effective July 1, 1995. In 1994, Marten also changed the estimated salvage value of other revenue equipment, resulting in a decrease to depreciation expense of $554,000 in 1994. The 1994 depreciation adjustment was made due to a change in market value realized for used equipment and the resulting gains on the disposition of revenue equipment.

     Management anticipates that 1996 operating expenses, as a percentage of revenue, will remain at current levels. Interest expense in 1995 represented
2.3 percent of revenue, compared with 2.1 percent in 1994 and 2.2 percent in 1993.

     Interest expense increased in 1995 due to additional long-term debt associated with equipment purchases and the June 1994 repurchase of 500,000 shares of the company's common stock. Interest expense in 1996 is expected to exceed 1995 levels due to additional long-term debt associated with new revenue equipment purchases.

     The company's effective tax rate for the last three years was 40 percent.


10                                   [LOGO]

Management expects that the effective tax rate will remain at 40 percent during 1996.

     In 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," as discussed in Note 1 to the financial statements. This statement, effective in 1996, is expected to have no impact on the company's results of operations or financial position.

     Inflation can be expected to affect most of the company's operating expenses. The impact of inflation, however, was minimal during the three years ended December 31, 1995.

CAPITAL RESOURCES AND LIQUIDITY
The company's business requires significant capital expenditures to replace and expand its fleet with new, more efficient revenue equipment. In addition, the company purchased a maintenance facility in Oregon for approximately $1.6 million in July 1995. During 1994, the company repurchased 500,000 shares of its common stock from the estate of its former chairman and chief executive officer, Roger R. Marten, for $16 per share. The company has retired these shares, reducing shareholders' investment by $8 million. These expenditures were funded using cash flow from operations and long-term debt collateralized by equipment. Long-term debt at December 31, 1995, increased $5.1 million from December 31, 1994, compared with an increase of $3.6 million in 1994. Marten has committed to purchase an additional $31 million of new revenue equipment, net of trade-in allowances, during 1996. Management expects to fund these acquisitions with additional long-term debt and cash flow from operations.

     Historically, Marten has operated effectively with a working capital deficit. This deficit is primarily caused by current maturities of long-term debt related to the acquisitions of revenue equipment. Working capital requirements have been funded by cash flow provided by the company's operating profits, short turnover in accounts receivable and cash management practices. The working capital deficit at December 31, 1995, increased to $10.8 million, compared with $6.9 million at December 31, 1994. This increase is primarily the result of additional insurance and claims reserves and an increase in current maturities of long-term debt. The company has not used short-term borrowings to meet working capital needs, and does not anticipate the use of short-term borrowings in 1996. Management believes the company's liquidity is adequate to meet expected near-term operating requirements.

SEASONALITY
Marten experiences seasonal fluctuations in revenue and expenses, particularly after the winter holiday season as customers reduce shipments. Operating expenses temporarily increase in the winter due to reduced fuel efficiency and additional maintenance costs. These patterns are consistent with the trucking industry in general.


                      MARTEN 1995 ANNUAL REPORT                               11

                                 BALANCE SHEETS

                                                                           December 31,
(IN THOUSANDS, EXCEPT SHARE INFORMATION)                               1995           1994
                                                                  ------------------------

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (Notes 1 and 7). . . . . . . . .      $   3,330      $   3,129
  Receivables:
    Trade, less allowances of $438 and $600. . . . . . . . .         13,718         13,281
    Other. . . . . . . . . . . . . . . . . . . . . . . . . .          3,745          3,216
  Prepaid expenses (Note 1). . . . . . . . . . . . . . . . .          5,949          5,057
  Deferred income taxes (Note 5) . . . . . . . . . . . . . .          2,766          2,260
                                                                  ------------------------
        Total current assets . . . . . . . . . . . . . . . .         29,508         26,943
                                                                  ------------------------
PROPERTY AND EQUIPMENT (Notes 1, 2, 3 and 4):
  Revenue equipment. . . . . . . . . . . . . . . . . . . . .        123,722        110,724
  Building and land. . . . . . . . . . . . . . . . . . . . .          4,934          3,249
  Office equipment and other . . . . . . . . . . . . . . . .          4,238          3,539
  Less accumulated depreciation and amortization . . . . . .        (39,261)       (38,807)
                                                                  ------------------------
        Net property and equipment . . . . . . . . . . . . .         93,633         78,705
                                                                  ------------------------
                                                                  $ 123,141      $ 105,648
                                                                  ------------------------
                                                                  ------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Accounts payable . . . . . . . . . . . . . . . . . . . . .      $   3,225      $   3,106
  Insurance and claims accruals (Note 1) . . . . . . . . . .         11,794          9,639
  Accrued liabilities. . . . . . . . . . . . . . . . . . . .          7,412          6,103
  Current maturities of long-term debt (Notes 2 and 7) . . .         17,914         14,963
                                                                  ------------------------
        Total current liabilities. . . . . . . . . . . . . .         40,345         33,811
LONG-TERM DEBT, less current maturities (Notes 2 and 7). . .         27,079         24,917
DEFERRED INCOME TAXES (Note 5) . . . . . . . . . . . . . . .         17,475         13,816
                                                                  ------------------------
        Total liabilities. . . . . . . . . . . . . . . . . .         84,899         72,544
                                                                  ------------------------
COMMITMENTS (Notes 1, 3 and 10)
SHAREHOLDERS' INVESTMENT (Notes 1, 4 and 6):
  Common stock, $.01 par value per share, 10,000,000
    shares authorized, 2,941,616 and 2,929,950 shares
    issued and outstanding . . . . . . . . . . . . . . . . .             29             29
  Additional paid-in capital . . . . . . . . . . . . . . . .          9,410          9,281
  Retained earnings. . . . . . . . . . . . . . . . . . . . .         28,803         23,794
                                                                  ------------------------
        Total shareholders' investment . . . . . . . . . . .         38,242         33,104
                                                                  ------------------------
                                                                  $ 123,141      $ 105,648
                                                                  ------------------------
                                                                  ------------------------

The accompanying notes are an integral part of these balance sheets.


12                                   [LOGO]

                            STATEMENTS OF OPERATIONS

                                                         For the years ended December 31,
(IN THOUSANDS, EXCEPT SHARE INFORMATION)                1995           1994           1993
                                                  ----------------------------------------
OPERATING REVENUE. . . . . . . . . . . . . .      $  137,704     $  122,730     $  112,180
                                                  ----------------------------------------
OPERATING EXPENSES:
  Salaries, wages and benefits . . . . . . .          50,040         44,900         40,873
  Purchased transportation . . . . . . . . .          10,402          5,431          3,963
  Fuel and fuel taxes. . . . . . . . . . . .          24,332         22,462         20,765
  Supplies and maintenance . . . . . . . . .          14,042         11,826         10,889
  Depreciation and amortization. . . . . . .          14,458         12,660         12,530
  Operating taxes and licenses . . . . . . .           3,192          2,781          2,517
  Insurance and claims . . . . . . . . . . .           6,550          6,081          5,246
  Communications and utilities . . . . . . .           1,650          1,550          1,137
  Gain on disposition of revenue equipment .          (2,927)        (2,220)        (1,208)
  Other. . . . . . . . . . . . . . . . . . .           4,587          4,244          4,109
                                                  ----------------------------------------
                                                     126,326        109,715        100,821
                                                  ----------------------------------------
OPERATING INCOME . . . . . . . . . . . . . .          11,378         13,015         11,359
                                                  ----------------------------------------
OTHER EXPENSES (INCOME):
  Interest expense . . . . . . . . . . . . .           3,219          2,516          2,447
  Interest income and other. . . . . . . . .            (189)          (126)          (186)
                                                  ----------------------------------------
                                                       3,030          2,390          2,261
                                                  ----------------------------------------
INCOME BEFORE ITEMS BELOW. . . . . . . . . .           8,348         10,625          9,098
PROVISION FOR INCOME TAXES (Note 5). . . . .           3,339          4,250          3,636
                                                  ----------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM . . . . . .           5,009          6,375          5,462
EXTRAORDINARY ITEM - PROCEEDS OF LIFE
  INSURANCE POLICY (Note 9). . . . . . . . .               -              -            883
                                                  ----------------------------------------
  NET INCOME . . . . . . . . . . . . . . . .        $  5,009       $  6,375       $  6,345
                                                  ----------------------------------------
                                                  ----------------------------------------
EARNINGS PER COMMON AND COMMON EQUIVALENT
  SHARE DATA:
  Income before extraordinary item . . . . .         $  1.69        $  2.00        $  1.58
  Extraordinary item . . . . . . . . . . . .               -              -            .26
                                                  ----------------------------------------
  Net income . . . . . . . . . . . . . . . .         $  1.69        $  2.00        $  1.84
                                                  ----------------------------------------
                                                  ----------------------------------------

The accompanying notes are an integral part of these statements.


                STATEMENTS OF CHANGES IN SHAREHOLDERS' INVESTMENT


                                                         Common Stock             Additional        Retained
(IN THOUSANDS, EXCEPT SHARE INFORMATION)              Shares       Amount    Paid-In Capital        Earnings            Total
                                                   --------------------------------------------------------------------------
Balance at January 1, 1993 . . . . . . . . .       3,429,950        $  34          $  10,865       $  17,485        $  28,384
  Net income . . . . . . . . . . . . . . . .               -            -                  -           6,345            6,345
                                                   --------------------------------------------------------------------------
Balance at December 31, 1993 . . . . . . . .       3,429,950        $  34          $  10,865       $  23,830        $  34,729
  Net income . . . . . . . . . . . . . . . .               -            -                  -           6,375            6,375
  Repurchase of common stock (Note 4). . . .        (500,000)          (5)            (1,584)         (6,411)          (8,000)
                                                   --------------------------------------------------------------------------
Balance at December 31, 1994 . . . . . . . .       2,929,950        $  29           $  9,281       $  23,794        $  33,104
  Net income . . . . . . . . . . . . . . . .               -            -                  -           5,009            5,009
  Issuance of common stock . . . . . . . . .          11,666            -                129               -              129
                                                   --------------------------------------------------------------------------
Balance at December 31, 1995 . . . . . . . .       2,941,616        $  29           $  9,410       $  28,803        $  38,242
                                                   --------------------------------------------------------------------------
                                                   --------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                            MARTEN 1995 ANNUAL REPORT                         13

                            STATEMENTS OF CASH FLOWS

                                                                                  For the years ended December 31,
(IN THOUSANDS)                                                                   1995           1994           1993
                                                                             --------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Operations:
  Income before extraordinary item . . . . . . . . . . . . . . . . . .       $  5,009       $  6,375       $  5,462
  Adjustments to reconcile income before extraordinary item
    to net cash flows from operating activities:
    Depreciation and amortization. . . . . . . . . . . . . . . . . . .         14,458         12,660         12,530
    Gain on disposition of revenue equipment . . . . . . . . . . . . .         (2,927)        (2,220)        (1,208)
    Deferred tax provision . . . . . . . . . . . . . . . . . . . . . .          3,153          3,325          2,321
    Changes in other current operating items:
      Receivables. . . . . . . . . . . . . . . . . . . . . . . . . . .           (966)        (1,284)        (3,838)
      Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . .           (892)          (306)        (1,621)
      Accounts payable . . . . . . . . . . . . . . . . . . . . . . . .            119            480            728
      Other current liabilities. . . . . . . . . . . . . . . . . . . .          3,464          2,732          1,319
                                                                             --------------------------------------
        Net cash provided by operating activities
          before extraordinary item. . . . . . . . . . . . . . . . . .         21,418         21,762         15,693
  Extraordinary item . . . . . . . . . . . . . . . . . . . . . . . . .              -              -            883
                                                                             --------------------------------------
        Net cash provided by operating activities. . . . . . . . . . .         21,418         21,762         16,576
                                                                             --------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Revenue equipment additions. . . . . . . . . . . . . . . . . . . . . .        (37,320)       (27,168)       (27,648)
Revenue equipment dispositions . . . . . . . . . . . . . . . . . . . .         13,309          8,435          7,893
Building and land, office equipment and other additions, net . . . . .         (2,448)          (849)        (1,901)
                                                                             --------------------------------------
        Net cash used for investing activities . . . . . . . . . . . .        (26,459)       (19,582)       (21,656)
                                                                             --------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock . . . . . . . . . . . . . . . . . . . . . . .            129              -              -
Common stock repurchased . . . . . . . . . . . . . . . . . . . . . . .              -         (8,000)             -
Long-term borrowings . . . . . . . . . . . . . . . . . . . . . . . . .         22,559         21,139         19,236
Repayment of long-term borrowings. . . . . . . . . . . . . . . . . . .        (17,446)       (17,529)       (14,692)
                                                                             --------------------------------------
        Net cash provided by (used for) financing activities . . . . .          5,242         (4,390)         4,544
                                                                             --------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS . . . . . . . . . . .            201         (2,210)          (536)
CASH AND CASH EQUIVALENTS:
Beginning of year. . . . . . . . . . . . . . . . . . . . . . . . . . .          3,129          5,339          5,875
                                                                             --------------------------------------
End of year. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  3,330       $  3,129       $  5,339
                                                                             --------------------------------------
                                                                             --------------------------------------
CASH PAID (RECEIVED) FOR:
Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  3,144       $  2,552       $  2,423
                                                                             --------------------------------------
                                                                             --------------------------------------
Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $  (135)        $  820       $  2,257
                                                                             --------------------------------------
                                                                             --------------------------------------

The accompanying notes are an integral part of these statements.

14                                   [LOGO]

                          NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
NATURE OF BUSINESS: Marten Transport, Ltd. (the company) is a long-haul truckload carrier providing protective service transportation of temperature-sensitive materials and general commodities pursuant to operating authority, both contract and common, granted by the Interstate Commerce Commission (ICC). Effective January 1, 1996, the ICC was abolished and its regulatory authority was transferred to the United States Department of Transportation and the Federal Highway Administration. The company derived approximately 11 percent of its revenue from a single customer in 1995, 12 percent in 1994 and 14 percent in 1993.

CASH EQUIVALENTS: The company invests available funds in short-term cash equivalents, principally mutual funds containing U.S. government-backed securities which have an original maturity of three months or less. These investments are stated at cost, which approximates market value.

PREPAID EXPENSES: As of December 31, prepaid expenses consisted of the following:

  (IN THOUSANDS)                              1995           1994
                                          -----------------------
  License fees . . . . . . . . . .        $  1,912       $  1,612
  Tires in service . . . . . . . .           1,708          1,418
  Parts and tires inventory. . . .           1,457          1,135
  Insurance. . . . . . . . . . . .             232            301
  Other. . . . . . . . . . . . . .             640            591
                                          -----------------------
                                          $  5,949       $  5,057
                                          -----------------------
                                          -----------------------

PROPERTY AND EQUIPMENT: Additions and improvements to property and equipment are capitalized at cost, while maintenance and repair expenditures are charged to operations as incurred. Gains and losses on revenue equipment dispositions are included in operations. Certain facilities are leased from an entity owned by the company's chairman of the board (see Notes 3 and 4).

Depreciation is computed based on the cost of the asset, reduced by its estimated salvage value, using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes. Following is a summary of estimated useful lives:

                                                                 YEARS
                                                                 -----
Revenue equipment:
  Tractors . . . . . . . . . . . . . . . . . . . . . . . . . . .     5
  Trailers . . . . . . . . . . . . . . . . . . . . . . . . . . .     7
  Satellite tracking . . . . . . . . . . . . . . . . . . . . . .     7
Building . . . . . . . . . . . . . . . . . . . . . . . . . . . .    20
Office equipment and other . . . . . . . . . . . . . . . . . . .  3-15
                                                                 -----

The company changed the estimated useful life of satellite tracking equipment as of July 1, 1995. The change resulted in a decrease in depreciation expense of $290,000 and an increase in net income of $174,000, or $.06 per share, in 1995.

The company changed the estimated salvage value of certain revenue equipment effective January 1, 1994, to reflect a change in the market value realized for used equipment. The change resulted in a decrease in depreciation expense of $554,000 and an increase in net income of $333,000, or $.10 per share, in 1994.

TIRES IN SERVICE: The cost of original equipment and replacement tires placed in service is capitalized. Amortization is computed based on cost, less estimated salvage value, using the straight-line method over a period of 24 months. The current portion of tires in service is included in prepaid expenses in the accompanying balance sheets. The cost of tires amortized beyond one year, along with the estimated salvage value of tires in service, are included in revenue equipment in the accompanying balance sheets. The cost of recapping tires is charged to expense as incurred.

INSURANCE AND CLAIMS: The company self-insures for property damage and cargo and self-insures, in part, for losses related to workers' compensation claims, auto liability, general liability and employees' group health benefits. Insurance coverage is maintained for per-incident and cumulative liability losses in amounts the company considers sufficient based upon ongoing review and historical experience. The company provides currently for estimated self-insured and partially self-insured losses. Under arrangements with its insurance carriers and regulatory authorities, the company has arranged for approximately $6.4 million in letters of credit to guarantee settlement of claims.

REVENUE RECOGNITION: The company recognizes revenue and related expenses on the date shipment of freight is completed.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE: Earnings per share have been computed based on the weighted average number of shares outstanding during each period as adjusted for the effect of the issuance of stock options to certain employees and directors. Weighted average common and common equivalent shares outstanding were 2,964,947 in 1995, 3,192,140 in 1994 and 3,451,932 in 1993.


                            MARTEN 1995 ANNUAL REPORT                         15

                   NOTES TO FINANCIAL STATEMENTS

ACCOUNTING FOR STOCK-BASED COMPENSATION: Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement No.
123), issued in October 1995 and effective for fiscal years beginning after December 15, 1995, encourages, but does not require, a fair value based method of accounting for employee stock options or similar equity instruments. It also allows an entity to elect to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), but requires pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. The company expects to adopt Statement No. 123 in 1996. While the company is still evaluating Statement No. 123, it currently expects to elect to continue to measure compensation cost under APB No. 25 and comply with the pro forma disclosure requirements. If the company makes this election, this statement will have no impact on the company's results of operations or financial position because the company's plans are fixed stock option plans which have no intrinsic value at the grant date under APB No. 25.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are primarily related to insurance and claims accruals and depreciation. Actual results could differ from those estimates.

RECLASSIFICATIONS: Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform to the 1995 presentation. These reclassifications had no effect on previously reported net income or shareholders' investment.

2.  LONG-TERM DEBT
Long-term debt consists of notes payable collateralized by specific revenue equipment. The notes are payable in monthly principal and interest installments. Interest rates range from 6 percent to 9.1 percent.

The debt agreements contain various restrictive covenants which, among other matters, require the company to maintain certain financial ratios. The company was in compliance with all debt covenants at December 31, 1995.

Maturities of long-term debt at December 31, 1995, are as follows:

  (IN THOUSANDS)                                            Amount
                                                       -----------
  1996                                                 $    17,914
  1997                                                      13,702
  1998                                                       9,781
  1999                                                       3,596
                                                       -----------
                                                       $    44,993
                                                       -----------
                                                       -----------

3.  LEASES
The company acquired certain revenue equipment in 1990 under the terms of capital leases which were included within long-term debt and capital leases. Payments made under these leases amounted to $1,382,000 in 1994 and $2,488,000 in 1993. The payments made in 1994 satisfied remaining capital lease obligations.

The company leases facilities and office equipment under operating leases with terms ranging from one to five years (see Note 4). Under most of these arrangements, the company pays maintenance and other expenses related to the leased property.

Minimum future obligations under operating leases in effect at December 31, 1995, are as follows:


  (IN THOUSANDS)                                                   Amount
                                                                   ------
  1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 270
  1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      225
  1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      191
  1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      127
                                                                   ------
                                                                    $ 813
                                                                   ------
                                                                   ------

Lease-related expenses were as follows:

  (IN THOUSANDS)                              1995      1994      1993
                                            --------------------------
  Operating lease rentals. . . . . . . .    $  458    $  436    $  493
  Capital lease amortization . . . . . .         -        81       867
  Capital lease interest expense . . . .         -        20       288
                                            --------------------------

4.  RELATED PARTY TRANSACTIONS
During the three years ended December 31, 1995, the company engaged in the following related party transactions:

(a) The company repurchased 500,000 shares of its common stock from the estate of its former chairman and chief executive officer, Roger R. Marten, in 1994 for $16 per share.


16                                   [LOGO]

(b) The company leases equipment, office and terminal facilities under a non-cancelable operating lease with an entity owned by its chairman of the board and previously with a partnership in which its current and former chairmen of the board were partners. Total rental expense charged to operations relating to this lease was $126,000 during 1995, $175,000 during 1994 and $175,000 during 1993. Future minimum rental payments under the lease are $126,000 per year from 1996 through 1999.

(c) During 1993, the company made payments of $629,000 to a construction company owned by a director of Marten Transport for additions to the Mondovi, Wisconsin, headquarters and a maintenance facility in Ontario, California.

(d) During the three years ended December 31, 1995, the company has maintained checking, savings and investment accounts at banks controlled by its former chairman of the board and a non-shareholder/officer of the company.

5.  INCOME TAXES
The company utilizes the liability method of accounting for income taxes whereby deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws.

The components of the provision for income taxes consisted of the following:


  (IN THOUSANDS)                              1995      1994      1993
                                            --------------------------
  Current:
    Federal. . . . . . . . . . . . . . .    $  150    $  765    $1,150
    State. . . . . . . . . . . . . . . .        36       160       165
                                            --------------------------
                                               186       925     1,315
                                            --------------------------
  Deferred:

    Federal. . . . . . . . . . . . . . .     2,552     2,708     1,909
    State. . . . . . . . . . . . . . . .       601       617       412
                                            --------------------------
                                             3,153     3,325     2,321
                                            --------------------------
    Total provision. . . . . . . . . . .    $3,339    $4,250    $3,636
                                            --------------------------
                                            --------------------------

The statutory federal income tax rate is reconciled to the effective income tax rate as follows:

                                              1995      1994      1993
                                              ------------------------
  Statutory federal
    income tax rate. . . . . . . . . . .        34%       34%       34%
  Increase in taxes arising from:
    State income taxes, net of
      federal income tax benefit . . . .         5         4         4

    Permanent differences  . . . . . . .         -         2         2

    Other, net . . . . . . . . . . . . .         1         -         -
                                              ------------------------
  Effective tax rate . . . . . . . . . .        40%       40%       40%
                                              ------------------------
                                              ------------------------

As of December 31, the net deferred tax liability consisted of the following:

  (IN THOUSANDS)                                               1995         1994
                                                          ----------------------
  Deferred tax assets:
    Reserves and accrued liabilities for
      financial reporting in excess of tax . . . . . .     $  5,404      $ 4,463
    State income tax deduction for
      financial reporting in excess of tax . . . . . .          879          644
    Alternative minimum tax credit . . . . . . . . . .           41          104
                                                          ----------------------
                                                              6,324        5,211
                                                          ----------------------
  Deferred tax liabilities:
    Tax depreciation in excess of
      depreciation for financial reporting . . . . . .       18,354       14,459
    Prepaid tires, licenses and use tax
      expensed for income tax purposes and
      capitalized for financial reporting. . . . . . .        2,505        2,134
    Other  . . . . . . . . . . . . . . . . . . . . . .          174          174
                                                          ----------------------
                                                             21,033       16,767
                                                          ----------------------
      Net deferred tax liability . . . . . . . . . . .      $14,709      $11,556
                                                          ----------------------
                                                          ----------------------

6.  SHAREHOLDERS' INVESTMENT
Under the company's Stock Incentive Plan adopted in 1995, officers, directors and key employees may be granted incentive stock options at prices not less than the fair market value on the date of grant and non-statutory stock options at prices not less than 85 percent of the fair market value on the date the option is granted. Incentive stock options expire within 10 years after the date of grant. The Stock Incentive Plan also provides for the issuance of stock appreciation rights, restricted stock awards, performance units and stock bonuses, none of which have been awarded as of December 31, 1995. The maximum number of shares of common stock available for issuance under the Stock Incentive Plan is 500,000 shares.

The company adopted in 1986 an Incentive Stock Option Plan and a Non-Statutory Stock Option Plan providing for the grant of options to purchase, at prices not less than the fair market value on the date of grant, up to an aggregate of 250,000 shares of common stock to officers, directors and key employees. Options under the Incentive Stock Option Plan expire within 10 years after the date of grant while options under the Non-Statutory Stock Option Plan expire within 10 years and one month after the date of grant.


                            MARTEN 1995 ANNUAL REPORT                         17

                   NOTES TO FINANCIAL STATEMENTS

As of December 31, incentive stock option activity under the Stock Incentive Plan and the Incentive Stock Option Plan was as follows:


                                                1995         1994         1993
                                             ---------------------------------
  Outstanding, beginning of year . . . .      59,500       47,500       41,500
  Granted:
    $13.25/share . . . . . . . . . . . .           -            -       15,000
    $17.50/share . . . . . . . . . . . .           -       15,000            -
    $20.50/share . . . . . . . . . . . .      80,000            -            -
  Exercised:
    $3.75/share. . . . . . . . . . . . .           -       (3,000)      (9,000)
    $6.75/share. . . . . . . . . . . . .      (5,000)           -            -
  Terminated:
    $17.50/share . . . . . . . . . . . .     (15,000)           -            -
    $20.50/share . . . . . . . . . . . .     (20,000)           -            -
                                             ---------------------------------
  Outstanding, end of year . . . . . . .      99,500       59,500       47,500
                                             ---------------------------------
                                             ---------------------------------
  Exercisable, end of year:
    $3.75-$20.50/share . . . . . . . . .      27,500       23,500       17,500
                                             ---------------------------------
                                             ---------------------------------

The company also has granted non-statutory stock options under the Stock Incentive Plan and the Non-Statutory Stock Option Plan to purchase 118,500 shares of common stock. During 1995 and 1993, options were exercised for 6,666 shares at $5.87 per share and 10,000 shares at $5.00 per share, respectively. At December 31, 1995, options for 98,500 shares were outstanding, including 16,833 shares exercisable at $7.00 to $20.50 per share.

An Employee Stock Purchase Plan and an Independent Contractor Stock Purchase Plan (the Purchase Plans) were adopted in 1995 as a means to encourage employee and independent contractor ownership of company common stock. Eligible participants designate the amount of regular payroll or contract payment deductions and voluntary cash contributions that are used to purchase shares of the company's common stock at the market price on the open market. The broker's commissions and administrative charges related to purchases of common stock under the Purchase Plans are paid by the company.

The company repurchased 500,000 shares of its common stock on June 21, 1994, for $16 per share (see Note 4). The shares have been retired, reducing shareholders' investment by $8 million. The company repurchased, at fair market value, the 3,000 shares of stock issued in 1994 and the 19,000 shares issued in 1993 upon exercise of the options noted above.

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS: The carrying amount approximates fair value due to the short maturity of these instruments.

LONG-TERM DEBT: The fair value of the company's long-term debt is estimated to be $45,266,000 at December 31, 1995, using discounted cash flow analysis, based on the company's current incremental borrowing rates for similar arrangements.

8.  RETIREMENT SAVINGS PLAN
Effective January 1, 1993, the company adopted a defined contribution retirement savings plan, in accordance with Section 401(k) of the Internal Revenue Code, covering all employees who meet a minimum service requirement. Each participant can make contributions of up to 15 percent of compensation. The company's contribution of 25 percent of each participant's contribution to the plan for up to 4 percent of compensation vests at the rate of 20 percent per year from the second through sixth years of service. In addition, the company may make elective contributions which are determined by resolution of the board of directors. No elective contributions were made in 1995, 1994 or 1993. Total expense recorded in connection with the plan was $182,000 in 1995, $167,000 in 1994 and $166,000 in 1993.

9.  EXTRAORDINARY ITEM
On August 9, 1993, the company's former chairman and chief executive officer, Roger R. Marten, passed away. The company was the beneficiary of a $1 million life insurance policy on Mr. Marten. These proceeds, net of previously recorded cash surrender value of $117,000, were recorded in 1993 as an extraordinary credit with no income tax effect.

10.  COMMITMENTS
The company has commitments to purchase approximately $31 million of additional revenue equipment, net of trade-in allowances, in 1996.


18                                   [LOGO]

11.  QUARTERLY FINANCIAL DATA (UNAUDITED)
The following is a summary of the quarterly results of operations for 1995 and 1994:

1995 QUARTERS (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)      FIRST         SECOND          THIRD         FOURTH          TOTAL
                                                        ---------------------------------------------------------------------
  Operating revenue. . . . . . . . . . . . . . . .        $31,961        $34,827        $35,889        $35,027       $137,704
  Operating income . . . . . . . . . . . . . . . .          3,310          2,683          3,023          2,362         11,378
  Net income . . . . . . . . . . . . . . . . . . .          1,531          1,198          1,339            941          5,009
  Net income per share . . . . . . . . . . . . . .            .52            .40            .45            .32           1.69
                                                        ---------------------------------------------------------------------


  1994 Quarters (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)    First         Second          Third         Fourth          Total
                                                        ---------------------------------------------------------------------
  Operating revenue. . . . . . . . . . . . . . . .        $29,220        $30,483        $31,443        $31,584       $122,730
  Operating income . . . . . . . . . . . . . . . .          2,566          3,434          3,644          3,371         13,015
  Net income . . . . . . . . . . . . . . . . . . .          1,200          1,742          1,788          1,645          6,375
  Net income per share . . . . . . . . . . . . . .            .35            .51            .60            .56           2.00
                                                        ---------------------------------------------------------------------

The company changed the estimated useful life of satellite tracking equipment as of July 1, 1995 (see Note 1). The change resulted in a decrease in depreciation expense of $144,000 and an increase in net income of $86,000, or $.03 per share, for the third quarter of 1995.

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

The net income per share for the 1994 quarters exceeded the net income per share for the year due to changes in the weighted average number of shares outstanding during the year.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Marten Transport, Ltd.:

We have audited the accompanying balance sheets of Marten Transport, Ltd. (a Delaware corporation) as of December 31, 1995 and 1994, and the related statements of operations, changes in shareholders' investment and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marten Transport, Ltd. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Minneapolis, Minnesota
January 24, 1996

                            MARTEN 1995 ANNUAL REPORT                         19

                              CORPORATE INFORMATION

CORPORATE HEADQUARTERS
129 Marten Street
Mondovi, Wisconsin 54755
Telephone: (715) 926-4216
Fax: (715) 926-4530

SHAREHOLDER INFORMATION
A copy of the company's 1995 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available by writing to:

Darrell D. Rubel, executive vice president and chief financial officer, at Marten's corporate headquarters.

ANNUAL MEETING
Shareholders, employees and friends are invited to attend Marten Transport's annual meeting on Tuesday, May 7, 1996, at 4:00 p.m. at the Roger Marten Community Center, 120 S. Franklin Street, Mondovi, Wisconsin.

STOCK LISTING
Nasdaq National Market symbol:  MRTN

LEGAL COUNSEL
Oppenheimer Wolff & Donnelly
45 South Seventh Street
Suite 3400
Minneapolis, Minnesota 55402

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
45 South Seventh Street
Minneapolis, Minnesota 55402

TRANSFER AGENT AND REGISTRAR
Chemical Mellon Shareholder Services, L.L.C.
85 Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660
Telephone: (800) 288-9541
TDD: (800) 231-5469
Communications concerning change of address or stock certificates should be directed to the transfer agent.

PUBLIC/FINANCIAL RELATIONS COUNSEL
Padilla Speer Beardsley Inc.
224 Franklin Avenue West
Minneapolis, Minnesota 55404

                                COMMON STOCK DATA

The company's quarterly stock price data, as reported by the Nasdaq National Market, were as follows:


                                  1995                            1994
  Quarter                 HIGH             LOW             High           Low
                        --------------------------------------------------------
  First. . . . . . .    $  20 1/2      $   18 1/2       $   18 3/4    $   16 3/4
  Second . . . . . .       21              19 1/2           19            17
  Third. . . . . . .       20              16 15/16         19 1/2        17 1/2
  Fourth . . . . . .       17 1/2          15               20            18

The foregoing prices do not include adjustments for retail mark-ups, mark-downs or commissions. On December 31, 1995, there were 311 shareholders of record, as well as approximately 325 beneficial shareholders. The company has not paid any cash dividends on its common stock since it became publicly held in September 1986, and management does not anticipate cash dividend payments in the foreseeable future.


20                                   [LOGO]

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

Arnold P. Schultz
Director
Retired Superintendent
 of Schools,
Goodhue, Minnesota

Larry B. Hagness
Director
President, Durand Builders
 Service, Inc.,
Durand, Wisconsin

Thomas J. Winkel
Director
Management Consultant,
Eagan, Minnesota

Mark A. Kimball
Secretary
Partner, Oppenheimer
 Wolff & Donnelly,
Minneapolis, Minnesota

                                      "MARTEN HAS BEEN
                                       A GOOD PARTNER.
                                     THEY'VE COME THROUGH
                                           FOR US.
                                       AND, IN TIMES OF
                                   CRUNCH AND CRISIS, THEY
                                      STEP IN AND HELP;
                                    YOU CAN'T ASK FOR MORE
                                          THAN THAT."

                                         Stan Hirshman,
                               Director of Transportation Pricing
                                         KRAFT FOODS, INC.

[RECYCLE LOGO]
This document is recyclable.
The paper is manufactured using 100%
Elemental Chlorine Free (ecf) pulp.
Design: Eaton & Associates

                                     [LOGO]

                                129 Marten Street
                            Mondovi, Wisconsin 54755
                            Telephone: (715) 926-4216
                               Fax: (715) 926-4530