Form 10-K405, Exhibit 13
period 1996-12-31
MARTEN TRANSPORT LTD
filed 1997-03-31
CIK 799167

FIVE-YEAR FINANCIAL SUMMARY


                                                                           Years ended December 31,
(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)              1996         1995          1994         1993           1992
                                                    -----------------------------------------------------------------
FOR THE YEAR
Operating revenue . . . . . . . . . . . . . . . . $ 146,151   $  137,704      $ 122,730     $ 112,180     $  98,194
Operating income. . . . . . . . . . . . . . . . .     6,160       11,378         13,015        11,359         7,678
Income before extraordinary item. . . . . . . . .     1,630        5,009          6,375         5,462         3,434
Net income. . . . . . . . . . . . . . . . . . . .     1,630        5,009          6,375         6,345(1)      3,434

PER-SHARE DATA
Income before extraordinary item. . . . . . . . .  $    .55    $    1.69      $    2.00     $    1.58      $   1.00
Net income. . . . . . . . . . . . . . . . . . . .       .55         1.69           2.00          1.84(1)       1.00

AT YEAR END
Total assets. . . . . . . . . . . . . . . . . . .  $ 138,135   $  123,141     $ 105,648      $ 96,776      $ 81,434
Long-term obligations . . . . . . . . . . . . . .     33,505       27,079        24,917        21,117        20,523
Shareholders' investment. . . . . . . . . . . . .     40,044       38,242        33,104        34,729        28,384


 (1) Includes extraordinary item, proceeds of $883,000 ($.26 per share) from life insurance policy on Roger Marten, founder of Marten Transport.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Results of Operations. Operating revenue for the year ended December 31, 1996, increased 6 percent over 1995, compared with increases of 12 percent in 1995 and 9 percent in 1994. These increases were the result of transporting additional freight associated with additions to the company's fleet each of the last three years. Operating revenue in 1996 was adversely impacted by lower average freight rates and reduced equipment utilization, which the company attributes to increased competition in the protective service sector. Freight rates increased slightly in 1995 and 1994, while equipment utilization, measured by miles per tractor, declined in 1995 and 1994. Additionally, fuel surcharges were in effect during most of 1996, partially offsetting an increase in the cost of diesel fuel. Fuel surcharges, which totaled $1.4 million in 1996, were not in place during 1995 or 1994. Management expects operating revenue in 1997 to exceed 1996 levels due to planned additions to the company's fleet.

    Operating expenses for 1996 represented 95.8 percent of operating revenue, compared with 91.7 percent in 1995 and 89.4 percent in 1994. Reduced equipment utilization was the primary reason for the increase in this ratio during the last three years, while lower freight rates were a factor during 1996. Operating expenses increased 11 percent in 1996, 15 percent in 1995 and 9 percent in 1994.

    Most expense categories increased during the three years ended December 31, 1996, due to the transportation of additional freight and expansion of Marten's fleet. Purchased transportation expense also increased during this three-year period due to a higher number of independent contractor-owned vehicles. Independent contractors assume responsibility for their own salaries, wages and benefits expense, as well as their own fuel and fuel tax expense. Accordingly, the company's expenses in these categories were reduced relative to revenue. The average price of diesel fuel increased significantly during 1996, as compared with relatively stable prices in the previous two years. Insurance and claims expense as a percentage of revenue declined slightly during the last three years, representing 4.7 percent of revenue in 1996, 4.8 percent in 1995 and 5.0 percent in 1994. These decreases were the result of favorable accident experience combined with adequate loss reserves. Depreciation expense has increased in the last three years due to additions to the company's fleet. Depreciation expense in 1995 was partially offset by a $290,000 expense reduction resulting from a change in the estimated useful life of the company's satellite tracking equipment. In 1994, Marten changed the estimated salvage value of other revenue equipment in response to a change in the market value realized for used equipment and the resulting gains on the disposition of revenue equipment. This adjustment decreased 1994 depreciation expense by $554,000. Management anticipates that 1997 operating expenses as a percentage of revenue will remain at or below current levels.

    Interest expense as a percentage of revenue increased to 2.5 percent of revenue in 1996, compared with 2.3 percent in 1995 and 2.1 percent in 1994. These increases were the result of additional long-term debt associated with new equipment purchases. Additionally, the company incurred long-term debt to repurchase 500,000 shares of its common stock in 1994. Interest expense in 1997 is expected to remain at current levels.

    The company's effective tax rate was 40 percent for the last three years. Management expects that the effective tax rate will remain at 40 percent during 1997.

    Inflation can be expected to affect most of the company's operating expenses. The impact of inflation, however, was minimal during the three years ended December 31, 1996.

Capital Resources and Liquidity. Marten continued to replace and expand its fleet with new, more efficient revenue equipment during the last three years. In addition, the company purchased a maintenance facility in Oregon for approximately $1.6 million in 1995. In 1994, the company repurchased 500,000 shares of its common stock for $8 million. These expenditures were funded using cash flow from operations and long-term debt collateralized by the company's revenue equipment. Long-term debt at December 31, 1996, increased $8.6 million from December 31, 1995, compared with an increase of $5.1 million in 1995. Marten has committed to purchase an additional $19 million of new revenue equipment, net of trade-in allowances, in 1997. Management expects to fund these acquisitions with additional long-term debt and cash flow from operations.

    The company's working capital deficit at December 31, 1996, increased to $12.4 million, compared with $10.8 million at December 31, 1995. This increase was due primarily to additional insurance and claims reserves, as well as an increase in long-term debt causing current maturities to increase. The company has historically operated with a working capital deficit caused primarily by current maturities of long-term debt associated with revenue equipment purchases. Marten's operating profits, short turnover in accounts receivable and cash management practices have adequately funded working capital needs. Short-term borrowings have not been and are not expected to be used to meet working capital requirements. Management believes the company's liquidity is adequate to meet expected near-term operating requirements.

Seasonality. Historically, the trucking industry has experienced seasonal fluctuations in revenue and expenses. Marten experiences revenue declines after the winter holiday season as customers reduce shipments. Operating expenses temporarily increase in the winter due to reduced fuel efficiency and additional maintenance costs.

                                         MARTEN TRANSPORT 1996 ANNUAL REPORT  11

BALANCE SHEETS


                                                                           December 31,
(IN THOUSANDS, EXCEPT SHARE INFORMATION)                                1996           1995
                                                                   ---------------------------
ASSETS
Current assets:
  Cash and cash equivalents (Notes 1 and 7)......................   $    3,028        $  3,330
  Receivables:
     Trade, less allowances of $558 and $438......................      14,987          13,718
     Other........................................................       4,446           3,745
  Prepaid expenses (Note 1).......................................       6,339           5,949
  Deferred income taxes (Note 5)..................................       3,456           2,766
                                                                    --------------------------
        Total current assets......................................      32,256          29,508
                                                                    --------------------------
PROPERTY AND EQUIPMENT (Notes 1, 2, 3 and 4):
  Revenue equipment...............................................     131,248         123,722
  Building and land...............................................       4,955           4,934
  Office equipment and other......................................       4,621           4,238
  Less accumulated depreciation and amortization..................     (34,945)        (39,261)
                                                                    --------------------------
         Net property and equipment...............................     105,879          93,633
                                                                    --------------------------
                                                                    $  138,135        $123,141
                                                                    --------------------------
                                                                    --------------------------

LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
  Accounts payable................................................  $    3,822       $   3,225
  Insurance and claims accruals (Note 1)..........................      13,558          11,794
  Accrued liabilities.............................................       7,202           7,412
  Current maturities of long-term debt (Notes 2 and 7)............      20,100          17,914
                                                                    --------------------------
        Total current liabilities.................................      44,682          40,345

LONG-TERM DEBT, less current maturities (Notes 2 and 7)...........      33,505          27,079
DEFERRED INCOME TAXES (Note 5)....................................      19,904          17,475
                                                                    --------------------------
         Total liabilities........................................      98,091          84,899
                                                                    --------------------------
COMMITMENTS (Notes 1, 3 and 9)
SHAREHOLDERS' INVESTMENT (Notes 1, 4 and 6):
  Common stock, $.01 par value per share, 10,000,000
    shares authorized, 2,959,616 and 2,941,616 shares
    issued and outstanding........................................         30              29
  Additional paid-in capital......................................      9,581           9,410
  Retained earnings...............................................     30,433          28,803
                                                                    --------------------------
         Total shareholders' investment...........................     40,044          38,242
                                                                    --------------------------
                                                                   $  138,135       $  123,141
                                                                    --------------------------
                                                                    --------------------------


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

STATEMENTS OF OPERATIONS

                                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
(IN THOUSANDS, EXCEPT SHARE INFORMATION)                                          1996        1995        1994
                                                                               ----------------------------------
OPERATING REVENUE............................................................  $  146,151  $  137,704  $  122,730
                                                                               ----------------------------------
OPERATING EXPENSES:
  Salaries, wages and benefits...............................................      50,222      50,040      44,900
  Purchased transportation...................................................      20,073      10,402       5,431
  Fuel and fuel taxes........................................................      25,997      24,332      22,462
  Supplies and maintenance...................................................      14,166      14,042      11,826
  Depreciation and amortization..............................................      16,015      14,458      12,660
  Operating taxes and licenses...............................................       3,376       3,192       2,781
  Insurance and claims.......................................................       6,800       6,550       6,081
  Communications and utilities...............................................       1,689       1,650       1,550
  Gain on disposition of revenue equipment...................................      (2,580)     (2,927)     (2,220)
  Other......................................................................       4,233       4,587       4,244
                                                                               ----------------------------------
                                                                                  139,991     126,326     109,715
                                                                               ----------------------------------
OPERATING INCOME.............................................................       6,160      11,378      13,015
                                                                               ----------------------------------
OTHER EXPENSES (INCOME):
  Interest expense...........................................................       3,575       3,219       2,516
  Interest income and other..................................................        (131)       (189)       (126)
                                                                               ----------------------------------
                                                                                    3,444       3,030       2,390
                                                                               ----------------------------------
INCOME BEFORE INCOME TAXES...................................................       2,716       8,348      10,625
PROVISION FOR INCOME TAXES (Note 5)..........................................       1,086       3,339       4,250
                                                                               ----------------------------------
  NET INCOME.................................................................  $    1,630  $    5,009  $    6,375
                                                                               ----------------------------------
                                                                               ----------------------------------
NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE............................  $      .55  $     1.69  $     2.00
                                                                               ----------------------------------
                                                                               ----------------------------------

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENTS OF CHANGES IN SHAREHOLDERS' INVESTMENT

                                                                                 ADDITIONAL
                                                            COMMON STOCK          PAID-IN      RETAINED
(IN THOUSANDS, EXCEPT SHARE INFORMATION)                 SHARES      AMOUNT       CAPITAL      EARNINGS     TOTAL
                                                       ------------------------------------------------------------

Balance at December 31, 1993.........................   3,429,950   $      34     $  10,865    $  23,830  $  34,729
  Net income.........................................      --          --            --            6,375      6,375
  Repurchase of common stock (Note 4)................    (500,000)         (5)       (1,584)      (6,411)    (8,000)
                                                       ------------------------------------------------------------
Balance at December 31, 1994.........................   2,929,950   $      29     $   9,281    $  23,794  $  33,104
  Net income.........................................      --          --            --            5,009      5,009
  Issuance of common stock...........................      11,666      --               129       --            129
                                                       ------------------------------------------------------------
Balance at December 31, 1995.........................   2,941,616   $      29     $   9,410    $  28,803  $  38,242
  Net income.........................................      --          --            --            1,630      1,630
  Issuance of common stock...........................      18,000           1           171       --            172
                                                       ------------------------------------------------------------
Balance at December 31, 1996.........................   2,959,616   $      30     $   9,581    $  30,433  $  40,044
                                                       ------------------------------------------------------------
                                                       ------------------------------------------------------------


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                        MARTEN TRANSPORT 1996 ANNUAL REPORT  13

STATEMENTS OF CASH FLOWS

                                                                                   FOR THE YEARS ENDED DECEMBER 31,
(IN THOUSANDS)                                                                        1996       1995       1994
                                                                                   --------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Operations:
  Net income......................................................................  $   1,630  $   5,009  $   6,375
  Adjustments to reconcile net income to net cash flows from operating activities:
    Depreciation and amortization.................................................     16,015     14,458     12,660
    Gain on disposition of revenue equipment......................................     (2,580)    (2,927)    (2,220)
    Deferred tax provision........................................................      1,739      3,153      3,325
    Changes in other current operating items:
      Receivables.................................................................     (1,970)      (966)    (1,284)
      Prepaid expenses............................................................       (390)      (892)      (306)
      Accounts payable............................................................        597        119        480
      Other current liabilities...................................................      1,554      3,464      2,732
                                                                                   --------------------------------
        Net cash provided by operating activities.................................     16,595     21,418     21,762
                                                                                   --------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Revenue equipment additions.......................................................    (42,875)   (37,320)   (27,168)
Revenue equipment dispositions....................................................     17,706     13,309      8,435
Building and land, office equipment and other additions, net......................       (512)    (2,448)      (849)
                                                                                   --------------------------------
        Net cash used for investing activities....................................    (25,681)   (26,459)   (19,582)
                                                                                   --------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock..........................................................        172        129     --
Common stock repurchased..........................................................     --         --         (8,000)
Long-term borrowings..............................................................     30,112     22,559     21,139
Repayment of long-term borrowings.................................................    (21,500)   (17,446)   (17,529)
                                                                                   --------------------------------
        Net cash provided by (used for) financing activities......................      8,784      5,242     (4,390)
                                                                                   --------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..................................       (302)       201     (2,210)

CASH AND CASH EQUIVALENTS:
Beginning of year.................................................................      3,330      3,129      5,339
                                                                                   --------------------------------
End of year.......................................................................  $   3,028  $   3,330  $   3,129
                                                                                   --------------------------------
CASH PAID (RECEIVED) FOR:
Interest..........................................................................  $   3,585  $   3,144  $   2,552
                                                                                   --------------------------------
                                                                                   --------------------------------
Income taxes......................................................................  $    (446) $    (135) $     820
                                                                                   --------------------------------
                                                                                   --------------------------------

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Marten Transport, Ltd. (the company) is a long-haul truckload carrier providing protective service transportation of time- and temperature-sensitive materials and general commodities pursuant to operating authority, both contract and common, granted by the Interstate Commerce Commission (ICC). Effective January 1, 1996, the ICC was abolished and its regulatory authority was transferred to the United States Department of Transportation and the Federal Highway Administration. The company derived approximately 13 percent of its revenue from a single customer in 1996, 11 percent in 1995 and 12 percent in 1994.

CASH EQUIVALENTS: The company invests available funds in short-term cash equivalents, principally mutual funds containing U.S. government-backed securities which have an original maturity of three months or less. These investments are stated at cost, which approximates market value.

PREPAID EXPENSES: As of December 31, prepaid expenses consisted of the following:

    (IN THOUSANDS)                      1996      1995
                                  -----------------------
    Tires in service.............   $ 1,809    $  1,708
    License fees.................     1,796       1,912
    Parts and tires inventory....     1,788       1,457
    Insurance....................       252         232
    Other........................       694         640
                                  ---------------------
                                    $ 6,339    $  5,949
                                  ---------------------
                                  ---------------------

PROPERTY AND EQUIPMENT: Additions and improvements to property and equipment are capitalized at cost, while maintenance and repair expenditures are charged to operations as incurred. Gains and losses on revenue equipment dispositions are included in operations. A facility is leased from an entity owned by the company's chairman of the board (see Notes 3 and 4).

Depreciation is computed based on the cost of the asset, reduced by its estimated salvage value, using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes. Following is a summary of estimated useful lives:

                                                   Years
    Revenue equipment:                             -----
         Tractors................................     5
         Trailers................................     7
         Satellite tracking......................     7
    Building.....................................    20
    Office equipment and other...................  3-15
                                                   ----

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

INSURANCE AND CLAIMS: The company self-insures for property damage and cargo and self-insures, in part, for losses related to workers' compensation claims, auto liability, general liability and employees' group health benefits. Insurance coverage is maintained for per-incident and cumulative liability losses in amounts the company considers sufficient based upon ongoing review and historical experience. The company provides currently for estimated self-insured and partially self-insured losses. Under arrangements with its insurance carriers and regulatory authorities, the company has arranged for approximately $4.9 million in letters of credit to guarantee settlement of claims.

REVENUE RECOGNITION: The company recognizes revenue and related expenses on the date shipment of freight is completed.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE: Earnings per share have been computed based on the weighted average number of shares outstanding during each period as adjusted for the effect of the issuance of stock options to certain employees and directors. Weighted average common and common equivalent shares outstanding were 2,964,685 in 1996, 2,964,947 in 1995 and 3,192,140 in 1994.

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


                                       MARTEN TRANSPORT 1996 ANNUAL REPORT  15

2. LONG-TERM DEBT
Long-term debt consists of notes payable collateralized by specific revenue equipment. The notes are payable in monthly principal and interest installments. Interest rates range from 6 percent to 9.1 percent.

The debt agreements contain various restrictive covenants which, among other matters, require the company to maintain certain financial ratios. The company was in compliance with all debt covenants at December 31, 1996.

Maturities of long-term debt at December 31, 1996, are as follows:


   (IN THOUSANDS)             Amount
                              ------
    1997...................  $20,100
    1998...................   17,326
    1999...................   11,716
    2000...................    4,463
                             -------
                             $53,605
                             -------
                             -------

3. LEASES
The company acquired certain revenue equipment in 1990 under the terms of capital leases which were included within long-term debt and capital leases. Payments made under these leases amounted to $1,382,000 in 1994. The payments made in 1994 satisfied remaining capital lease obligations.

The company leases facilities and office equipment under operating leases with terms ranging from one to five years (see Note 4). Under most of these arrangements, the company pays maintenance and other expenses related to the leased property.

Minimum future obligations under operating leases in effect at December 31, 1996, are as follows:


    (IN THOUSANDS)           Amount
                             ------
    1997..................   $ 256
    1998..................     221
    1999..................     141
                             -----
                             $ 618
                             -----
                             -----

Lease-related expenses were as follows:


    (IN THOUSANDS)                      1996      1995      1994
                                       --------------------------
    Operating lease rentals..........  $ 336    $  458    $  436
    Capital lease amortization.......     -         -         81
    Capital lease interest expense...     -         -         20
                                       --------------------------


4. RELATED PARTY TRANSACTIONS
During the three years ended December 31, 1996, the company engaged in the following related party transactions:

(a) The company repurchased 500,000 shares of its common stock from the estate of its former chairman and chief executive officer, Roger R. Marten, in 1994 for $16 per share.

(b) The company leases an office and terminal facility under a non-cancelable operating lease with an entity owned by its chairman of the board and previously with a partnership in which its current and former chairmen of the board were partners. Total rental expense charged to operations relating to this lease was $126,000 during 1996, $126,000 during 1995 and $175,000 during 1994. Future minimum rental payments under the lease are $126,000 per year from 1997 through 1999.

(c) During the three years ended December 31, 1996, the company has maintained checking, savings and investment accounts at banks controlled by its former chairman of the board and a shareholder/officer of the company.

5. INCOME TAXES
The company utilizes the liability method of accounting for income taxes whereby deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws.

The components of the provision for income taxes consisted of the following:

    (IN THOUSANDS)                 1996      1995      1994
                                ---------------------------
    Current:
       Federal...............   $ (623)     $ 150     $ 765
       State.................      (30)        36       160
                                ---------------------------
                                  (653)       186       925
                                ---------------------------
    Deferred:
       Federal...............    1,526      2,552     2,708
       State.................      213        601       617
                                ---------------------------
                                 1,739      3,153     3,325
                                ---------------------------
       Total provision.......   $1,086     $3,339    $4,250
                                ---------------------------
                                ---------------------------

The statutory federal income tax rate is reconciled to the effective income tax rate as follows:

                                                              1996   1995   1994
                                                              ----   ----   ----
Statutory federal income tax rate...........................   34%    34%    34%
Increase in taxes arising from:
State income taxes, net of federal income tax benefit.......    5      5      4
Permanent differences.......................................  --     --       2
Other, net..................................................    1      1    --
                                                            ---------------------
Effective tax rate..........................................   40%    40%    40%
                                                            ---------------------
                                                            ---------------------

    As of December 31, the net deferred tax liability consisted of the following:


(IN THOUSANDS)                                                 1996         1995
                                                              ----------------------
Deferred tax assets:
   Reserves and accrued liabilities for financial
    reporting in excess of tax..............................   $   6,111    $   5,404
   State income tax deduction for financial reporting
    in excess of tax........................................         965          879
   Alternative minimum tax credit...........................         223           41
   State net operating loss carryforwards...................          73       --
                                                               ---------    ---------
                                                                   7,372        6,324
                                                               ---------    ---------
Deferred tax liabilities:
  Tax depreciation in excess of depreciation for financial
    reporting...............................................      21,166       18,354
  Prepaid tires, licenses and use tax expensed for income
    tax purposes and capitalized for financial reporting....       2,449        2,505
  Other.....................................................         205          174
                                                               ---------    ---------
                                                                  23,820       21,033
                                                               ---------    ---------
       Net deferred tax liability...........................   $  16,448    $  14,709
                                                               ---------    ---------
                                                               ---------    ---------

The company has available state net operating loss carryforwards of approximately $1 million as of December 31, 1996, expiring in the years 1999 through 2011.

6. SHAREHOLDERS' INVESTMENT
Under the company's Stock Incentive Plan adopted in 1995, officers, directors and key employees may be granted incentive stock options at prices not less than the fair market value on the date of grant and non-statutory stock options at prices not less than 85 percent of the fair market value on the date the option is granted. Incentive stock options expire within 10 years after the date of grant. The Stock Incentive Plan also provides for the issuance of stock appreciation rights, restricted stock awards, performance units and stock bonuses, none of which have been awarded as of December 31, 1996. The maximum number of shares of common stock available for issuance under the Stock Incentive Plan is 500,000 shares.

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

The company accounts for these plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement No. 123), the company's net income and earnings per share would have been reduced to the following pro forma amounts:



(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)             1996      1995
                                                  --------------------
Net income:
   As reported.................................   $  1,630    $  5,009
   Pro forma...................................      1,481       4,888
Net income per share:
   As reported.................................        .55        1.69
   Pro forma...................................        .50        1.65


Because the Statement No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

As of December 31, stock option activity under the company's plans discussed earlier was as follows:

                                                 1996                         1995                        1994
                                --------------------------------------------------------------------------------
                                               WEIGHTED                    WEIGHTED                    WEIGHTED
                                                AVERAGE                     AVERAGE                     AVERAGE
                                               EXERCISE                    EXERCISE                    EXERCISE
                                  SHARES         PRICE        SHARES         PRICE        SHARES         PRICE
                                --------------------------------------------------------------------------------
Outstanding, beginning of
  year........................  198,000       $17.32        89,666        $11.13         67,666         $ 8.30
Granted.......................      --            --        155,000        20.50         25,000          17.90
Exercised.....................  (18,000)        7.85        (11,666)        6.25         (3,000)          3.75
Forfeited.....................      --            --        (35,000)       19.21            --             --
                                -------------------------------------------------------------------------------
Outstanding, end of year......  180,000        18.27        198,000        17.32         89,666          11.13
                                -------------------------------------------------------------------------------
                                -------------------------------------------------------------------------------
Exercisable, end of year......   62,666        14.90         44,333         9.02         43,666          7.78
                                -------------------------------------------------------------------------------
                                -------------------------------------------------------------------------------



The weighted-average fair value of options granted during 1995 was $9.17 per share. The fair value was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 7.22 percent; expected option life of seven years; expected stock price volatility of 28.5 percent; and no expected dividend payments.

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 1996:

                                                    Range of Exercise Price
                                          ---------------------------------------------
                                          $6.75 to $7.00   $13.25     $18.50 to $20.50
Options outstanding:
   Number of shares.....................     20,000          15,000       145,000
   Weighted-average remaining
    contractual life....................  4.8 years       6.4 years     8.1 years
   Weighted-average exercise price......      $6.88          $13.25        $20.36
Options exercisable:
   Number of shares.....................     20,000           9,000        33,666
   Weighted-average exercise price......      $6.88          $13.25        $20.10
                                          ----------------------------------------------



                                       MARTEN TRANSPORT 1996 ANNUAL REPORT  17

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

The company repurchased 500,000 shares of its common stock on June 21, 1994, for $16 per share (see Note 4). The shares have been retired, reducing shareholders' investment by $8 million. The company repurchased, at fair market value, 3,000 shares of stock issued in 1994 upon exercise of the options noted above.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS: The carrying amount approximates fair value due to the short maturity of these instruments.

LONG-TERM DEBT: The fair value of the company's long-term debt is estimated to be $53,234,000 at December 31, 1996, and $45,266,000 at December 31, 1995,
using discounted cash flow analysis, based on the company's current incremental borrowing rates for similar arrangements.

8. RETIREMENT SAVINGS PLAN
The company sponsors a defined contribution retirement savings plan, in accordance with Section 401(k) of the Internal Revenue Code, covering all employees who meet a minimum service requirement. Each participant can make contributions of up to 15 percent of compensation. The company's contribution of 25 percent of each participant's contribution to the plan for up to 4 percent of compensation vests at the rate of 20 percent per year from the second through sixth years of service. In addition, the company may make elective contributions which are determined by resolution of the board of directors. No elective contributions were made in 1996, 1995 or 1994. Total expense recorded in connection with the plan was $192,000 in 1996, $182,000 in 1995 and $167,000 in 1994.

9. COMMITMENTS
The company has commitments to purchase approximately $19 million of additional revenue equipment, net of trade-in allowances, in 1997.

10. QUARTERLY FINANCIAL DATA (UNAUDITED)
The following is a summary of the quarterly results of operations for 1996 and 1995:


 1996 QUARTERS (IN THOUSANDS,
  EXCEPT PER-SHARE AMOUNTS)       FIRST        SECOND       THIRD        FOURTH       TOTAL
                                --------------------------------------------------------------
Operating revenue.............   $  34,609    $  35,979    $  37,593    $  37,970    $ 146,151
Operating income..............       1,322        1,362        2,309        1,167        6,160
Net income....................         301          312          858          159        1,630
Net income per share..........         .10          .11          .29          .05          .55
                                --------------------------------------------------------------

 1995 Quarters (IN THOUSANDS,
  EXCEPT PER-SHARE AMOUNTS)       First        Second       Third        Fourth       Total
                                --------------------------------------------------------------
Operating revenue.............   $  31,961    $  34,827    $  35,889    $  35,027    $ 137,704
Operating income..............       3,310        2,683        3,023        2,362       11,378
Net income....................       1,531        1,198        1,339          941        5,009
Net income per share..........         .52          .40          .45          .32         1.69
                                --------------------------------------------------------------


The company changed the estimated useful life of satellite tracking equipment as of July 1, 1995 (see Note 1). The change resulted in a decrease in depreciation expense of $144,000 and an increase in net income of $86,000, or $.03 per share, for the third quarter of 1995.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Marten Transport, Ltd.:

We have audited the accompanying balance sheets of Marten Transport, Ltd. (a Delaware corporation) as of December 31, 1996 and 1995, and the related statements of operations, changes in shareholders' investment and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marten Transport, Ltd. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

Minneapolis, Minnesota
January 23, 1997

                                        MARTEN TRANSPORT 1996 ANNUAL REPORT  19

COMMON STOCK DATA

The company's quarterly stock prices, as reported by the Nasdaq National Market, were as follows:


                                      1996                      1995

    Quarter                     HIGH        LOW           High        Low
                              ------------------------------------------------
    First..................    $ 17        $ 15          $ 20 1/2    $ 18 1/2
    Second.................      18 1/2      15 3/4        21          19 1/2
    Third..................      17 1/4      12 1/2        20          16 15/16
    Fourth.................      13 3/4      11 3/4        17 1/2      15


The foregoing prices do not include adjustments for retail mark-ups, mark-downs or commissions. On December 31, 1996, there were 310 shareholders of record, as well as approximately 240 beneficial shareholders. The company has not paid any cash dividends on its common stock since it became publicly held in September 1986, and management does not anticipate cash dividend payments in the foreseeable future.

EXECUTIVE OFFICERS AND DIRECTORS

RANDOLPH L. MARTEN
Chairman of the Board, President, Chief Operating Officer and Director

DARRELL D. RUBEL
Executive Vice President, Chief Financial Officer, Treasurer, Assistant Secretary and Director

TIMOTHY P. NASH
Vice President of Sales

FRANKLIN J. FOSTER
Vice President of Finance

ROBERT G. SMITH
Vice President of Operations

MARK A. KIMBALL
Secretary
Partner, Oppenheimer Wolff & Donnelly,
Minneapolis, Minnesota

LARRY B. HAGNESS
Director
President, Durand Builders Service, Inc.,
Durand, Wisconsin

THOMAS J. WINKEL
Director
Management Consultant,
Pewaukee, Wisconsin

JERRY M. BAUER
Director
President, Bauer Built, Incorporated,
Durand, Wisconsin

THIS DOCUMENT IS RECYCLABLE.
DESIGN: EATON & ASSOCIATES

                                 129 Marten Street
                              Mondovi, Wisconsin 54755
                             Telephone: (715) 926-4216
                                Fax: (715) 926-4530
                                   www.marten.com