Form 10-K, Exhibit 13
period 1997-12-31
MARTEN TRANSPORT LTD
filed 1998-03-24
CIK 799167

FIVE-YEAR FINANCIAL SUMMARY

                                                                   Years ended December 31,
(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)           1997         1996         1995        1994         1993
                                                  ----------------------------------------------------------
FOR THE YEAR
Operating revenue. . . . . . . . . . . . . . . .  $172,412    $146,151     $137,704    $122,730     $112,180
Operating income . . . . . . . . . . . . . . . .    12,847       6,160       11,378      13,015       11,359
Income before extraordinary item . . . . . . . .     5,307       1,630        5,009       6,375        5,462
Net income . . . . . . . . . . . . . . . . . . .     5,307       1,630        5,009       6,375        6,345(2)

PER-SHARE DATA(1)
Basic earnings per common share:
  Income before extraordinary item . . . . . . .  $   1.19    $    .37     $   1.14    $   1.34     $   1.06
  Net income . . . . . . . . . . . . . . . . . .      1.19         .37         1.14        1.34         1.23(2)
Diluted earnings per common share:
  Income before extraordinary item . . . . . . .      1.19         .37         1.12        1.33         1.05
  Net income . . . . . . . . . . . . . . . . . .      1.19         .37         1.12        1.33         1.22(2)

AT YEAR END
Total assets . . . . . . . . . . . . . . . . . .  $145,266    $138,135     $123,141    $105,648     $ 96,776
Long-term debt, less current maturities. . . . .    30,663      33,505       27,079      24,917       21,117
Shareholders' investment . . . . . . . . . . . .    45,704      40,044       38,242      33,104       34,729

(1) Earnings per common share amounts have been retroactively adjusted to reflect a three-for-two stock split effective for shareholders of record as of December 15, 1997.

(2) Includes extraordinary item, proceeds of $883,000 ($.17 per basic and diluted share) from life insurance policy on Roger Marten, founder of Marten Transport.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS                                  3

RESULTS OF OPERATIONS Operating revenue for 1997 increased 18 percent over 1996. This compares with increases of 6 percent in 1996 and 12 percent in 1995. The primary reason for these increases was the transportation of more freight associated with increases in our fleet each of the last three years. Average freight rates and average miles traveled per tractor improved slightly in 1997 due to stronger customer demand. Average freight rates declined in 1996 and increased slightly in 1995. Average miles traveled per tractor decreased slightly in both 1996 and 1995. We have historically charged customers for significant increases in the price of diesel fuel. These fuel surcharges were in place and totaled $1.2 million in 1997 and $1.4 million in 1996. We expect operating revenue in 1998 to exceed 1997 levels given planned revenue equipment additions.

Operating expenses represented 92.5 percent of operating revenue in 1997. This compares with 95.8 percent in 1996 and 91.7 percent in 1995. This ratio improved in 1997 due to our growth in revenue per tractor, reflecting more efficient utilization of our revenue equipment. Reduced average miles traveled per tractor was the primary reason for the increase in this ratio in 1996 and 1995. Lower freight rates were also a factor in 1996. Operating expenses increased 14 percent in 1997, 11 percent in 1996 and 15 percent in 1995.

Operating expenses in most categories increased during the last three years because we transported additional freight and added to our fleet. We increased the number of independent contractor-owned vehicles in our fleet during the last three years. This increase caused purchased transportation expense to increase to 20.8 percent of revenue in 1997 from 13.7 percent in 1996 and 7.6 percent in 1995. Independent contractors assume responsibility for their own salaries, wages and benefits expense, fuel and fuel tax expense, and supplies and maintenance expense. Therefore, our expenses in these categories have remained relatively stable over the last three years. A significant increase in the price of diesel fuel negatively impacted fuel and fuel tax expense in 1997 and 1996.

An increase in our trailer fleet caused an increase in depreciation expense during the last three years. Depreciation expense in 1995 was partially reduced by a $290,000 expense adjustment to change the estimated useful life of satellite tracking equipment. Our insurance and claims expense declined to
2.0 percent of revenue in 1997 from 4.7 percent in 1996 and 4.8 percent in 1995. Our improved management of claims and losses, along with continued emphasis on driver safety and training, has led to improved accident experience over the last three years. Gain on disposition of revenue equipment significantly decreased to $242,000 in 1997 from $2,580,000 in 1996 and $2,927,000 in 1995, due to a decrease in the market value received for used revenue equipment. We anticipate that 1998 operating expenses as a percent of revenue will remain at current levels.

Interest expense as a percent of revenue has remained stable over the last three years, representing 2.4 percent of revenue in 1997, 2.4 percent in 1996 and 2.3 percent in 1995. We anticipate interest expense in 1998 as a percent of revenue to remain at 1997 levels as we add long-term debt to pay for revenue equipment purchases.

Our effective tax rate was 40 percent for the last three years. We expect the effective tax rate to remain at 40 percent during 1998.

We expect inflation to affect most of our operating expenses. The impact of inflation, however, was minimal during the three years ended December 31, 1997.

CAPITAL RESOURCES AND LIQUIDITY Our business requires significant capital expenditures to update and expand our fleet with new, more efficient revenue equipment. We also purchased an office and terminal facility in 1997 for $1.5 million from an entity owned by our chairman of the board. This facility was leased from the same entity before it was purchased. We purchased a maintenance facility in Oregon in 1995 for approximately $1.6 million. We paid for these purchases using cash flow from operations and long-term debt collateralized by revenue equipment. We have commitments to purchase approximately $24 million of revenue equipment, net of trade-in allowances, in 1998. We also have commitments to purchase approximately $800,000 of diesel fuel at a fixed price through mid-1998. We expect to pay for these purchases with cash flow from operations and additional long-term debt.

Cash generated from operations has historically met our working capital needs despite a working capital deficit. Current maturities of long-term debt associated with revenue equipment purchases have caused our working capital deficit. Our operating profits, short turnover in accounts receivable and cash management practices allow us to effectively operate with a working capital deficit. We have not used short-term borrowings to meet working capital needs, and do not expect to use short-term borrowings in 1998. We believe our liquidity is adequate to meet expected near-term operating requirements.

SEASONALITY The trucking industry experiences seasonal fluctuations in revenue and expenses. We experience revenue declines after the winter holiday season because our customers reduce shipments. Operating expenses temporarily increase in the winter due to reduced fuel efficiency and additional maintenance costs.

FORWARD-LOOKING INFORMATION This annual report contains certain forward-looking statements. Any statements in this annual report that are not statements of historical fact may be considered to be forward-looking statements. Written words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue," or other variations of these or similar words, identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially, depending on a variety of factors.

BALANCE SHEETS                                                                 4

                                                          December 31,
(IN THOUSANDS, EXCEPT SHARE INFORMATION)                1997        1996
                                                      ---------------------
ASSETS
Current assets:
  Cash and cash equivalents. . . . . . . . . . . . .  $  2,052     $  3,028
  Receivables:
     Trade, less allowances of $650 and $558 . . . .    16,935       14,987
     Other . . . . . . . . . . . . . . . . . . . . .     1,937        4,446
  Prepaid expenses . . . . . . . . . . . . . . . . .     6,921        6,339
  Deferred income taxes. . . . . . . . . . . . . . .     4,170        3,456
                                                      ---------------------
       Total current assets. . . . . . . . . . . . .    32,015       32,256
                                                      ---------------------
Property and equipment:
  Revenue equipment. . . . . . . . . . . . . . . . .   143,633      131,248
  Building and land. . . . . . . . . . . . . . . . .     6,320        4,955
  Office equipment and other . . . . . . . . . . . .     5,098        4,621
  Less accumulated depreciation. . . . . . . . . . .   (42,375)     (34,945)
                                                      ---------------------
       Net property and equipment. . . . . . . . . .   112,676      105,879
Other assets . . . . . . . . . . . . . . . . . . . .       575            -
                                                      ---------------------
                                                      $145,266     $138,135
                                                      ---------------------
                                                      ---------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
  Accounts payable . . . . . . . . . . . . . . . . .  $  4,472     $  3,822
  Insurance and claims accruals. . . . . . . . . . .    11,638       13,558
  Accrued liabilities. . . . . . . . . . . . . . . .     8,573        7,202
  Current maturities of long-term debt . . . . . . .    21,628       20,100
                                                      ---------------------
       Total current liabilities . . . . . . . . . .    46,311       44,682
Long-term debt, less current maturities. . . . . . .    30,663       33,505
Deferred income taxes. . . . . . . . . . . . . . . .    22,588       19,904
                                                      ---------------------
       Total liabilities . . . . . . . . . . . . . .    99,562       98,091
                                                      ---------------------
Commitments (Notes 1, 3 and 10)
Shareholders' investment:
  Common stock, $.01 par value per share,
    10,000,000 shares authorized, 4,477,645 and
    2,959,616 shares issued and outstanding. . . . .        45           30
  Additional paid-in capital . . . . . . . . . . . .     9,934        9,581
  Retained earnings. . . . . . . . . . . . . . . . .    35,725       30,433
                                                      ---------------------
       Total shareholders' investment. . . . . . . .    45,704       40,044
                                                      ---------------------
                                                      $145,266     $138,135
                                                      ---------------------
                                                      ---------------------

The accompanying notes are an integral part of these balance sheets.

STATEMENTS OF OPERATIONS                                                       5

                                             For the years ended December 31,
(IN THOUSANDS, EXCEPT SHARE INFORMATION)      1997        1996         1995
                                            ----------------------------------
Operating revenue. . . . . . . . . . . . .  $172,412     $146,151     $137,704
                                            ----------------------------------
Operating expenses:
  Salaries, wages and benefits . . . . . .    52,917       50,222       50,040
  Purchased transportation . . . . . . . .    35,914       20,073       10,402
  Fuel and fuel taxes. . . . . . . . . . .    25,642       25,997       24,332
  Supplies and maintenance . . . . . . . .    14,359       14,166       14,042
  Depreciation . . . . . . . . . . . . . .    17,239       16,015       14,458
  Operating taxes and licenses . . . . . .     3,531        3,376        3,192
  Insurance and claims . . . . . . . . . .     3,364        6,800        6,550
  Communications and utilities . . . . . .     2,152        1,689        1,650
  Gain on disposition of revenue
    equipment. . . . . . . . . . . . . . .      (242)      (2,580)      (2,927)
  Other. . . . . . . . . . . . . . . . . .     4,689        4,233        4,587
                                            ----------------------------------
                                             159,565      139,991      126,326
                                            ----------------------------------
Operating income . . . . . . . . . . . . .    12,847        6,160       11,378
                                            ----------------------------------
Other expenses (income):
  Interest expense . . . . . . . . . . . .     4,205        3,575        3,219
  Interest income and other. . . . . . . .      (203)        (131)        (189)
                                            ----------------------------------
                                               4,002        3,444        3,030
                                            ----------------------------------
Income before income taxes . . . . . . . .     8,845        2,716        8,348
Provision for income taxes . . . . . . . .     3,538        1,086        3,339
                                            ----------------------------------
  Net income . . . . . . . . . . . . . . .  $  5,307     $  1,630     $  5,009
                                            ----------------------------------
                                            ----------------------------------
Basic earnings per common share. . . . . .  $   1.19     $    .37     $   1.14
                                            ----------------------------------
                                            ----------------------------------
Diluted earnings per common share. . . . .  $   1.19     $    .37     $   1.12
                                            ----------------------------------
                                            ----------------------------------

The accompanying notes are an integral part of these statements.


STATEMENTS OF CHANGES IN SHAREHOLDERS' INVESTMENT

                                             Common Stock       Additional       Retained
(IN THOUSANDS, EXCEPT SHARE INFORMATION)    Shares    Amount  Paid-In Capital    Earnings       Total
                                           -----------------------------------------------------------
Balance at December 31, 1994 . . . . . .   2,929,950    $29       $9,281          $23,794      $33,104
  Net income . . . . . . . . . . . . . .           -      -            -            5,009        5,009
  Issuance of common stock . . . . . . .      11,666      -          129                -          129
                                           -----------------------------------------------------------
Balance at December 31, 1995 . . . . . .   2,941,616    $29       $9,410          $28,803      $38,242
  Net income . . . . . . . . . . . . . .           -      -            -            1,630        1,630
  Issuance of common stock . . . . . . .      18,000      1          171                -          172
                                           -----------------------------------------------------------
Balance at December 31, 1996 . . . . . .   2,959,616    $30       $9,581          $30,433      $40,044
  Net income . . . . . . . . . . . . . .           -      -            -            5,307        5,307
  Issuance of common stock . . . . . . .      25,500      -          353                -          353
  Stock split. . . . . . . . . . . . . .   1,492,529     15            -              (15)           -
                                           -----------------------------------------------------------
Balance at December 31, 1997 . . . . . .   4,477,645    $45       $9,934          $35,725      $45,704
                                           -----------------------------------------------------------
                                           -----------------------------------------------------------

The accompanying notes are an integral part of these statements.

STATEMENTS OF CASH FLOWS                                                       6

                                                 For the years ended December 31,
(IN THOUSANDS)                                  1997         1996           1995
                                              -------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Operations:
  Net income . . . . . . . . . . . . . . .    $  5,307      $  1,630       $  5,009
  Adjustments to reconcile net income
     to net cash flows from operating
     activities:
     Depreciation. . . . . . . . . . . . .      17,239        16,015         14,458
     Gain on disposition of revenue
       equipment . . . . . . . . . . . . .        (242)       (2,580)        (2,927)
     Deferred tax provision. . . . . . . .       1,970         1,739          3,153
     Changes in other current operating
       items:
       Receivables . . . . . . . . . . . .         561        (1,970)          (966)
       Prepaid expenses. . . . . . . . . .        (582)         (390)          (892)
       Accounts payable. . . . . . . . . .         650           597            119
       Other current liabilities . . . . .        (549)        1,554          3,464
                                              -------------------------------------
         Net cash provided by operating
           activities. . . . . . . . . . .      24,354        16,595         21,418
                                              -------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Revenue equipment additions. . . . . . . .     (32,598)      (42,875)       (37,320)
Revenue equipment dispositions . . . . . .      10,698        17,706         13,309
Building and land, office equipment and
  other additions, net . . . . . . . . . .      (1,894)         (512)        (2,448)
Net change in other assets . . . . . . . .        (575)            -              -
                                              -------------------------------------
         Net cash used for investing
           activities. . . . . . . . . . .     (24,369)      (25,681)       (26,459)
                                              -------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock . . . . . . . . .         353           172            129
Long-term borrowings . . . . . . . . . . .      22,469        30,112         22,559
Repayment of long-term borrowings. . . . .     (23,783)      (21,500)       (17,446)
                                              -------------------------------------
         Net cash provided by (used for)
           financing activities. . . . . .        (961)        8,784          5,242
                                              -------------------------------------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS. . . . . . . . . . . . . . .        (976)         (302)           201

CASH AND CASH EQUIVALENTS:
Beginning of year. . . . . . . . . . . . .       3,028         3,330          3,129
                                              -------------------------------------
End of year. . . . . . . . . . . . . . . .    $  2,052      $  3,028       $  3,330
                                              -------------------------------------
                                              -------------------------------------
CASH PAID (RECEIVED) FOR:
Interest . . . . . . . . . . . . . . . . .    $  4,211      $  3,585       $  3,144
                                              -------------------------------------
                                              -------------------------------------
Income taxes . . . . . . . . . . . . . . .    $    534      $   (446)      $   (135)
                                              -------------------------------------
                                              -------------------------------------

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS                                                  7

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Marten Transport, Ltd. is a long-haul truckload carrier providing protective service transportation of time-and temperature-sensitive materials and general commodities. We earned approximately 13 percent of our revenue from a single customer in 1997, 13 percent in 1996 and 11 percent in 1995.

CASH EQUIVALENTS: We invest available funds in short-term cash equivalents. These investments are primarily mutual funds with U.S. government-backed securities having original maturities of three months or less. These investments are stated at cost, which approximates market value.

PREPAID EXPENSES: As of December 31, prepaid expenses consisted of the following:

     (IN THOUSANDS)                                   1997      1996
                                                     -----------------
     License fees. . . . . . . . . . . . . . . .     $2,150     $1,796
     Parts and tires inventory . . . . . . . . .      1,941      1,788
     Tires in service. . . . . . . . . . . . . .      1,703      1,809
     Insurance . . . . . . . . . . . . . . . . .        236        252
     Other . . . . . . . . . . . . . . . . . . .        891        694
                                                     -----------------
                                                     $6,921     $6,339
                                                     -----------------
                                                     -----------------

PROPERTY AND EQUIPMENT: Additions and improvements to property and equipment are capitalized at cost. Maintenance and repair expenditures are charged to operations. Gains and losses on disposals of revenue equipment are included in operations.

Depreciation is computed based on the cost of the asset, reduced by its estimated salvage value, using the straight-line method for financial reporting purposes. Accelerated methods are used for income tax reporting purposes. Following is a summary of estimated useful lives:

                                                                   Years
                                                                   -----
     Revenue equipment:
        Tractors . . . . . . . . . . . . . . . . . . . . . . .         5
        Trailers . . . . . . . . . . . . . . . . . . . . . . .         7
        Satellite tracking . . . . . . . . . . . . . . . . . .         7
     Building. . . . . . . . . . . . . . . . . . . . . . . . .        20
     Office equipment and other. . . . . . . . . . . . . . . .      3-15
                                                                   -----

We changed the estimated useful life of satellite tracking equipment as of July 1, 1995. The change decreased depreciation expense by $290,000 and increased net income by $174,000, or $.04 per diluted share, in 1995.

TIRES IN SERVICE: The cost of original equipment and replacement tires placed in service is capitalized. Amortization is calculated based on cost, less estimated salvage value, using the straight-line method over 24 months. The current portion of capitalized tires in service is included in prepaid expenses in the balance sheets. The long-term portion of capitalized tires in service and the estimated salvage value are included in revenue equipment in the balance sheets. The cost of recapping tires is charged to operations.

INSURANCE AND CLAIMS: We self-insure for property damage and cargo claims. We self-insure, in part, for losses relating to workers' compensation claims, auto liability, general liability and employees' group health benefits. We maintain insurance coverage for per-incident and total losses in amounts we consider adequate based upon ongoing review and historical experience. We reserve currently for anticipated losses. The insurance and claims reserves are continuously evaluated and adjusted to reflect our experience. Under agreements with our insurance carriers and regulatory authorities, we have arranged for approximately $3.4 million in letters of credit to guarantee settlement of claims.

REVENUE RECOGNITION: We record revenue and related expenses on the date shipment of freight is completed.

USE OF ESTIMATES: We must make estimates and assumptions to prepare the financial statements using generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in the financial statements. The reported amounts of revenue and expenses in the financial statements are also affected. These estimates are primarily related to insurance and claims accruals and depreciation. Actual results could differ from these estimates.

2. LONG-TERM DEBT

Long-term debt consists of notes payable collateralized by specific revenue equipment. The notes are payable in monthly principal and interest installments. Interest rates range from 6.8 percent to 9.1 percent.

The debt agreements contain restrictive covenants which, among other matters, require us to maintain certain financial ratios. We satisfied all debt covenants at December 31, 1997.

Maturities of long-term debt at December 31, 1997, are as follows:

     (IN THOUSANDS)                                                 Amount
                                                                   -------
     1998 . . . . . . . . . . . . . . . . . . . . . . . . . . .    $21,628
     1999 . . . . . . . . . . . . . . . . . . . . . . . . . . .     17,276
     2000 . . . . . . . . . . . . . . . . . . . . . . . . . . .     10,639
     2001 . . . . . . . . . . . . . . . . . . . . . . . . . . .      2,748
                                                                   -------
                                                                   $52,291
                                                                   -------
                                                                   -------

3. LEASES

We lease office equipment and facilities under operating leases with terms ranging from one to three years (see Note 4). Under most of these agreements, we pay maintenance and other expenses for the leased property.

NOTES TO FINANCIAL STATEMENTS                                                  8


Minimum future obligations under operating leases in effect at December 31, 1997, are as follows:

     (IN THOUSANDS)                                                Amount
                                                                   ------
     1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $161
     1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . .     80
     2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . .     33
                                                                   ------
                                                                    $274
                                                                   ------
                                                                   ------

Lease-related expenses were as follows:

     (IN THOUSANDS)                                 1997    1996    1995
                                                    ---------------------
     Operating lease rentals . . . . . . . . . .    $447    $336    $458
                                                    ---------------------

4. RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the three years ended December 31, 1997:

(a) We purchased an office and terminal facility in 1997 for $1.5 million from an entity owned by our chairman of the board. We leased the facility under a non-cancelable operating lease with the same entity before it was purchased. Total rental expense charged to operations for this lease was $126,000 per year during 1995 through 1997.

(b) During 1997, we paid approximately $1.6 million to purchase fuel and tires from a company in which one of our directors, elected in 1997, is the president and a shareholder.

(c) During the three years ended December 31, 1997, we have had checking, savings and investment accounts at banks which are controlled by one of our directors and officers.

We believe that these transactions with related parties are on reasonable terms which are comparable to terms available from unaffiliated third parties.

5. INCOME TAXES

We use the liability method of accounting for income taxes. Deferred taxes are calculated based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given current tax laws.

The components of the provision for income taxes consisted of the following:

     (IN THOUSANDS)                             1997       1996         1995
                                              -------------------------------
     Current:
       Federal . . . . . . . . . . . . . .    $1,271      $(623)         $150
       State . . . . . . . . . . . . . . .       297        (30)           36
                                              -------------------------------
                                               1,568       (653)          186
                                              -------------------------------
     Deferred:
       Federal . . . . . . . . . . . . . .     1,739       1,526        2,552
       State . . . . . . . . . . . . . . .       231         213          601
                                              -------------------------------
                                               1,970       1,739        3,153
                                              -------------------------------
       Total provision . . . . . . . . . .    $3,538      $1,086       $3,339
                                              -------------------------------
                                              -------------------------------

The statutory federal income tax rate is reconciled to the effective income tax rate as follows:

                                                1997      1996     1995
                                                ------------------------
     Statutory federal
        income tax rate . . . . . . . . . .      34%       34%        34%
     Increase in taxes arising from:
        State income taxes, net of
          federal income tax benefit. . . .       6         5          5
        Other, net. . . . . . . . . . . . .       -         1          1
                                                ------------------------
     Effective tax rate . . . . . . . . . .      40%       40%        40%
                                                ------------------------
                                                ------------------------

As of December 31, the net deferred tax liability consisted of the following:

  (IN THOUSANDS)                                       1997       1996
                                                     -------------------
  Deferred tax assets:
     Reserves and accrued liabilities
       for financial reporting in excess
       of tax. . . . . . . . . . . . . . . . . . .    $ 5,401    $ 6,111
     State income tax deduction for
       financial reporting in excess
       of tax. . . . . . . . . . . . . . . . . . .      1,044        965
     Alternative minimum tax credit. . . . . . . .        316        223
     State net operating loss
       carryforwards . . . . . . . . . . . . . . .         28         73
                                                     -------------------
                                                        6,789      7,372
                                                     -------------------
  Deferred tax liabilities:
     Tax depreciation in excess of
        depreciation for financial
        reporting. . . . . . . . . . . . . . . . .     23,972     21,166
     Items expensed for income tax
       purposes and capitalized
       for financial reporting:. . . . . . . . . .
          Prepaid licenses and use tax . . . . . .        975        831
          Prepaid tires . . . . . . .  . . . . . .          -      1,618
     Other . . . . . . . . . . . . . . . . . . . .        260        205
                                                     -------------------
                                                       25,207     23,820
                                                     -------------------
       Net deferred tax liability. . . . . . . . .    $18,418    $16,448
                                                     -------------------
                                                     -------------------

We have state net operating loss carryforwards of approximately $400,000 available as of December 31, 1997, expiring in the years 1999 through 2011.

6. STOCK SPLIT

In 1997, our board of directors authorized a three-for-two stock split of our common stock, $.01 par value. Each shareholder of record received an additional one-half share for each share of common stock held as of the close of business on December 15, 1997. The additional shares were distributed on January 5, 1998.

NOTES TO FINANCIAL STATEMENTS                                                  9

The stock split was effected in the form of a dividend, using authorized but unissued shares of our common stock. All per share amounts have been retroactively adjusted to reflect the stock split.

7. EARNINGS PER COMMON SHARE

Basic and diluted earnings per common share were computed as follows:

     (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)     1997      1996     1995
                                                 -------------------------
     Numerator:
       Net income. . . . . . . . . . . . .       $5,307    $1,630   $5,009
                                                 -------------------------
     Denominator:
       Basic earnings per
         common share -
         weighted-average shares . . . . .        4,446     4,424    4,405
       Effect of dilutive
         stock options . . . . . . . . . .           22        27       49
                                                 -------------------------
       Diluted earnings per
         common share -
         weighted-average shares
         and assumed conversions . . . . .        4,468     4,451    4,454
                                                 -------------------------
                                                 -------------------------
     Basic earnings
       per common share. . . . . . . . . .       $ 1.19    $  .37   $ 1.14
                                                 -------------------------
                                                 -------------------------
     Diluted earnings
       per common share. . . . . . . . . .       $ 1.19    $  .37   $ 1.12
                                                 -------------------------
                                                 -------------------------

The following options were outstanding but were not included in the calculation of diluted earnings per share. The options' exercise prices were greater than the average market price of the common shares. Therefore, including the options in the denominator would be antidilutive, or decrease the number of weighted-average shares.

                                               1997        1996      1995
                                              -----------------------------
    Number of option shares. . . . . . . .     315,000   217,500    202,500
    Weighted-average
       exercise price. . . . . . . . . . .    $  13.50  $  13.57   $  13.67
                                              -----------------------------

8. EMPLOYEE BENEFITS

STOCK INCENTIVE PLANS - Under our Stock Incentive Plan adopted in 1995, officers, directors and employees may be granted incentive and non-statutory stock options. Incentive stock option prices must be at least the fair market value of our common stock on the date of grant. Non-statutory stock option prices must be at least 85 percent of the fair market value of our common stock on the date the option is granted. Stock options expire within 10 years after the date of grant. The plan also allows for stock appreciation rights, restricted stock awards, performance units and stock bonuses, none of which have been awarded as of December 31, 1997. The maximum number of shares of common stock available for issuance under the plan is 750,000 shares.

In 1986, we adopted an Incentive Stock Option Plan and a Non-Statutory Stock Option Plan allowing for the grant of options. The option prices must be at least the fair market value of our common stock on the date of grant. In these plans, 375,000 shares of common stock are available for issuance to officers, directors and employees. Options under the Incentive Stock Option Plan expire within 10 years after the date of grant. Options under the Non-Statutory Stock Option Plan expire within 10 years and one month after the date of grant.

We account for these plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which compensation cost is not recorded. If compensation cost had been recorded consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement No. 123), our net income and earnings per common share would have been the following pro forma amounts:

    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)     1997      1996       1995
                                                 --------------------------
    Net income:
       As reported . . . . . . . . . . . . .     $5,307    $1,630    $5,009
       Pro forma . . . . . . . . . . . . . .      5,130     1,481     4,888
    Basic earnings per
       common share:
       As reported . . . . . . . . . . . . .       1.19       .37      1.14
       Pro forma . . . . . . . . . . . . . .       1.15       .33      1.11
    Diluted earnings per
       common share:
       As reported . . . . . . . . . . . . .       1.19       .37      1.12
       Pro forma . . . . . . . . . . . . . .       1.15       .33      1.10
                                                 --------------------------

Because the Statement No. 123 method of accounting has only been applied to options granted in 1995 or after, the pro forma comparison above may not be representative of the impact of compensation cost in future years.

As of December 31, stock option activity under our plans was as follows:

                                                        1997                 1996                   1995
                                           -------------------------------------------------------------
                                                    Weighted             Weighted               Weighted
                                                     Average              Average                Average
                                                    Exercise             Exercise               Exercise
                                           Shares      Price    Shares      Price    Shares        Price
                                           -------------------------------------------------------------
Outstanding,
  beginning of year. . . . . . . . . . .   270,000   $12.18    297,000     $11.55    134,499     $7.42
Granted. . . . . . . . . . . . . . . . .   112,500    12.63          -          -    232,500     13.67
Exercised. . . . . . . . . . . . . . . .   (38,250)    5.50    (27,000)      5.23    (17,499)     4.17
Forfeited. . . . . . . . . . . . . . . .         -        -          -          -    (52,500)    12.81
                                           -------------------------------------------------------------
Outstanding,
  end of year. . . . . . . . . . . . . .   344,250    13.07    270,000      12.18    297,000     11.55
                                           -------------------------------------------------------------
                                           -------------------------------------------------------------
Exercisable,
  end of year. . . . . . . . . . . . . .   105,750    13.03     93,999       9.93     66,500      6.01
                                           -------------------------------------------------------------
                                           -------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS                                                 10

The weighted-average fair value as of the date of grant was $5.96 per share for options granted during 1997 and $6.11 per share for options granted during 1995. The fair value was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                          1997      1995
                                                          ---------------
     Expected option life in years . . . . . . . . .         7         7
     Risk-free interest rate . . . . . . . . . . . .       6.1%      7.2%
     Expected stock price volatility . . . . . . . .      31.9%     28.5%
     Expected dividend payments. . . . . . . . . . .         -         -
                                                          ---------------

The following table summarizes information regarding stock options outstanding and exercisable as of December 31, 1997:

                                                    Range of Exercise Price
                                                ---------------------------------
                                                $8.08 to $8.83   $12.33 to $13.67
                                                ---------------------------------
    Options outstanding:
       Number of shares. . . . . . . . . . . .          29,250            315,000
       Weighted-average
         remaining contractual life. . . . . .       7.3 years          8.0 years
       Weighted-average exercise price . . . .           $8.45             $13.50
    Options exercisable:
       Number of shares. . . . . . . . . . . .           9,750             96,000
       Weighted-average exercise price . . . .           $8.83             $13.46
                                                ---------------------------------

RETIREMENT SAVINGS PLAN - We sponsor a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code. Employees are eligible for the plan after one year of service. Each participant can contribute up to 15 percent of compensation. We contribute 25 percent of each participant's contribution, up to a total of 4 percent. Our contribution vests at the rate of 20 percent per year for the second through sixth years of service. In addition, we may make elective contributions as determined by the board of directors. Elective contributions were not made in 1997, 1996 or 1995. Total expense recorded for the plan was $183,000 in 1997, $192,000 in 1996 and $182,000 in
1995.

STOCK PURCHASE PLANS - An Employee Stock Purchase Plan and an Independent Contractor Stock Purchase Plan are sponsored to encourage employee and independent contractor ownership of our common stock. Eligible participants specify the amount of regular payroll or contract payment deductions and voluntary cash contributions that are used to purchase shares of our common stock. The purchases are made at the market price on the open market. We pay the broker's commissions and administrative charges for purchases of common stock under the plans.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of each class of financial instruments was estimated using the following methods and assumptions:

CASH AND CASH EQUIVALENTS: The carrying amount approximated fair value due to the short maturity of these instruments.

LONG-TERM DEBT: The fair value of our long-term debt approximated the carrying amount at December 31, 1997, and December 31, 1996. The fair value was estimated using discounted cash flow analysis. Our current borrowing rates for similar long-term debt were used in this analysis.

10. COMMITMENTS

We have commitments to purchase approximately $24 million of revenue equipment, net of trade-in allowances, in 1998. We also have committed to purchase approximately $800,000 of diesel fuel at a fixed price through mid-1998.

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the quarterly results of operations for 1997 and 1996:

1997 QUARTERS (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)    First   Second    Third   Fourth     Total
                                                        --------------------------------------------
Operating revenue. . . . . . . . . . . . . . . . . . .  $38,553  $43,817  $44,676  $45,366  $172,412
Operating income . . . . . . . . . . . . . . . . . . .    1,759    4,118    4,173    2,797    12,847
Net income . . . . . . . . . . . . . . . . . . . . . .      450    1,865    1,924    1,068     5,307
Basic and diluted earnings per common share(1) . . . .      .10      .42      .43      .24      1.19
                                                        --------------------------------------------

1996 QUARTERS (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)    First   Second    Third   Fourth     Total
                                                        --------------------------------------------
Operating revenue. . . . . . . . . . . . . . . . . . .  $34,609  $35,979  $37,593  $37,970  $146,151
Operating income . . . . . . . . . . . . . . . . . . .    1,322    1,362    2,309    1,167     6,160
Net income . . . . . . . . . . . . . . . . . . . . . .      301      312      858      159     1,630
Basic and diluted earnings per common share(1) . . . .      .07      .07      .19      .04       .37
                                                        --------------------------------------------

(1) Earnings per common share amounts have been retroactively adjusted to reflect a three-for-two stock split effective for shareholders of record as of December 15, 1997.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                      11

To Marten Transport, Ltd.:

We have audited the accompanying balance sheets of Marten Transport, Ltd. (a Delaware corporation) as of December 31, 1997 and 1996, and the related statements of operations, changes in shareholders' investment and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marten Transport, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Minneapolis, Minnesota
January 28, 1998

COMMON STOCK DATA

Our quarterly stock prices, as reported by The Nasdaq Stock Market, were as follows:

                                     1997                  1996
     Quarter                    High       Low        High       Low
                               ----------------------------------------
     First . . . . . . . .     $ 9        $ 8        $11-1/3    $10
     Second. . . . . . . .       9          8-1/6     12-1/3     10-1/2
     Third . . . . . . . .      14-1/6      9-1/3     11-1/2      8-1/3
     Fourth. . . . . . . .      17-1/6     12-3/4      9-1/6      7-5/6
                               ----------------------------------------

The prices have been retroactively adjusted to reflect a three-for-two stock split effective for shareholders of record as of December 15, 1997. The prices do not include adjustments for retail mark-ups, mark-downs or commissions. On December 31, 1997, there were 302 shareholders of record, and 261 beneficial shareholders. We have not paid any cash dividends on our common stock since we became publicly held in September 1986, and do not expect cash dividend payments in the near future.

EXECUTIVE OFFICERS AND DIRECTORS

RANDOLPH L. MARTEN
Chairman of the Board, President,
Chief Operating Officer and Director

DARRELL D. RUBEL
Executive Vice President, Chief Financial Officer,
Treasurer, Assistant Secretary and Director

TIMOTHY P. NASH
Vice President of Sales

FRANKLIN J. FOSTER
Vice President of Finance

ROBERT G. SMITH
Vice President of Operations

MARK A. KIMBALL
Secretary
Partner, Oppenheimer Wolff & Donnelly, LLP
Minneapolis, Minnesota

LARRY B. HAGNESS
Director
President, Durand Builders Service, Inc.
Durand, Wisconsin

THOMAS J. WINKEL
Director
Management Consultant
Pewaukee, Wisconsin

JERRY M. BAUER
Director
President, Bauer Built, Incorporated
Durand, Wisconsin