Form 10-K, Exhibit 13
period 1998-12-31
MARTEN TRANSPORT LTD
filed 1999-03-26
CIK 799167

WHO WE ARE

Marten Transport, Ltd., with headquarters in Mondovi, Wisconsin, strives to be the premium supplier of time- and temperature-sensitive transportation services to customers nationwide. We serve customers with more demanding delivery deadlines, as well as those who ship products requiring modern temperature-controlled trailers to protect goods.

Founded in 1946, we have been a public company since 1986. Our common stock trades on The Nasdaq Stock Market under the symbol MRTN. At December 31, 1998, we employed 1,337 people, including drivers, office personnel and mechanics.

Our mission is to provide:

- customers with transportation services that exceed expectations;

- employees, at all levels, with satisfying and financially rewarding work, and with continued opportunities for professional development;

- shareholders with a superior return on their investments; and

- society with a cleaner, safer environment.


FINANCIAL HIGHLIGHTS

                                    Years ended December 31,
(DOLLARS IN THOUSANDS,
EXCEPT PER-SHARE AMOUNTS)       1998        1997         1996
                             -----------------------------------
FOR THE YEAR
Operating revenue .........  $ 193,648    $172,412    $ 146,151
Operating income ..........     16,345      12,847        6,160
Net income ................      7,574       5,307        1,630
Operating ratio ...........       91.6%       92.5%        95.8%

PER-SHARE DATA(1)
Basic earnings
   per common share .......  $    1.69    $   1.19    $     .37
Diluted earnings
   per common share .......       1.67        1.19          .37
Book value ................      11.90       10.21         9.02

AT YEAR END
Total assets ..............  $ 156,709    $145,266    $ 138,135
Long-term debt, less
   current maturities .....     47,232      30,663       33,505
Shareholders' investment ..     53,278      45,704       40,044

(1) Earnings per common share and book value amounts for 1997 and 1996 have been retroactively adjusted to reflect a three-for-two stock split effective for shareholders of record as of December 15, 1997.

FIVE-YEAR FINANCIAL SUMMARY

                                                                          Years ended December 31,
(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)           1998           1997           1996            1995           1994
                                                ----------------------------------------------------------------------
FOR THE YEAR
Operating revenue ..........................    $ 193,648      $ 172,412      $ 146,151       $ 137,704      $ 122,730
Operating income ...........................       16,345         12,847          6,160          11,378         13,015
Net income .................................        7,574          5,307          1,630           5,009          6,375

PER-SHARE DATA(1)
Basic earnings per common share ............    $    1.69      $    1.19      $     .37       $    1.14      $    1.34
Diluted earnings per common share ..........         1.67           1.19            .37            1.12           1.33

AT YEAR END
Total assets ...............................    $ 156,709      $ 145,266      $ 138,135       $ 123,141      $ 105,648
Long-term debt, less current maturities ....       47,232         30,663         33,505          27,079         24,917
Shareholders' investment ...................       53,278         45,704         40,044          38,242         33,104

(1) Earnings per common share amounts for 1997 and prior years have been retroactively adjusted to reflect a three-for-two stock split effective for shareholders of record as of December 15, 1997.

TO OUR SHAREHOLDERS AND EMPLOYEES                                              1

Our annual report is a welcome opportunity to communicate to shareholders, customers, prospects and employees the aspects of our business that make us successful, as well as to highlight our financial results. Our success, coupled with the discipline we use to manage our company, helps build Marten's reputation as a financially solid, respected transportation company.

The partnerships we form with drivers and independent contractors, non-driver employees, customers and suppliers are extremely important. This year, we'll describe how these individual partnerships contribute to Marten's continued growth and profitability.

1998 FINANCIAL HIGHLIGHTS

For the fiscal year ended December 31, 1998, we posted record revenue of $193.6 million, up 12 percent from $172.4 million in 1997. Net income for 1998 increased 43 percent to $7.6 million, or $1.67 per diluted share, from $5.3 million, or $1.19 per diluted share, in 1997.

Operating income for 1998 was $16.3 million, compared with $12.8 million in 1997. Marten's operating ratio, which compares operating costs to revenue, decreased to 91.6 percent in 1998 from 92.5 percent the year earlier.

Revenue gains stem from several factors. First, we increase the potential for higher revenue by enlarging our fleet. We went from 1,317 tractors and 1,835 trailers at December 31, 1997, to 1,460 and 2,097, respectively, at December 31, 1998. Second, we significantly expanded our dedicated service business, which I'll address later in this letter. Third, we increased our revenue from our top 10 customers by 9 percent in 1998. This reflects the solid relationships we maintain with our top customers.

A RELATIONSHIP BUSINESS

Operating a successful transportation business requires close partnerships with people inside and outside the organization. We recognize the need to build, maintain and manage partnerships, and we've designed programs and systems with our business partners to strengthen our service and financial performance. Key examples follow.

DRIVERS/INDEPENDENT CONTRACTORS: The industry-wide driver shortage continues to affect our business. To help manage our driver turnover, we provide referral bonuses to drivers who bring us qualified new recruits. We paid more than $140,000 in referral bonuses in 1998 -- an important investment in our future. Likewise, sharpening our focus on dedicated service programs also reduces driver turnover. Some employees like driving in dedicated lanes, which offers more predictable scheduling.

Independent contractors, who represent 31 percent of our total driver network, are extremely important to Marten. The Contractor Services Program launched in mid-1998 helps independent contractors (including former Marten-employed drivers) build their own businesses. The program includes accounting firm referrals, equipment advice, sources for insurance and other essential start-up elements. We've signed up 30 independent contractors for this program so far.

NON-DRIVER EMPLOYEES: Partnerships with non-driver employees at all four Marten locations -- from mechanics to fleet managers, sales and office personnel -- also are critical. Overall, we benefit from a very stable workforce. Two areas worth special note are Marten's empowering of terminal managers, who now have more control of day-to-day operations within their regions, and the introduction of a popular scholarship program for children of Marten employees.

In the area of terminal operations, we moved some of our daily operations management to regional staff. For example, instead of overseeing driver recruiting from our Mondovi headquarters, we solicit driver candidates from all four regional facilities. We've also asked regional managers to supervise many of the loading/unloading programs in their areas and maintain direct contact with many nearby customers, which helps improve service.

In 1998, we invested $10,000 in a new scholarship program for college-bound children of Marten employees. Last year, we received 17 applications and awarded scholarships to eight students. We expect an even larger number of applications this year.

CUSTOMERS: Many aspects of our business contribute to mutually beneficial customer relationships. Superior service and state-of-the-art equipment, for example, provide the capacity our customers require. We spend considerable time building an understanding of each other's needs. When customers understand the cost elements associated with running a transportation business,

TO OUR SHAREHOLDERS AND EMPLOYEES                                              2

and we understand the implications of meeting customer requests, we form long-term, "win/win" partnerships. If we maintain open-ended communication, we can improve equipment utilization, reduce costs and increase margins.

We win business because we're responsive. We keep relationships because we have the equipment and flexibility to meet the individualized needs of every customer -- and because our people deliver the service level expected. We are known in the industry as a premier carrier for customers who require time- and temperature-sensitive service.

SUPPLIERS: We contract with equipment suppliers who provide the best tractors and trailers in the industry. The same is true of companies that supply technology resources to manage our business and vendors who help add speed to our system.

Many of our customers have very tight delivery windows and travel deadlines. Our information systems personnel work with our network, hardware and software vendors to design and maintain systems to our specifications. This allows us to successfully communicate with customers, drivers and Marten operations personnel.

We're in great shape to surpass $200 million in revenue in 1999, thanks in large part to the partnerships highlighted here. Our balance sheet is strong and our expense control disciplines continue to drive profitability. We have invested time and resources in response to the "Year 2000 problem" and don't anticipate that the costs to address this issue will have a material effect on our financial or service performance going forward. (See Management's Discussion and Analysis for details.)

I'd like to thank all who contribute to our continued success. Thanks especially to Robert Smith, promoted to chief operating officer last August, for his dedication to Marten and our business associates.

Sincerely,

/s/ Randolph L. Marten

            Randolph L. Marten
[PHOTO]     President and Chairman of the Board
            March 22, 1999


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS Operating revenue for the year ended December 31, 1998, increased 12 percent over 1997, compared with increases of 18 percent in 1997 and 6 percent in 1996. These increases were the result of transporting additional freight associated with increases to our fleet each of the last three years. Average freight rates and equipment utilization, measured by average miles traveled per tractor, increased in 1998 and 1997 due to stronger customer demand, as compared to 1996. Average freight rates and utilization declined in 1996. Our contracts with customers require fuel surcharges and rebates based on significant fluctuations in the price of diesel fuel. Operating revenue in 1998 was reduced by fuel rebates of $496,000 due to a decrease in the price of diesel fuel. Operating revenue was increased by fuel surcharges of $1.2 million in 1997 and $1.4 million in 1996 due to an increase in the price of diesel fuel. We expect operating revenue in 1999 to exceed 1998 levels due primarily to planned revenue equipment additions.

Operating expenses in 1998 represented 91.6 percent of operating revenue, compared with 92.5 percent in 1997 and 95.8 percent in 1996. This ratio improved in 1998 and 1997 due primarily to an increase in the revenue generated per tractor, reflecting more efficient utilization of our equipment. This ratio was not as favorable in 1996 due to reduced equipment utilization and lower freight rates. The aggregate amount of operating expenses increased 11 percent in 1998, 14 percent in 1997 and 11 percent in 1996.

The transportation of additional freight and expansion of our fleet caused most expense categories to increase during the last three years. Purchased transportation expense increased to 24.2 percent of revenue in 1998, compared with 20.8 percent in 1997 and 13.7 percent in 1996. These increases reflect planned growth in the number of independent contractor-owned vehicles. Independent contractors assume responsibility for their own

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS                                  3

salaries, wages and benefits expense, fuel and fuel tax expense, and supplies and maintenance expense. As a result, our expenses in these categories have been reduced relative to revenue during the last three years. A significant decrease in the price of diesel fuel caused an additional reduction in fuel and fuel tax expense in 1998. A significant increase in the price of diesel fuel negatively impacted fuel and fuel tax expense in 1997 and 1996. An increase in our trailer fleet caused depreciation expense to increase during the last three years. Our insurance and claims expense continued to be positively impacted by our strong focus on driver safety and training, which has led to improved accident experience over the last three years. Insurance and claims expense represented 1.9 percent of revenue in 1998, compared with
2.0 percent in 1997 and 4.7 percent in 1996. Our gain on disposition of revenue equipment has fluctuated over the last three years due to changes in the market value received for used revenue equipment. We anticipate our 1999 operating expenses as a percent of revenue will remain at current levels.

Interest expense as a percent of revenue declined in 1998 to 2.0 percent of revenue, compared with 2.4 percent in both 1997 and 1996. This improvement was primarily caused by a decrease in our average long-term debt during 1998. We anticipate interest expense in 1999 as a percent of revenue will remain at 1998 levels.

Our effective tax rate was 40 percent for the last three years. We expect the effective tax rate to be 40 percent or less in 1999.

In 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as discussed in Note 1 to the financial statements. This statement, effective in our first quarter of 2000, is expected to have minimal impact on our results of operations and financial position because we did not have significant derivative instruments as of December 31, 1998.

Inflation can be expected to affect most of our operating expenses. The impact of inflation, however, was minimal during the three years ended December 31, 1998.

CAPITAL RESOURCES AND LIQUIDITY Net cash provided by our operating activities in 1998 was $24,486,000. Our business requires significant capital expenditures to update and expand our fleet with new, more efficient tractors and trailers. We invested $29,262,000 in property and equipment and other assets in 1998, requiring net cash from financing activities of $3,840,000. We are committed to purchase approximately $26 million of new revenue equipment, net of trade-in allowances, in the first half of 1999. We have paid, and expect to pay, for these purchases using cash flows from operations and proceeds from long-term debt.

In 1998, we issued $25 million in Series A Senior Unsecured Notes and obtained a $40 million unsecured committed credit facility. The Senior Notes bear fixed interest at 6.78 percent and mature in 2008. The credit facility matures in 2001 and bears variable interest based upon, at our option, either the London Interbank Offered Rate plus applicable margins, or the bank's Reference Rate. The proceeds of these fundings were used to retire a substantial portion of existing long-term debt, causing current maturities of long-term debt to decrease. This reduction in current maturities resulted in a positive working capital position. Cash flows from operating activities have historically met our working capital needs despite a working capital deficit. The working capital deficit in prior years was caused by current maturities of long-term debt associated with additions to our fleet. Our operating profits, short turnover in accounts receivable and cash management practices allow us to effectively meet our working capital requirements. Short-term borrowings have not been and are not expected to be used to meet working capital needs. We believe our liquidity will adequately satisfy expected near-term operating requirements.

SEASONALITY The trucking industry experiences seasonal fluctuations in revenue and expenses. Our operations are consistent with this pattern. We experience revenue declines after the winter holiday season because our customers reduce shipments. Operating expenses temporarily increase in the winter due to reduced fuel efficiency and additional maintenance cost.

IMPACT OF YEAR 2000 Computer programs have historically been written to abbreviate dates by using two digits instead of four digits to identify a particular year. The so-called "Year 2000 problem" is the inability of computer software or hardware to recognize or properly process dates ending in "00" and dates after the Year 2000. Significant attention is being focused as the Year 2000 approaches on updating or replacing such software and hardware in order to avoid system failures, miscalculations or business interruptions that might otherwise result. Marten is taking the steps we believe are necessary to insure that this potential problem does not adversely affect our operating results in the future. We are continuing our as-yet incomplete assessment of the impact of the Year 2000 problem.

Marten has reviewed its internal information systems and believes that the costs and efforts to address the Year 2000 problem will not be material to our business, financial condition or results of operations, and may be resolved through replacements and upgrades to our software or hardware. The Year 2000 problem may, however, adversely impact Marten by affecting the business and operations of parties with which we transact business, although we are unable to precisely determine the likelihood or potential impact of any such event. There can be no assurance that Marten will be able to effectively address Year 2000 issues in a cost-efficient manner and without interruption to our business,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS                                  4

or that Year 2000 problems encountered by our suppliers, customers or other parties will not have a material impact on our business, financial condition and results of operations.

Marten's state of readiness for the Year 2000, our estimated costs associated with Year 2000 issues, the risks we face associated with Year 2000 issues and our Year 2000 contingency plans are summarized below.

STATE OF READINESS - Internally, we have implemented a three-phase process to assess Year 2000 compliance of our systems and remediate any material non-compliance. The phases are (1) to identify and test our material computer software and hardware in order to determine whether they are Year 2000 compliant; (2) to correct or replace those software or hardware systems in which we determine there is a material problem with Year 2000 compliance; and
(3) to internally test the corrected or upgraded systems in order to determine whether they are Year 2000 compliant. We have completed all three phases with respect to most of our material internally written and purchased information technology (IT) systems and non-IT systems and believe the systems are Year 2000 compliant. However, Marten also utilizes a sales and marketing system, an insurance claims management system and a maintenance tracking system, all of which are in the second phase. We expect these three systems will be through phase three and achieve Year 2000 compliance in 1999.

Externally, we have implemented a three-phase process to assess Year 2000 compliance of the systems of our vendors and third-party servicers, and remediate any material non-compliance. The phases are (1) to identify the vendors and other third parties with whom we transact business and determine whether they are significant to our business ("core" parties); (2) to contact the vendors and other third parties with whom we do business by, among other methods, sending them letters and questionnaires designed to solicit information relating to the Year 2000 problem; and (3) to evaluate the responses received from the vendors and other third parties. The questionnaire we are using asks vendors and other third parties such questions as (i) whether they have a documented Year 2000 compliance plan,
(ii) whether they are aware of any Year 2000 readiness issues that could affect Marten, (iii) whether, if such an issue exists, they have plans in place to ensure compliance, (iv) what their target date is for Year 2000 compliance and (v) whether they have any contingency plans. We have substantially completed all three phases with respect to our vendors and third-party service providers. We plan to follow up during 1999 with our core vendors and third parties with whom we do business to update our information regarding the Year 2000 problem.

COSTS ASSOCIATED WITH YEAR 2000 ISSUES - We estimate that the future costs associated with implementing all phases of our Year 2000 assessment and resolving any Year 2000 problems will be between $100,000 and $200,000. This estimated range includes expenditures for both repairs and upgrades. We believe that these costs, assuming this estimate is accurate, would not have a material effect on our business, financial condition and results of operations. We estimate our costs to date associated with Year 2000 issues to be less than $25,000. We anticipate that cash flow from operations will be used to pay the costs to address Year 2000 issues. All Year 2000 costs are expensed as incurred.

RISKS ASSOCIATED WITH YEAR 2000 ISSUES - We are unaware of any material risk to Marten associated with Year 2000 issues at the present time. We believe that the reasonably likely worst case Year 2000 scenario is a decrease in the efficiency with which we procure and deliver loads, and a decrease in the efficiency with which we receive payment for services rendered. A decrease in efficiency, however, would not necessarily result in a decrease in business. We expect that load procurement, load delivery and billing all could be achieved through alternative methods within a relatively short period of time. Any disruption, however, could result in some lost revenue.

We face the additional risk of experiencing an increase in claims and litigation relating to the Year 2000 problem because, among other reasons, there is no uniform definition of Year 2000 "compliance" and because all vendor and third-party situations cannot be anticipated, particularly those involving third-party products. Such claims, if successful, could have a material adverse effect on future results. Moreover, the costs of defending Marten against such claims, even if ultimately resolved in our favor, could have a material adverse effect on future results.

CONTINGENCY PLANS - We have completed a specific contingency plan for the Year 2000 problem. This contingency plan identifies alternate vendors and service providers to decrease the impact on Marten if one or more of the core parties with whom we do business suffers a significant Year 2000 problem.

FORWARD-LOOKING INFORMATION This annual report contains certain forward-looking statements. Any statements not of historical fact may be considered forward-looking statements. Written words such as "may," "expect," "believe," "anticipate" or "estimate," or other variations of these or similar words, identify such statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially, depending on a variety of factors, such as the industry driver shortage, the market for revenue equipment, fuel prices and general weather and economic conditions.

BALANCE SHEETS                                                                 5

                                                                             December 31,
(IN THOUSANDS, EXCEPT SHARE INFORMATION)                                  1998           1997
                                                                      ---------------------------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents ...................................    $   1,116         $   2,052
     Receivables:
        Trade, less allowances of $751 and $650 ..................       17,129            16,935
        Other ....................................................        2,625             1,937
     Prepaid expenses and other ..................................        7,850             6,921
     Deferred income taxes .......................................        3,265             4,170
                                                                      ---------------------------
           Total current assets ..................................       31,985            32,015
                                                                      ---------------------------
PROPERTY AND EQUIPMENT:
     Revenue equipment ...........................................      160,600           143,633
     Buildings and land ..........................................        6,320             6,320
     Office equipment and other ..................................        5,351             5,098
     Less accumulated depreciation ...............................      (48,514)          (42,375)
                                                                      ---------------------------
           Net property and equipment ............................      123,757           112,676
OTHER ASSETS .....................................................          967               575
                                                                      ---------------------------
                                                                      $ 156,709         $ 145,266
                                                                      ---------------------------
                                                                      ---------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
     Accounts payable ............................................    $   3,687         $   4,472
     Insurance and claims accruals ...............................       10,529            11,638
     Accrued liabilities .........................................        8,090             8,573
     Current maturities of long-term debt ........................        8,899            21,628
                                                                      ---------------------------
           Total current liabilities .............................       31,205            46,311
LONG-TERM DEBT, less current maturities ..........................       47,232            30,663
DEFERRED INCOME TAXES ............................................       24,994            22,588
                                                                      ---------------------------
           Total liabilities .....................................      103,431            99,562
                                                                      ---------------------------
COMMITMENTS (Notes 1, 3 and 10)

SHAREHOLDERS' INVESTMENT:
     Common stock, $.01 par value per share, 10,000,000 shares
        authorized, 4,477,645 shares issued and outstanding ......           45                45
     Additional paid-in capital ..................................        9,934             9,934
     Retained earnings ...........................................       43,299            35,725
                                                                      ---------------------------
           Total shareholders' investment ........................       53,278            45,704
                                                                      ---------------------------
                                                                      $ 156,709         $ 145,266
                                                                      ---------------------------
                                                                      ---------------------------

The accompanying notes are an integral part of these balance sheets.

STATEMENTS OF OPERATIONS                                                       6

                                                                             For the years ended December 31,
(IN THOUSANDS, EXCEPT SHARE INFORMATION)                                   1998             1997              1996
                                                                        ---------------------------------------------
OPERATING REVENUE .................................................     $ 193,648         $ 172,412         $ 146,151
                                                                        ---------------------------------------------
OPERATING EXPENSES:
   Salaries, wages and benefits ...................................        58,798            52,917            50,222
   Purchased transportation .......................................        46,833            35,914            20,073
   Fuel and fuel taxes ............................................        23,328            25,642            25,997
   Supplies and maintenance .......................................        15,633            14,359            14,166
   Depreciation ...................................................        18,724            17,239            16,015
   Operating taxes and licenses ...................................         3,809             3,531             3,376
   Insurance and claims ...........................................         3,681             3,364             6,800
   Communications and utilities ...................................         2,524             2,152             1,689
   Gain on disposition of revenue equipment .......................          (935)             (242)           (2,580)
   Other ..........................................................         4,908             4,689             4,233
                                                                        ---------------------------------------------
                                                                          177,303           159,565           139,991
                                                                        ---------------------------------------------
OPERATING INCOME ..................................................        16,345            12,847             6,160
                                                                        ---------------------------------------------
OTHER EXPENSES (INCOME):
   Interest expense ...............................................         3,964             4,205             3,575
   Interest income and other ......................................          (243)             (203)             (131)
                                                                        ---------------------------------------------
                                                                            3,721             4,002             3,444
                                                                        ---------------------------------------------
INCOME BEFORE INCOME TAXES ........................................        12,624             8,845             2,716
PROVISION FOR INCOME TAXES ........................................         5,050             3,538             1,086
                                                                        ---------------------------------------------
   NET INCOME .....................................................     $   7,574         $   5,307         $   1,630
                                                                        ---------------------------------------------
                                                                        ---------------------------------------------
BASIC EARNINGS PER COMMON SHARE ...................................     $    1.69         $    1.19         $     .37
                                                                        ---------------------------------------------
                                                                        ---------------------------------------------
DILUTED EARNINGS PER COMMON SHARE .................................     $    1.67         $    1.19         $     .37
                                                                        ---------------------------------------------
                                                                        ---------------------------------------------

The accompanying notes are an integral part of these statements

STATEMENTS OF CHANGES IN SHAREHOLDERS' INVESTMENT

                                                     Common Stock                 Additional     Retained
(IN THOUSANDS, EXCEPT SHARE INFORMATION)        Shares           Amount      Paid-In Capital     Earnings            Total
                                              ------------------------------------------------------------------------------
Balance at December 31, 1995 ...              2,941,616        $      29        $   9,410        $  28,803         $  38,242
   Net income ..................                      -                -                -            1,630             1,630
   Issuance of common stock ....                 18,000                1              171                -               172
                                              ------------------------------------------------------------------------------
Balance at December 31, 1996 ...              2,959,616        $      30        $   9,581        $  30,433         $  40,044
   Net income ..................                      -                -                -            5,307             5,307
   Issuance of common stock ....                 25,500                -              353                -               353
   Stock split .................              1,492,529               15                -              (15)                -
                                              ------------------------------------------------------------------------------
Balance at December 31, 1997 ...              4,477,645        $      45        $   9,934        $  35,725         $  45,704
   Net income ..................                      -                -                -            7,574             7,574
                                              ------------------------------------------------------------------------------
Balance at December 31, 1998 ...              4,477,645        $      45        $   9,934        $  43,299         $  53,278
                                              ------------------------------------------------------------------------------
                                              ------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

STATEMENTS OF CASH FLOWS                                                       7

                                                                                For the years ended December 31,
(IN THOUSANDS)                                                               1998            1997             1996
                                                                          ------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Operations:
     Net income ....................................................      $  7,574         $  5,307         $  1,630
     Adjustments to reconcile net income
        to net cash flows from operating activities:
        Depreciation ...............................................        18,724           17,239           16,015
        Gain on disposition of revenue equipment ...................          (935)            (242)          (2,580)
        Deferred tax provision .....................................         3,311            1,970            1,739
        Changes in other current operating items:
           Receivables .............................................          (882)             561           (1,970)
           Prepaid expenses ........................................          (929)            (582)            (390)
           Accounts payable ........................................          (785)             650              597
           Other current liabilities ...............................        (1,592)            (549)           1,554
                                                                          ------------------------------------------
              Net cash provided by operating activities ............        24,486           24,354           16,595
                                                                          ------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:

Revenue equipment additions ........................................       (43,172)         (32,598)         (42,875)
Revenue equipment dispositions .....................................        14,932           10,698           17,706
Buildings and land, office equipment and other additions, net ......          (630)          (1,894)            (512)
Net change in other assets .........................................          (392)            (575)               -
                                                                          ------------------------------------------
              Net cash used for investing activities ...............       (29,262)         (24,369)         (25,681)
                                                                          ------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

Long-term borrowings ...............................................        63,540           22,469           30,112
Repayment of long-term borrowings ..................................       (59,700)         (23,783)         (21,500)
Issuance of common stock ...........................................             -              353              172
                                                                          ------------------------------------------
              Net cash provided by (used for) financing
                activities .........................................         3,840             (961)           8,784
                                                                          ------------------------------------------
DECREASE IN CASH AND CASH EQUIVALENTS ..............................          (936)            (976)            (302)

CASH AND CASH EQUIVALENTS:
Beginning of year ..................................................         2,052            3,028            3,330
                                                                          ------------------------------------------
End of year ........................................................      $  1,116         $  2,052         $  3,028
                                                                          ------------------------------------------
                                                                          ------------------------------------------
CASH PAID (RECEIVED) FOR:

Interest ...........................................................      $  3,675         $  4,211         $  3,585
                                                                          ------------------------------------------
                                                                          ------------------------------------------
Income taxes .......................................................      $  2,171         $    534         $   (446)
                                                                          ------------------------------------------
                                                                          ------------------------------------------

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS                                                  8

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Marten Transport, Ltd. is a long-haul truckload carrier providing protective service transportation of time- and temperature-sensitive materials and general commodities. We earned approximately 11 percent of our revenue from a single customer in 1998, 13 percent in 1997 and 13 percent in 1996.

CASH EQUIVALENTS: We invest available funds in short-term cash equivalents. These investments are primarily mutual funds with U.S. government-backed securities having original maturities of three months or less. These investments are stated at cost, which approximates market value.

PREPAID EXPENSES AND OTHER: As of December 31, prepaid expenses and other consisted of the following:

  (IN THOUSANDS)                               1998      1997
                                             -----------------
  License fees .........................     $ 2,829    $2,150
  Tires in service .....................       1,941     1,703
  Parts and tires inventory ............       1,697     1,941
  Insurance ............................         407       236
  Other ................................         976       891
                                             -----------------
                                             $ 7,850    $6,921
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

Depreciation is computed based on the cost of the asset, reduced by its estimated salvage value, using the straight-line method for financial reporting purposes. Accelerated methods are used for income tax reporting purposes. Following is a summary of estimated useful lives:

                                                           YEARS
                                                           -----
   Revenue equipment:
     Tractors ...........................................      5
     Trailers ...........................................      7
     Satellite tracking .................................      7
   Buildings ............................................     20
   Office equipment and other ...........................   3-15
                                                           -----

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

INSURANCE AND CLAIMS: We self-insure, in part, for losses relating to workers' compensation, auto liability, general liability and cargo claims, along with employees' group health benefits. We self-insure for property damage claims. We maintain insurance coverage for per-incident and total losses in amounts we consider adequate based upon ongoing review and historical experience. We reserve currently for anticipated losses. The insurance and claims reserves are continuously evaluated and adjusted to reflect our experience. Under agreements with our insurance carriers and regulatory authorities, we have arranged for approximately $2.2 million in letters of credit to guarantee settlement of claims.

REVENUE RECOGNITION: We record revenue and related expenses on the date shipment of freight is completed.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133) was issued in June 1998 and is effective in our first quarter of 2000. Statement No. 133 requires companies to record the fair value of derivatives as either assets or liabilities on the balance sheet. The accounting for gains or losses from changes in the fair value of derivatives depends on the intended use of the derivatives and whether the criteria for hedge accounting have been satisfied. We have entered into commodity swap agreements to partially hedge Marten's exposure to diesel fuel price fluctuations. Statement No. 133 is expected to have minimal impact on Marten's results of operations and financial position because we did not hold significant derivative instruments as of December 31, 1998.

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

NOTES TO FINANCIAL STATEMENTS                                                  9

2. LONG-TERM DEBT

As of December 31, long-term debt consisted of the following:

   (IN THOUSANDS)                                   1998          1997
                                                  ----------------------
   Series A Senior Unsecured Notes
     maturing in October 2008 and
     bearing fixed interest at 6.78% ..........   $25,000        $     -
   Unsecured committed credit facility
     with a bank maturing in October 2001 and
     bearing variable interest based upon
     either the London Interbank Offered
     Rate plus applicable margins or the
     bank's Reference Rate (6.5% weighted
     average rate at December 31, 1998) .......    14,800              -
   Notes payable to banks collateralized
     by specific revenue equipment
     maturing through December 2001
     (7.8% weighted average interest rate
     at December 31, 1998) ....................    16,331         52,291
                                                  ----------------------
   Total long-term debt .......................    56,131         52,291
   Less current maturities of long-term debt ..     8,899         21,628
                                                  ----------------------
   Long-term debt, less current maturities ....   $47,232        $30,663
                                                  ----------------------
                                                  ----------------------

The debt agreements contain restrictive covenants which, among other matters, require us to maintain certain financial ratios. We satisfied all debt covenants at December 31, 1998.

Maturities of long-term debt at December 31, 1998, are as follows:

   (IN THOUSANDS)                                      Amount
                                                      --------
   1999 ........................................      $  8,899
   2000 ........................................         5,695
   2001 ........................................        16,537
   2002 ........................................         3,571
   2003 ........................................         3,571
   Thereafter ..................................        17,858
                                                      --------
                                                      $ 56,131
                                                      --------
                                                      --------

3. LEASES

We lease office equipment and facilities under operating leases with terms ranging from one to five years. Under most of these agreements, we pay maintenance and other expenses for the leased property.

Minimum future obligations under operating leases in effect at December 31, 1998, are as follows:

   (IN THOUSANDS)                                       Amount
                                                       -------
   1999 ........................................       $   183
   2000 ........................................           136
   2001 ........................................            96
   2002 ........................................            17
   2003 ........................................             5
                                                       -------
                                                       $   437
                                                       -------
                                                       -------

Lease-related expenses were as follows:

   (IN THOUSANDS)                    1998         1997         1996
                                   ---------------------------------
   Operating lease rentals ......  $    331     $   447       $ 336
                                   ---------------------------------

4. RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the three years ended December 31, 1998:

(a) We paid approximately $1.5 million in 1998 and $1.6 million in 1997 to purchase fuel and tires from a company in which one of our directors, elected in 1997, is the president and a shareholder.

(b) We purchased an office and terminal facility in 1997 for $1.5 million from an entity owned by our chairman of the board. We leased the facility under a non-cancelable operating lease with the same entity before it was purchased. Total rental expense charged to operations for this lease was $126,000 per year during 1997 and 1996.

(c) During the three years ended December 31, 1998, we have had checking, savings and investment accounts at banks which are controlled by one of our directors and officers.

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

The components of the provision for income taxes consisted of the following:

   (IN THOUSANDS)               1998         1997        1996
                              --------------------------------
   Current:
     Federal ..............   $ 1,480      $ 1,271     $  (623)
     State ................       259          297         (30)
                              --------------------------------
                                1,739        1,568        (653)
                              --------------------------------

   Deferred:
     Federal ..............     2,963        1,739       1,526
     State ................       348          231         213
                              --------------------------------
                                3,311        1,970       1,739
                              --------------------------------
     Total provision ......   $ 5,050      $ 3,538     $ 1,086
                              --------------------------------
                              --------------------------------

The statutory federal income tax rate is reconciled to the effective income tax rate as follows:

                                         1998         1997        1996
                                         -----------------------------
   Statutory federal
     income tax rate .................    34%          34%         34%
   Increase in taxes arising from:
     State income taxes, net of
       federal income tax benefit ....      4            6           5
     Other, net ......................      2            -           1
                                         -----------------------------
   Effective tax rate ................     40%          40%         40%
                                         -----------------------------
                                         -----------------------------

NOTES TO FINANCIAL STATEMENTS                                                 10

As of December 31, the net deferred tax liability consisted of the following:

   (IN THOUSANDS)                                     1998          1997
                                                    ----------------------
   Deferred tax assets:
     Reserves and accrued liabilities for
       financial reporting in excess of tax ...     $ 5,081        $ 5,401
     State income tax deduction for
       financial reporting in excess of tax ...       1,162          1,044
     Alternative minimum tax credit ...........         322            316
     State net operating loss carryforwards ...           -             28
                                                    ----------------------
                                                      6,565          6,789
                                                    ----------------------
   Deferred tax liabilities:
     Tax depreciation in excess of
       depreciation for financial reporting ...      26,470         23,972
     Prepaid licenses and use tax expensed for
       income tax purposes and capitalized
       for financial reporting ................       1,239            975
     Other ....................................         585            260
                                                    ----------------------
                                                     28,294         25,207
                                                    ----------------------
       Net deferred tax liability .............     $21,729        $18,418
                                                    ----------------------
                                                    ----------------------

6. STOCK SPLIT

In 1997, our board of directors authorized a three-for-two stock split of our common stock, $.01 par value. Each shareholder of record received an additional one-half share for each share of common stock held as of the close of business on December 15, 1997. The additional shares were distributed on January 5, 1998. The stock split was effected in the form of a dividend, using authorized but unissued shares of our common stock. All per share amounts for 1997 and prior years have been retroactively adjusted to reflect the stock split.

7. EARNINGS PER COMMON SHARE

Basic and diluted earnings per common share were computed as follows:

(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)   1998          1997          1996
                                          ----------------------------------
Numerator:
 Net income ...................           $7,574        $5,307        $1,630
                                          ----------------------------------
Denominator:
 Basic earnings per
   common share -
   weighted-average shares ....            4,478         4,446         4,424
 Effect of dilutive
   stock options ..............               46            22            27
                                          ----------------------------------
 Diluted earnings per
   common share -
   weighted-average shares
   and assumed conversions ....            4,524         4,468         4,451
                                          ----------------------------------
                                          ----------------------------------
Basic earnings
 per common share .............           $ 1.69        $ 1.19        $  .37
                                          ----------------------------------
                                          ----------------------------------
Diluted earnings
 per common share .............           $ 1.67        $ 1.19        $  .37
                                          ----------------------------------
                                          ----------------------------------

The following options were outstanding but were not included in the calculation of diluted earnings per share. The options' exercise prices were greater than the average market price of the common shares. Therefore, including the options in the denominator would be antidilutive, or decrease the number of weighted-average shares.

                                    1998       1997        1996
                                   ------------------------------
   Number of option shares .....   11,250     315,000     217,500
   Weighted-average
     exercise price ............   $17.25      $13.50      $13.57
                                   ------------------------------

8. EMPLOYEE BENEFITS

STOCK INCENTIVE PLANS: Under our Stock Incentive Plan adopted in 1995, officers, directors and employees may be granted incentive and non-statutory stock options. Incentive stock option prices must be at least the fair market value of our common stock on the date of grant. Non-statutory stock option prices must be at least 85 percent of the fair market value of our common stock on the date the option is granted. Stock options expire within 10 years after the date of grant. The plan also allows for stock appreciation rights, restricted stock awards, performance units and stock bonuses, none of which have been awarded as of December 31, 1998. The maximum number of shares of common stock available for issuance under the plan is 750,000 shares.

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

(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)   1998        1997         1996
                                          -------------------------------
Net income:
  As reported .........................   $7,574      $ 5,307      $1,630
  Pro forma ...........................    7,272        5,130       1,481
Basic earnings
  per common share:
  As reported .........................     1.69         1.19         .37
  Pro forma ...........................     1.62         1.15         .33
Diluted earnings
  per common share:
  As reported .........................     1.67         1.19         .37
  Pro forma ...........................     1.62         1.15         .33
                                          -------------------------------

NOTES TO FINANCIAL STATEMENTS                                                 11

Because the Statement No. 123 method of accounting has only been applied to options granted in 1995 or after, the pro forma comparison above may not be representative of the impact of compensation cost in future years.

As of December 31, stock option activity under our plans was as follows:

                                       1998                     1997                         1996
                                -------------------------------------------------------------------------
                                           WEIGHTED                  Weighted                    Weighted
                                            AVERAGE                   Average                     Average
                                           EXERCISE                  Exercise                    Exercise
                                 SHARES       PRICE       Shares        Price         Shares        Price
                                -------------------------------------------------------------------------
Outstanding,
 beginning of year ......       344,250      $13.07       270,000       $12.18       297,000       $11.55
Granted .................        33,750       14.78       112,500        12.63             -            -
Exercised ...............             -           -       (38,250)        5.50       (27,000)        5.23
                                -------------------------------------------------------------------------
Outstanding,
 end of year ............       378,000       13.22       344,250        13.07       270,000        12.18
                                -------------------------------------------------------------------------
                                -------------------------------------------------------------------------
Exercisable,
 end of year ............       186,500       13.22       105,750        13.03        93,999         9.93
                                -------------------------------------------------------------------------
                                -------------------------------------------------------------------------

The weighted-average fair value as of the date of grant was $7.05 per share for options granted during 1998 and $5.96 per share for options granted during 1997. The fair value was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                            1998           1997
                                            -------------------
  Expected option life in years ..........     7             7
  Risk-free interest rate ................   5.3%          6.1%
  Expected stock price volatility ........  35.0%         31.9%
  Expected dividend payments .............     -             -
                                            -------------------

The following table summarizes information regarding stock options outstanding and exercisable as of December 31, 1998:

                                             Range of Exercise Price
                                         -------------------------------
                                         $8.08 to   $12.33 to
                                            $8.83      $14.00     $17.25
                                         -------------------------------
   Options outstanding:
     Number of shares ...............      29,250     337,500     11,250
     Weighted-average
       remaining contractual life ...   6.3 years   7.1 years  9.4 years
     Weighted-average
       exercise price ...............       $8.45      $13.50     $17.25
   Options exercisable:
     Number of shares ...............      19,250     156,000     11,250
     Weighted-average
       exercise price ...............       $8.64      $13.50     $17.25
                                         -------------------------------

RETIREMENT SAVINGS PLAN: We sponsor a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code. Employees are eligible for the plan after one year of service. Each participant can contribute up to 15 percent of compensation. We contribute 25 percent of each participant's contribution, up to a total of 4 percent contributed. Our contribution vests at the rate of 20 percent per year for the second through sixth years of service. In addition, we may make elective contributions as determined by the board of directors. Elective contributions were not made in 1998, 1997 or 1996. Total expense recorded for the plan was $197,000 in 1998, $183,000 in 1997 and $192,000 in 1996.

STOCK PURCHASE PLANS: An Employee Stock Purchase Plan and an Independent Contractor Stock Purchase Plan are sponsored to encourage employee and independent contractor ownership of our common stock. Eligible participants specify the amount of regular payroll or contract payment deductions and voluntary cash contributions that are used to purchase shares of our common stock. The purchases are made at the market price on the open market. We pay the broker's commissions and administrative charges for purchases of common stock under the plans.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of each class of financial instruments was estimated using the following methods and assumptions:

CASH AND CASH EQUIVALENTS: The carrying amount approximated fair value due to the short maturity of these instruments.

LONG-TERM DEBT: The fair value of our long-term debt approximated the carrying amount at December 31, 1998, and December 31, 1997. The fair value was estimated using discounted cash flow analysis. Our current borrowing rates for similar long-term debt were used in this analysis.

10. COMMITMENTS

We have commitments to purchase approximately $26 million of new revenue equipment, net of trade-in allowances, in the first half of 1999.

NOTES TO FINANCIAL STATEMENTS                                               12

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the quarterly results of operations for 1998 and 1997:

1998 QUARTERS (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)         FIRST      SECOND        THIRD      FOURTH        TOTAL
                                                             ----------------------------------------------------------
Operating revenue ......................................     $ 45,218    $  49,269    $ 50,126    $ 49,035     $193,648
Operating income .......................................        3,194        4,443       5,113       3,595       16,345
Net income .............................................        1,360        2,087       2,501       1,626        7,574
Basic earnings per common share ........................          .30          .47         .56         .36         1.69
Diluted earnings per common share ......................          .30          .46         .55         .36         1.67
                                                             ----------------------------------------------------------

1997 QUARTERS (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)         FIRST      SECOND        THIRD      FOURTH        TOTAL
                                                             ----------------------------------------------------------
Operating revenue ......................................     $ 38,553    $ 43,817     $ 44,676    $ 45,366     $172,412
Operating income .......................................        1,759       4,118        4,173       2,797       12,847
Net income .............................................          450       1,865        1,924       1,068        5,307
Basic and diluted earnings per common share(1) .........          .10         .42          .43         .24         1.19
                                                             ----------------------------------------------------------

(1) Earnings per common share amounts have been retroactively adjusted to reflect a three-for-two stock split effective for shareholders of record as of December 15, 1997.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Marten Transport, Ltd.:

We have audited the accompanying balance sheets of Marten Transport, Ltd. (a Delaware corporation) as of December 31, 1998 and 1997, and the related statements of operations, changes in shareholders' investment and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marten Transport, Ltd. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Minneapolis, Minnesota
January 22, 1999


COMMON STOCK DATA

Our quarterly stock prices, as reported by The Nasdaq Stock Market, were as follows:

                        1998                      1997
Quarter           HIGH         LOW           High        Low
                ----------------------------------------------
First ........  $ 19 1/4     $ 12 1/2      $ 9         $ 8
Second .......    18 7/8       16            9           8 1/6
Third ........    18 5/8       12 7/16       14 1/6      9 1/3
Fourth .......    15 1/4       12 3/8        17 1/6     12 3/4
                ----------------------------------------------

The 1997 prices have been retroactively adjusted to reflect a three-for-two stock split effective for shareholders of record as of December 15, 1997. The prices do not include adjustments for retail mark-ups, mark-downs or commissions. On December 31, 1998, there were 288 shareholders of record, and 292 beneficial shareholders. We have not paid any cash dividends on our common stock since we became publicly held in September 1986, and do not expect cash dividend payments in the near future.

CORPORATE INFORMATION


CORPORATE HEADQUARTERS
129 Marten Street
Mondovi, Wisconsin 54755
Telephone: (715) 926-4216
Fax: (715) 926-4530
www.marten.com


SHAREHOLDER INFORMATION

A copy of our 1998 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available by writing to Darrell D. Rubel, executive vice president and chief financial officer, at our corporate headquarters.


ANNUAL MEETING

Shareholders, employees and friends may attend our annual meeting on Tuesday, May 11, 1999, at 4:00 p.m. at the Roger Marten Community Center, 120 S. Franklin Street, Mondovi, Wisconsin.


STOCK LISTING

Nasdaq Stock Market symbol:  MRTN


LEGAL COUNSEL

Oppenheimer Wolff & Donnelly, LLP
45 South Seventh Street
Suite 3400
Minneapolis, Minnesota 55402


INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
45 South Seventh Street
Minneapolis, Minnesota 55402


TRANSFER AGENT AND REGISTRAR

ChaseMellon
Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
Telephone: (800) 288-9541
TDD: (800) 231-5469
www.chasemellon.com
Direct communications about stock certificates or a change of address to ChaseMellon Shareholder Services.


PUBLIC/FINANCIAL RELATIONS COUNSEL

Padilla Speer Beardsley Inc.
224 Franklin Avenue West
Minneapolis, Minnesota 55404




EXECUTIVE OFFICERS AND DIRECTORS

RANDOLPH L. MARTEN
Chairman of the Board,
President and Director

DARRELL D. RUBEL
Executive Vice President, Chief Financial Officer,
Treasurer, Assistant Secretary and Director

ROBERT G. SMITH
Chief Operating Officer
and Vice President of Operations

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

CHRISTINE K. MARTEN
Director
Flight Attendant, Northwest Airlines
Mondovi, Wisconsin