Form 10-K, Exhibit 13
period 1999-12-31
MARTEN TRANSPORT LTD
filed 2000-03-27
CIK 799167

 QuickLinks -- Click here to rapidly navigate through this document

To Our Stockholders and Employees

[PHOTO]

    1999 was a year of continued growth and progress for Marten Transport—growth in revenue and net income, which both set new annual records for us—and progress in positioning our business for future success. We continued with the aggressive replacement and modernization of our fleet, implemented new systems for optimizing equipment utilization and driver scheduling, and further built our reputation for superior service by meeting the expectations of our existing customers and providing new customers with swift responses to their needs for our services.

1999 Financial Results

    Revenue totaled $219.2 million, an increase of 13 percent over revenue of $193.6 million in 1998. Our growth continues to be driven by increased revenue from existing customers as well as business from new customers. Operating income in 1999 was $17.7 million, compared with $16.3 million in 1998. Marten's operating ratio, which compares operating costs to revenue, increased slightly to 91.9 percent in 1999 from 91.6 percent in 1998. Increased revenue per tractor, along with effective control of expenses, offset the significant rise in diesel fuel prices, particularly during the second half of the year.

    Net income for 1999 increased 12 percent to $8.5 million, or $1.92 per diluted share, up from $7.6 million, or $1.67 per diluted share, in 1998.

A Strong Foundation for the Future

    As Marten Transport enters the new millennium, we have a strong foundation to support our future growth. At the core of this foundation is our strong financial position, an unbroken record of annual increases in revenue over the past two decades, and our reputation, throughout the temperature-controlled transportation industry, for superior service. Additionally, we have solid and well-established customer relationships with a diverse group of quality companies, a team comprised of highly qualified and experienced people in the transportation industry, leading-edge technology and a premium fleet of modern equipment.

    Customer relationships are at the heart of Marten's past success and the focus of our plans for the future. By concentrating on an in-depth understanding of our customers' unique transportation requirements, we become their partners and are able to maximize the quality of our service. Although the freight we transport for our customers is varied and diverse—ranging from perishable food products to sensitive electronics and green plants—the common denominator of our service offering is timeliness, dependability and protecting the valuable cargo entrusted to our drivers.

    Quality people—drivers, independent contractors, fleet managers, customer service managers, maintenance, sales and administrative personnel—remain one of Marten's key strategic strengths. Enhancing the overall quality of our team is Marten's driver retention rate, giving our customers the benefit of significant experience, high safety standards and ongoing training programs. We remain focused on seeking ways to overcome the industry-wide challenge of retaining and recruiting sufficient numbers of qualified drivers while maintaining the high level of service that our customers expect and deserve. During 1999, consistent with our goal of being the best transportation company to work for, we improved driver compensation, strengthened recruiting efforts and applied new systems and technology to enhance driver productivity and further improve working conditions.

    Leading-edge technology, one of our keys to success, was enhanced in 1999 with the implementation of a new optimization system which is designed to effectively meet the routing needs of drivers while satisfying customer and company requirements. This added system, together with our long history of networked computer systems and full satellite communications and global positioning equipment on each tractor, not only enables us to better serve the needs of our drivers, but allows us to provide premier service to our customers.

    Premium equipment is another key strategic strength in serving our customers. In 1999, we invested more than $40 million in our business, the majority of which was invested in new revenue equipment. At year end, the average age of our more than 1,000 company-owned tractors was 1.6 years, with our trailer fleet—now comprised almost entirely of 53-foot temperature-controlled vans—averaging just two years old. Supporting our fleet, in addition to our headquarters facility in Mondovi, Wisconsin, are three service centers—Ontario, California; Forest Park, Georgia; and Wilsonville, Oregon. Early in 2000, we moved to a larger and enhanced maintenance facility in Forest Park to service our fleet operations in the southeastern United States.

Opportunities for Growth Abound

    Capitalizing on the strengths that have been at the heart of our past success is Marten's formula for taking advantage of the opportunities that we see ahead. One such opportunity is offered in the continuing consolidation of the transportation industry. Marten is well situated to take advantage of this consolidation by offering new customers the service, equipment and technology that will serve their needs.

    Another area of significant opportunity is our dedicated operations, which provide customers with dedicated capacity, including experienced drivers as well as tractors, trailers, and management services, for a broad spectrum of companies for their exclusive use. We convert private fleets, create new fleets for our customers, or supplement existing private fleets. We expect dedicated operations to increase as a percent of our business mix in the future.

    A third area of opportunity for Marten is the continuing, steady increase in customer expectations for premier service and dependable on-time delivery. These expectations provide a competitive advantage for Marten, based on our state-of-the-art technology, and our proven dependability. Increasingly, shippers will continue to migrate to those transportation providers that keep up with expectations and technology. Our customers expect to know where their shipments are, want to be certain that their freight is protected and that delivery appointments are kept, without exception. The explosion of the internet, electronic data interchange and full information interconnectivity is also adding to the increase in customer expectations, and we are continuing to respond to this trend. The new tools that are becoming available—for information flow, scheduling, fleet optimization, even artificial intelligence—will help to further differentiate Marten from many of its competitors and provide additional opportunities for growth. For each of the key areas of opportunity we see, as well as for other sources of increased revenue, we are well-positioned to grow with our customers. We have demonstrated our ability to keep up with their growth, and are committed to cementing our strong customer relationships with steadily expanding fleet size and capacity.

    As we look to the future, we are very optimistic in our preparedness to achieve continued profitable growth. We gratefully acknowledge the continuing support of our employees, our stockholders and our valued customers, and are committed to achieving another successful and profitable year for Marten Transport.

Sincerely,
/s/ Randolph L. Marten
[PHOTO]	Randolph L. Marten President and Chairman of the Board March 15, 2000

Management's Discussion and Analysis of Financial Condition and Results of Operations

    Results of Operations  Operating revenue for the year ended December 31, 1999, increased 13 percent over 1998. This compares with increases of 12 percent in 1998 and 18 percent in 1997. These increases were primarily the result of transporting additional freight associated with increases in our fleet each of the last three years. Average freight rates increased over the last three years due to stronger customer demand. Fourth quarter 1999 customer demand was particularly strong due to concerns with the Year 2000 problem and industry-wide capacity. These concerns caused freight rates in 1999 to increase at a slightly higher rate than in 1998 and 1997. Equipment utilization, measured by average miles traveled per tractor, declined slightly in 1999 and increased slightly in 1998 and 1997. Our contracts with customers require fuel surcharges and rebates based on significant fluctuations in the price of diesel fuel. Diesel fuel prices were low in the first half of 1999, resulting in rebates to our customers during the first half of 1999. Diesel fuel prices significantly increased in the second half of 1999, resulting in fuel surcharge assessments. The net impact of our fuel surcharge and rebate program in 1999 was an increase in revenue of $352,000. Operating revenue in 1998 was reduced by fuel rebates of $496,000, while revenue in 1997 was increased by fuel surcharges of $1.2 million. We expect operating revenue in 2000 to exceed 1999 levels due to continued customer demand and planned revenue equipment additions.

    Operating expenses were 91.9 percent of operating revenue in 1999, compared with 91.6 percent in 1998 and 92.5 percent in 1997. This ratio in 1999 remained relatively flat in comparison with the 1998 ratio due to a continued increase in the revenue generated per tractor. This ratio improved in 1998 and 1997 due to increases in revenue generated per tractor along with efficient control of expenses.

    The transportation of additional freight and growth of our fleet caused most expense categories to increase during the last three years. Purchased transportation expense increased to 26.3 percent of revenue in 1999, compared with 24.2 percent in 1998 and 20.8 percent in 1997. We have increased the number of independent contractor-owned vehicles in our fleet during the last three years, which has caused these percentages to increase. Independent contractors assume responsibility for their own salaries, wages and benefits expense, fuel and fuel tax expense, and supplies and maintenance expense. As a result, our expenses in these categories have been reduced relative to revenue during the last three years. The price of diesel fuel significantly increased throughout 1999, negatively impacting fuel and fuel tax expense. The price of diesel fuel significantly declined in 1998, causing a reduction in fuel and fuel tax expense. Insurance and claims expense as a percent of revenue was 2.1 percent in 1999, 1.9 percent in 1998 and 2.0 percent in 1997. Our continued focus on driver safety, training and claims management has caused our insurance premiums to decrease and insurance and claims expense to remain relatively stable over the last three years. Our gain on disposition of revenue equipment has increased over the last three years due to an increase in the market value received for used revenue equipment along with additional planned revenue equipment trades. We anticipate our 2000 operating expenses as a percent of revenue will remain at current levels.

    Interest expense as a percent of revenue has declined over the last three years to 1.8 percent in 1999 from 2.0 percent in 1998 and 2.4 percent in 1997. The improvement in 1999 reflects the lower interest rates associated with our Series A Senior Unsecured Notes and our unsecured committed credit facility entered into during our fourth quarter of 1998. The improvement in 1998 was primarily caused by a decrease in our average long-term debt during 1998. We anticipate interest expense in 2000 as a percent of revenue will remain at 1999 levels.

    Our effective tax rate was 39 percent in 1999 and 40 percent in 1998 and 1997. We anticipate our effective income tax rate will be approximately 38 percent in 2000.

    In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as discussed in Note 1 to the financial statements. This statement, effective in our first quarter of 2001, is expected to have minimal impact on our results of operations and financial position because we did not hold significant derivative instruments as of December 31, 1999.

    Inflation can be expected to affect most of our operating expenses. The impact of inflation, however, was minimal during the three years ended December 31, 1999.

    Capital Resources and Liquidity  Our operating activities in 1999 provided net cash of $28,327,000. Our business requires significant capital expenditures to maintain and update our fleet with new, more efficient tractors and trailers. In 1999, we invested net cash of $40,440,000 in revenue equipment additions and other capital expenditures, while financing activities provided $10,997,000. We repurchased 177,500 shares of our common stock during our second quarter of 1999 from the estate of our former chairman and chief executive officer, Roger R. Marten, for $12 per share. These shares have been retired, reducing shareholders' investment by $2,130,000. We paid for these purchases using cash flows from operations and proceeds from long-term debt.

    In 2000, we sold our maintenance facility in Georgia and purchased a new maintenance facility, which is also in Georgia. These two transactions required a net cash outlay of approximately $900,000, which we funded using cash flows from our operations.

    Our current cash management practice minimizes both cash and debt balances by utilizing our unsecured committed credit facility. In January 2000, we entered into an agreement with an additional bank, increasing our committed credit facility from $40 million to $50 million. Our receivables balance at December 31, 1999, increased due to an increase in revenue during the fourth quarter of 1999 and an increase in the disposition of revenue equipment. We have historically met our working capital requirements by effectively utilizing our operating profits, short turnover in accounts receivable and cash management practices. We have not used and do not expect to use short-term borrowings to meet working capital needs. We believe our liquidity will adequately satisfy expected near-term operating requirements.

    Seasonality  Historically, the trucking industry has experienced seasonal fluctuations in revenue and expenses. We experience revenue declines after the winter holiday season as customers reduce shipments. Operating expenses temporarily increase in the winter due to reduced fuel efficiency and additional maintenance costs.

    Impact of Year 2000  The "Year 2000 problem" refers to the potential for computational errors or system malfunctions by computer hardware or software that fail to properly recognize dates beginning with January 1, 2000, or which fail to recognize the year 2000 as a leap year. In anticipation of this problem, we instituted and followed a Year 2000 readiness program intended to identify, evaluate and address our Year 2000 exposure.

    We have experienced no significant issues relating to the Year 2000 problem. We are aware of no further significant contingencies relating to the Year 2000 problem existing internally or with our significant vendors and third parties with whom we do business. The cost to address Year 2000 issues was approximately $100,000, which is in line with our previous estimates.

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

Balance Sheets

	December 31,
	1999	1998
	(In thousands, except share information)
ASSETS
Current assets:
Cash and cash equivalents	$—	$1,116
Receivables:
Trade, less allowances of $855 and $751	22,984	17,129
Other	4,689	2,625
Prepaid expenses and other	7,471	7,850
Deferred income taxes	4,166	3,265

Total current assets	39,310	31,985

Property and equipment:
Revenue equipment	180,395	160,600
Buildings and land	6,440	6,320
Office equipment and other	6,196	5,351
Less accumulated depreciation	(47,311)	(48,514)

Net property and equipment	145,720	123,757
Other assets	889	967

	$185,919	$156,709

LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
Accounts payable	$6,316	$3,687
Insurance and claims accruals	12,680	10,529
Accrued liabilities	8,159	8,090
Current maturities of long-term debt	5,659	8,899

Total current liabilities	32,814	31,205
Long-term debt, less current maturities	63,599	47,232
Deferred income taxes	29,901	24,994

Total liabilities	126,314	103,431

Commitments (Notes 1 and 7)
Shareholders' investment:
Common stock, $.01 par value per share, 10,000,000 shares authorized, 4,300,145 and 4,477,645 shares issued and outstanding	43	45
Additional paid-in capital	9,934	9,934
Retained earnings	49,628	43,299

Total shareholders' investment	59,605	53,278

	$185,919	$156,709

The accompanying notes are an integral part of these balance sheets.

Statements of Operations

	For the years ended December 31,
	1999	1998	1997
	(In thousands, except share information)
Operating revenue	$219,200	$193,648	$172,412

Operating expenses:
Salaries, wages and benefits	64,123	58,798	52,917
Purchased transportation	57,637	46,833	35,914
Fuel and fuel taxes	26,962	23,328	25,642
Supplies and maintenance	16,808	15,633	14,359
Depreciation	20,622	18,724	17,239
Operating taxes and licenses	4,467	3,809	3,531
Insurance and claims	4,630	3,681	3,364
Communications and utilities	2,667	2,524	2,152
Gain on disposition of revenue equipment	(2,067)	(935)	(242)
Other	5,665	4,908	4,689

	201,514	177,303	159,565

Operating income	17,686	16,345	12,847

Other expenses (income):
Interest expense	4,042	3,964	4,205
Interest income and other	(220)	(243)	(203)

	3,822	3,721	4,002

Income before income taxes	13,864	12,624	8,845
Provision for income taxes	5,407	5,050	3,538

Net income	$8,457	$7,574	$5,307

Basic earnings per common share	$1.93	$1.69	$1.19

Diluted earnings per common share	$1.92	$1.67	$1.19

The accompanying notes are an integral part of these statements.

Statements of Changes in Shareholders' Investment

	Common Stock
			Additional Paid-In Capital	Retained Earnings
	Shares	Amount			Total
	(In thousands, except share information)
Balance at December 31, 1996	2,959,616	$30	$9,581	$30,433	$40,044
Net income	—	—	—	5,307	5,307
Issuance of common stock	25,500	—	353	—	353
Stock split	1,492,529	15	—	(15)	—

Balance at December 31, 1997	4,477,645	$45	$9,934	$35,725	$45,704
Net income	—	—	—	7,574	7,574

Balance at December 31, 1998	4,477,645	$45	$9,934	$43,299	$53,278
Net income	—	—	—	8,457	8,457
Repurchase of common stock	(177,500)	(2)	—	(2,128)	(2,130)

Balance at December 31, 1999	4,300,145	$43	$9,934	$49,628	$59,605

The accompanying notes are an integral part of these statements.

Statements of Cash Flows

	For the years ended December 31,
	1999	1998	1997
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Operations:
Net income	$8,457	$7,574	$5,307
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation	20,622	18,724	17,239
Gain on disposition of revenue equipment	(2,067)	(935)	(242)
Deferred tax provision	4,006	3,311	1,970
Changes in other current operating items:
Receivables	(7,919)	(882)	561
Prepaid expenses and other	379	(929)	(582)
Accounts payable	2,629	(785)	650
Other current liabilities	2,220	(1,592)	(549)

Net cash provided by operating activities	28,327	24,486	24,354

CASH FLOWS FROM INVESTING ACTIVITIES:
Revenue equipment additions	(63,226)	(43,172)	(32,598)
Revenue equipment dispositions	23,827	14,932	10,698
Buildings and land, office equipment and other additions, net	(1,119)	(630)	(1,894)
Net change in other assets	78	(392)	(575)

Net cash used for investing activities	(40,440)	(29,262)	(24,369)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term borrowings	87,366	63,540	22,469
Repayment of long-term borrowings	(74,239)	(59,700)	(23,783)
Common stock repurchased	(2,130)	—	—
Issuance of common stock	—	—	353

Net cash provided by (used for) financing activities	10,997	3,840	(961)

DECREASE IN CASH AND CASH EQUIVALENTS	(1,116)	(936)	(976)
CASH AND CASH EQUIVALENTS:
Beginning of year	1,116	2,052	3,028

End of year	$—	$1,116	$2,052

CASH PAID FOR:
Interest	$4,008	$3,675	$4,211

Income taxes	$854	$2,171	$534

The accompanying notes are an integral part of these statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

    Nature of business:  Marten Transport, Ltd. is a long-haul truckload carrier providing protective service transportation of time- and temperature-sensitive materials and general commodities. We earned approximately 15 percent and 12 percent of our revenue from two single customers in 1999, 11 percent from a single customer in 1998 and 13 percent from a single customer in 1997.

    Cash equivalents:  We invested available funds in short-term cash equivalents. These investments were primarily mutual funds with U.S. government-backed securities having original maturities of three months or less. These investments were stated at cost, which approximated market value.

    Prepaid expenses and other:  As of December 31, prepaid expenses and other consisted of the following:

	1999	1998
	(In thousands)
License fees	$2,933	$2,829
Tires in service	1,941	1,941
Parts and tires inventory	1,142	1,697
Insurance	423	407
Other	1,032	976

	$7,471	$7,850

    Property and equipment:  Additions and improvements to property and equipment are capitalized at cost. Maintenance and repair expenditures are charged to operations. Gains and losses on disposals of revenue equipment are included in operations.

    Depreciation is computed based on the cost of the asset, reduced by its estimated salvage value, using the straight-line method for financial reporting purposes. Accelerated methods are used for income tax reporting purposes. Following is a summary of estimated useful lives for financial reporting purposes:

Years
Revenue equipment:
Tractors	5
Trailers	7
Satellite tracking	7
Buildings	20
Office equipment and other	3-15

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

    Insurance and claims:  We self-insure, in part, for losses relating to workers' compensation, auto liability, general liability and cargo claims, along with employees' group health benefits. We self-insure for property damage claims. We maintain insurance coverage for per-incident and total losses in amounts we consider adequate based upon ongoing review and historical experience. We reserve currently for anticipated losses. The insurance and claims reserves are continuously evaluated and adjusted to reflect our experience. Under agreements with our insurance carriers and regulatory authorities, we have arranged for approximately $2.2 million in letters of credit to guarantee settlement of claims. We are involved in legal actions that arise in the ordinary course of business. Although the outcomes of any such legal actions cannot be predicted, in the opinion of management, the resolution of any currently pending or threatened actions will not have a material adverse effect upon our consolidated financial position or results of operations.

    Revenue recognition:  We record revenue and related expenses on the date shipment of freight is completed.

    Accounting for derivative instruments and hedging activities:  Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133) was issued in June 1998 and will be effective in our first quarter of 2001. Statement No. 133 requires companies to record the fair value of derivatives as either assets or liabilities on the balance sheet. The accounting for gains or losses from changes in the fair value of derivatives depends on the intended use of the derivatives and whether the criteria for hedge accounting have been satisfied. We have entered into commodity swap agreements to partially hedge our exposure to diesel fuel price fluctuations. Statement No. 133 is expected to have minimal impact on our results of operations and financial position because we did not hold significant derivative instruments as of December 31, 1999.

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

2. Long-Term Debt

    As of December 31, long-term debt consisted of the following:

	1999	1998
	(In thousands)
Unsecured committed credit facility with a bank maturing in October 2001 and bearing variable interest based upon either the London Interbank Offered Rate plus applicable margins or the bank's Reference Rate (7.5% weighted average rate at December 31, 1999)	$36,916	$14,800
Series A Senior Unsecured Notes maturing in October 2008 and bearing fixed interest at 6.78%	25,000	25,000
Notes payable to banks collateralized by specific revenue equipment maturing through December 2001 (8.2% weighted average interest rate at December 31, 1999)	7,342	16,331

Total long-term debt	69,258	56,131
Less current maturities of long-term debt	5,659	8,899

Long-term debt, less current maturities	$63,599	$47,232

    In January 2000, we entered into an agreement with an additional bank which increased our unsecured committed credit facility from $40 million to $50 million.

    The debt agreements contain restrictive covenants which, among other matters, require us to maintain certain financial ratios. We satisfied all debt covenants at December 31, 1999.

    Maturities of long-term debt at December 31, 1999, are as follows:

Amount
(In thousands)
2000	$5,659
2001	38,600
2002	3,571
2003	3,571
2004	3,571
Thereafter	14,286

$69,258

3. Related Party Transactions

    The following related party transactions occurred during the three years ended December 31, 1999:

    (a) We repurchased 177,500 shares of our common stock from the estate of our former chairman and chief executive officer, Roger R. Marten, on June 30, 1999, for $12 per share. The shares have been retired, reducing shareholders' investment by $2,130,000.

    (b) We paid approximately $1.6 million in 1999, $1.5 million in 1998 and $1.6 million in 1997 to purchase fuel and tires from a company in which one of our directors is the president and a stockholder.

    (c) We purchased an office and terminal facility in 1997 for $1.5 million from an entity owned by our chairman of the board. We leased the facility under a non-cancelable operating lease with the same entity before it was purchased. Total rental expense charged to operations for this lease was $126,000 during 1997.

    (d) We have had checking, savings and investment accounts at banks which are controlled by one of our directors and officers. We closed all of our accounts at these banks in 1999.

    We believe that these transactions with related parties are on reasonable terms which are comparable to terms available from unaffiliated third parties.

4. Income Taxes

    We use the liability method of accounting for income taxes. Deferred taxes are calculated based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given current tax laws.

    The components of the provision for income taxes consisted of the following:

	1999	1998	1997
	(In thousands)
Current:
Federal	$1,173	$1,480	$1,271
State	228	259	297

	1,401	1,739	1,568

Deferred:
Federal	3,317	2,963	1,739
State	689	348	231

	4,006	3,311	1,970

Total provision	$5,407	$5,050	$3,538

    The statutory federal income tax rate is reconciled to the effective income tax rate as follows:

	1999	1998	1997
Statutory federal income tax rate	34%	34%	34%
Increase in taxes arising from:
State income taxes, net of federal income tax benefit	4	4	6
Other, net	1	2	—

Effective tax rate	39%	40%	40%

    As of December 31, the net deferred tax liability consisted of the following:

	1999	1998
	(In thousands)
Deferred tax assets:
Reserves and accrued liabilities for financial reporting in excess of tax	$6,059	$5,081
State income tax deduction for financial reporting in excess of tax	1,397	1,162
Alternative minimum tax credit	701	322

	8,157	6,565

Deferred tax liabilities:
Tax depreciation in excess of depreciation for financial reporting	31,989	26,470
Prepaid licenses and use tax expensed for income tax purposes and capitalized for financial reporting	1,287	1,239
Other	616	585

	33,892	28,294

Net deferred tax liability	$25,735	$21,729

5. Stock Split

    In 1997, our board of directors authorized a three-for-two stock split of our common stock, $.01 par value. Each stockholder of record received an additional one-half share for each share of common stock held as of the close of business on December 15, 1997. The additional shares were distributed on January 5, 1998. The stock split was effected in the form of a dividend, using authorized but unissued shares of our common stock. All per share amounts for 1997 and prior years have been retroactively adjusted to reflect the stock split.

6. Earnings Per Common Share

    Basic and diluted earnings per common share were computed as follows:

	1999	1998	1997
	(In thousands, except per-share amounts)
Numerator:
Net income	$8,457	$7,574	$5,307

Denominator:
Basic earnings per common share—weighted-average shares	4,388	4,478	4,446
Effect of dilutive stock options	10	46	22

Diluted earnings per common share—weighted-average shares and assumed conversions	4,398	4,524	4,468

Basic earnings per common share	$1.93	$1.69	$1.19

Diluted earnings per common share	$1.92	$1.67	$1.19

    The following options were outstanding but were not included in the calculation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares and, therefore, including the options in the denominator would be antidilutive, or decrease the number of weighted-average shares.

	1999	1998	1997
Number of option shares	356,250	11,250	315,000
Weighted-average exercise price	$13.64	$17.25	$13.50

7. Employee Benefits

    Stock Incentive Plans:  Under our Stock Incentive Plan adopted in 1995, officers, directors and employees may be granted incentive and non-statutory stock options. Incentive stock option prices must be at least the fair market value of our common stock on the date of grant. Non-statutory stock option prices must be at least 85 percent of the fair market value of our common stock on the date the option is granted. Stock options expire within 10 years after the date of grant. The plan also allows for stock appreciation rights, restricted stock awards, performance units and stock bonuses, none of which have been awarded as of December 31, 1999. The maximum number of shares of common stock available for issuance under the plan is 750,000 shares.

    In 1986, we adopted an Incentive Stock Option Plan and a Non-Statutory Stock Option Plan allowing for the grant of options. The option prices must be at least the fair market value of our common stock on the date of grant. In these plans, 375,000 shares of common stock are available for issuance to officers, directors and employees. Options under the Incentive Stock Option Plan expire within 10 years after the date of grant. Options under the Non-Statutory Stock Option Plan expire within 10 years and one month after the date of grant. As of December 31, 1999, there were 29,250 shares reserved for issuance under the 1986 plans. No additional options will be granted under the 1986 plans.

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

	1999	1998	1997
	(In thousands, except per-share amounts)
Net income:
As reported	$8,457	$7,574	$5,307
Pro forma	8,132	7,272	5,130
Basic earnings per common share:
As reported	1.93	1.69	1.19
Pro forma	1.85	1.62	1.15
Diluted earnings per common share:
As reported	1.92	1.67	1.19
Pro forma	1.85	1.62	1.15

    Because the Statement No. 123 method of accounting has only been applied to options granted in 1995 or after, the pro forma comparison above may not be representative of the impact of compensation cost in future years.

    As of December 31, stock option activity under our plans was as follows:

	1999		1998		1997
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	378,000	$13.22	344,250	$13.07	270,000	$12.18
Granted	22,500	13.04	33,750	14.78	112,500	12.63
Exercised	—	—	—	—	(38,250)	5.50

Outstanding, end of year	400,500	13.21	378,000	13.22	344,250	13.07

Exercisable, end of year	274,500	13.20	186,500	13.22	105,750	13.03

    The weighted-average fair value as of the date of grant was $6.08 per share for options granted during 1999, $7.05 per share for options granted during 1998 and $5.96 per share for options granted during 1997. The fair value was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	1999	1998	1997
Expected option life in years	7	7	7
Risk-free interest rate	5.2%	5.3%	6.1%
Expected stock price volatility	34.0%	35.0%	31.9%
Expected dividend payments	—	—	—

    The following table summarizes information regarding stock options outstanding and exercisable as of December 31, 1999:

	Range of Exercise Price
	$8.08 to $8.83	$12.33 to $14.00	$17.25
Options outstanding:
Number of shares	29,250	360,000	11,250
Weighted-average remaining contractual life	5.3 years	6.3 years	8.4 years
Weighted-average exercise price	$8.45	$13.48	$17.25
Options exercisable:
Number of shares	24,250	239,000	11,250
Weighted-average exercise price	$8.52	$13.48	$17.25

    Retirement Savings Plan:  We sponsor a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code. Employees are eligible for the plan after one year of service. Each participant can contribute up to 15 percent of compensation. We contribute 25 percent of each participant's contribution, up to a total of 4 percent contributed. Our contribution vests at the rate of 20 percent per year for the second through sixth years of service. In addition, we may make elective contributions as determined by the board of directors. Elective contributions were not made in 1999, 1998 or 1997. Total expense recorded for the plan was $213,000 in 1999, $197,000 in 1998 and $183,000 in 1997.

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

8. Fair Value of Financial Instruments

    The fair value of each class of financial instruments was estimated using the following methods and assumptions:

    Cash and cash equivalents:  The carrying amount approximated fair value at December 31, 1998, due to the short maturity of these instruments.

    Long-term debt:  The fair value of our long-term debt is estimated to be $67,822,000 at December 31, 1999. The fair value approximated the carrying amount at December 31, 1998. The fair value was estimated using discounted cash flow analysis. Our current borrowing rates for similar long-term debt were used in this analysis.

9. Quarterly Financial Data (Unaudited)

    The following is a summary of the quarterly results of operations for 1999 and 1998:

1999 Quarters	First	Second	Third	Fourth	Total
	(In thousands, except per-share amounts)
Operating revenue	$48,731	$54,558	$55,873	$60,038	$219,200
Operating income	3,201	4,496	4,236	5,753	17,686
Net income	1,422	2,198	2,001	2,836	8,457
Basic earnings per common share	.32	.49	.47	.66	1.93
Diluted earnings per common share	.32	.49	.46	.66	1.92

1998 Quarters	First	Second	Third	Fourth	Total
	(In thousands, except per-share amounts)
Operating revenue	$45,218	$49,269	$50,126	$49,035	$193,648
Operating income	3,194	4,443	5,113	3,595	16,345
Net income	1,360	2,087	2,501	1,626	7,574
Basic earnings per common share	.30	.47	.56	.36	1.69
Diluted earnings per common share	.30	.46	.55	.36	1.67

    The basic and diluted earnings per common share for the 1999 quarters exceed the per share amounts for the year due to changes in the weighted average number of shares outstanding during the year.

Report of Independent Public Accountants

To Marten Transport, Ltd.:

    We have audited the accompanying balance sheets of Marten Transport, Ltd. (a Delaware corporation) as of December 31, 1999 and 1998, and the related statements of operations, changes in shareholders' investment and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marten Transport, Ltd. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Minneapolis, Minnesota
January 21, 2000

Common Stock Data

    Our quarterly stock prices, as reported by The Nasdaq Stock Market, were as follows:

	1999				1998
Quarter
	High		Low		High		Low
First	$14	5/8	$12		$19	1/4	$12	1/2
Second	13	3/4	9	1/2	18	7/8	16
Third	12	15/16	11	1/8	18	5/8	12	7/16
Fourth	12	15/16	9	1/2	15	1/4	12	3/8

    The prices do not include adjustments for retail mark-ups, mark-downs or commissions. On December 31, 1999, there were 283 stockholders of record, and an additional 275 beneficial stockholders. We have not paid any cash dividends on our common stock since we became publicly held in September 1986, and do not expect cash dividend payments in the near future.

Who We Are

    Marten Transport, Ltd., with headquarters in Mondovi, Wisconsin, strives to be the premium supplier of time- and temperature-sensitive transportation services to customers in the United States and Canada. We serve customers with more demanding delivery deadlines, as well as those who ship products requiring modern temperature-controlled trailers to protect goods.

    Founded in 1946, we have been a public company since 1986. Our common stock trades on The Nasdaq Stock Market under the symbol MRTN. At December 31, 1999, we employed 1,492 people, including drivers, office personnel and mechanics.

    Our mission is to provide:

  •
  customers with transportation services that exceed expectations;

  •
  employees, at all levels, with satisfying and financially rewarding work, and with continued opportunities for professional development;

  •
  stockholders with a superior return on their investments; and

  •
  society with a cleaner, safer environment.

Financial Highlights

	Years ended December 31,
	1999	1998	1997
	(Dollars in thousands, except per-share amounts)
FOR THE YEAR
Operating revenue	$219,200	$193,648	$172,412
Operating income	17,686	16,345	12,847
Net income	8,457	7,574	5,307
Operating ratio	91.9%	91.6%	92.5%
PER-SHARE DATA(1)
Basic earnings per common share	$1.93	$1.69	$1.19
Diluted earnings per common share	1.92	1.67	1.19
Book value	13.86	11.90	10.21
AT YEAR END
Total assets	$185,919	$156,709	$145,266
Long-term debt, less current maturities	63,599	47,232	30,663
Shareholders' investment	59,605	53,278	45,704

(1)
Earnings per common share and book value amounts for 1997 have been retroactively adjusted to reflect a three-for-two stock split effective for stockholders of record as of December 15, 1997.

Five-Year Financial Summary

	Years ended December 31,
	1999	1998	1997	1996	1995
	(In thousands, except per-share amounts)
FOR THE YEAR
Operating revenue	$219,200	$193,648	$172,412	$146,151	$137,704
Operating income	17,686	16,345	12,847	6,160	11,378
Net income	8,457	7,574	5,307	1,630	5,009
PER-SHARE DATA(1)
Basic earnings per common share	$1.93	$1.69	$1.19	$.37	$1.14
Diluted earnings per common share	1.92	1.67	1.19	.37	1.12
AT YEAR END
Total assets	$185,919	$156,709	$145,266	$138,135	$123,141
Long-term debt, less current maturities	63,599	47,232	30,663	33,505	27,079
Shareholders' investment	59,605	53,278	45,704	40,044	38,242

(1)
Earnings per common share amounts for 1997 and prior years have been retroactively adjusted to reflect a three-for-two stock split effective for stockholders of record as of December 15, 1997.

Corporate Information

Corporate Headquarters
129 Marten Street
Mondovi, Wisconsin 54755
Telephone: (715) 926-4216
Fax: (715) 926-4530
www.marten.com

Stockholder Information
A copy of our 1999 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available by writing to Darrell D. Rubel, executive vice president and chief financial officer, at our corporate headquarters.

Annual Meeting
Stockholders, employees and friends may attend our annual meeting on Tuesday, May 9, 2000, at 4:00 p.m. at the Ramada Conference Center, 1202 West Clairemont Avenue, Eau Claire, Wisconsin.

Stock Listing
Nasdaq Stock Market symbol: MRTN

Legal Counsel
Oppenheimer Wolff & Donnelly LLP
45 South Seventh Street
Suite 3300
Minneapolis, Minnesota 55402

Independent Public Accountants
Arthur Andersen LLP
45 South Seventh Street
Minneapolis, Minnesota 55402

Transfer Agent and Registrar
ChaseMellon
Shareholder Services, L.L.C.
P. O. Box 3315
South Hackensack, New Jersey 07606
Telephone: (800) 522-6645
TDD: (800) 231-5469
www.chasemellon.com
Direct communications about stock certificates or a change of address to ChaseMellon Shareholder Services.

Public/Financial Relations Counsel
BlueFire Partners
150 South Fifth Street
Suite 1300
Minneapolis, Minnesota 55402

Executive Officers and Directors

Randolph L. Marten
Chairman of the Board, President and Director

Darrell D. Rubel
Executive Vice President, Chief Financial Officer,
Treasurer, Assistant Secretary and Director

Robert G. Smith
Chief Operating Officer

Timothy P. Nash
Vice President of Sales

Franklin J. Foster
Vice President of Finance

Thomas A. Letscher
Secretary
Partner, Oppenheimer Wolff & Donnelly LLP
Minneapolis, Minnesota

Larry B. Hagness
Director
President, Durand Builders Service, Inc.
Durand, Wisconsin

Thomas J. Winkel
Director
Management Consultant
Pewaukee, Wisconsin

Jerry M. Bauer
Director
President, Bauer Built, Incorporated
Durand, Wisconsin

Christine K. Marten
Director
Flight Attendant, Northwest Airlines
Mondovi, Wisconsin

QuickLinks

  To Our Stockholders and Employees
  1999 Financial Results
  A Strong Foundation for the Future
  Opportunities for Growth Abound
  Management's Discussion and Analysis of Financial Condition and Results of Operations
Report of Independent Public Accountants
  Common Stock Data
  Who We Are
  Financial Highlights
  Five-Year Financial Summary
  Corporate Information
  Executive Officers and Directors