Form 10-K405, Exhibit 13
period 2000-12-31
MARTEN TRANSPORT LTD
filed 2001-03-28
CIK 799167

QuickLinks -- Click here to rapidly navigate through this document

Who We Are

    Marten Transport, Ltd., with headquarters in Mondovi, Wisconsin, strives to be the premium supplier of time- and temperature-sensitive transportation services to customers in the United States and Canada. We serve customers with more demanding delivery deadlines, as well as those who ship products requiring modern temperature-controlled trailers to protect goods.

    Founded in 1946, we have been a public company since 1986. Our common stock trades on The Nasdaq Stock Market under the symbol MRTN. At December 31, 2000, we employed 1,827 people, including drivers, office personnel and mechanics.

    Our mission is to provide:

  •
  customers with transportation services that exceed expectations;

  •
  employees, at all levels, with satisfying and financially rewarding work, and with continued opportunities for professional development;

  •
  stockholders with a superior return on their investments; and

  •
  society with a cleaner, safer environment.

Financial Highlights

	Years ended December 31,
(Dollars in thousands, except per-share amounts)
	2000	1999	1998
FOR THE YEAR
Operating revenue	$260,797	$219,200	$193,648
Operating income	18,691	17,686	16,345
Net income	7,928	8,457	7,574
Operating ratio	92.8%	91.9%	91.6%
PER-SHARE DATA
Basic earnings per common share	$1.88	$1.93	$1.69
Diluted earnings per common share	1.88	1.92	1.67
Book value	15.75	13.86	11.90
AT YEAR END
Total assets	$212,073	$185,919	$156,709
Long-term debt, less current maturities	88,216	63,599	47,232
Shareholders' investment	65,845	59,605	53,278

Five-Year Financial Summary

	Years ended December 31,
(In thousands, except per-share amounts)
	2000	1999	1998	1997	1996
FOR THE YEAR
Operating revenue	$260,797	$219,200	$193,648	$172,412	$146,151
Operating income	18,691	17,686	16,345	12,847	6,160
Net income	7,928	8,457	7,574	5,307	1,630
PER-SHARE DATA(1)
Basic earnings per common share	$1.88	$1.93	$1.69	$1.19	$.37
Diluted earnings per common share	1.88	1.92	1.67	1.19	.37
AT YEAR END
Total assets	$212,073	$185,919	$156,709	$145,266	$138,135
Long-term debt, less current maturities	88,216	63,599	47,232	30,663	33,505
Shareholders' investment	65,845	59,605	53,278	45,704	40,044

(1)
Earnings per common share amounts for 1997 and prior years have been retroactively adjusted to reflect a three-for-two stock split effective for stockholders of record as of December 15, 1997.

To Our Stockholders and Employees

    One of the strengths of Marten Transport is, we believe, the ability to produce favorable results in an unfavorable operating environment. Fiscal 2000 gave us the chance to prove it. It was a year of stiff challenges for the trucking industry—rising fuel prices, rising insurance costs and intensifying competition for qualified drivers, to name a few. The people of Marten Transport responded by out-managing, out-recruiting, out-driving and generally out-working our competition across the protective service transportation market. Result: another year of solid growth and substantial progress in positioning our business for a successful future.

2000 Financial Results

    Revenue increased 19 percent to $260.8 million in 2000 from $219.2 million in 1999—our fourth consecutive double-digit percentage increase in annual revenue. Our 2000 revenue growth reflected another healthy increase in the amount of freight transported by Marten during the year. Operating income increased to $18.7 million from $17.7 million in 1999. Our operating ratio, which compares operating costs to revenue, increased to 92.8 percent from 91.9 percent in 1999, reflecting the continued rise in diesel fuel prices during 2000—a rise that we were able to partially offset through fuel surcharges, our fuel hedging program and a focus on equipment productivity and operating efficiencies.

    Net income for 2000 was $7.9 million, or $1.88 per diluted share, our second best performance, trailing only the record $8.5 million, or $1.92 per diluted share, achieved in 1999.

    We use multiple performance measures to monitor our performance and are generally pleased with the numbers achieved in 2000. While weekly revenue per tractor was down slightly for the year, our revenue per total mile and revenue per loaded mile were each up approximately 2 cents per mile.

Delivering Growth

    Marten Transport continued to grow with its customers in 2000, delivering on a growth strategy based on providing a level of service that makes us an integral part of each customer's logistic chain. The success of this approach made it possible for us to earn rate increases in a very difficult, highly competitive marketplace.

    Our list of large and thriving blue-chip customers is one of our major strategic strengths; our revenue is growing because our customers are growing—not only in terms of the freight they are shipping, but also in terms of their need for proven dependability. The rising expectations of shippers work to the advantage of Marten Transport because we have the tradition, infrastructure and technology to meet or exceed those expectations. We have backed our reputation for premier service with ongoing investment in state-of-the-art technologies and continuous modernization of our fleet. In 2000, we invested $45.9 million in our business, primarily in revenue equipment. At year end, we had 1,844 tractors in service, up from 1,633 at the end of 1999. The number of trailers in service increased to 2,648 from 2,305.

    One of the fastest-growing areas of our business in 2000 was our dedicated operations—a way of capitalizing on the expanding demand for outsourced transportation services by creating new fleets or converting or supplementing existing private fleets. Our dedicated operations provide customers with drivers, tractors, trailers and management services for their exclusive use.

Meeting Challenges with Strength

    Finding enough qualified drivers continued to be a dominating, industry-wide challenge in 2000, intensified in recent months by the dwindling availability of independent contractors. We were very aggressive in our recruiting—and our screening—as we worked to maintain the elite driving team needed to ensure the high level of safety and service that we demand of ourselves. We also provide ongoing training programs and utilize new systems and technology to enhance driver productivity and working conditions. Our total of Marten-employed drivers and independent contractors increased by 282 during the year.

    Another important competitive advantage in today's challenging marketplace can be found in our balance sheet. Marten Transport had $212.1 million in total assets at year end. Unlike a number of our competitors, we had ample access to capital in 2000. Our financial strength and stability makes us a more attractive option for many shippers. Add to this our track record for growth, our reputation for service and safety, our customer base of blue-chip companies, our emphasis on technology and premium equipment, and—most important—the exceptional group of people who are Marten, and you have the strategic strengths that we expect to carry us to consistent profitable growth over the long term.

    We again acknowledge with gratitude the continuing loyalty and support of our employees, our stockholders and our customers as we begin our fifty-fifth year in business and our fifteenth year as a publicly held company. The challenges of 2000 have not gone away, but we believe we are better equipped to handle both challenges and opportunities than we have been at any time in our past. Among our priorities for 2001 are maintaining profitability, reducing debt and using our competitive advantages to win new business while we grow with our existing customers. We are optimistic about our ability to translate our growing strategic strengths into financial performance that parallels our superior performance on the highways across the nation.

Sincerely,

/s/ RANDOLPH L. MARTEN

Randolph L. Marten
President and Chairman of the Board
March 20, 2001

Management's Discussion and Analysis of Financial Condition and Results of Operations

    Results of Operations  Operating revenue for 2000 increased 19 percent over 1999, compared with increases of 13 percent in 1999 and 12 percent in 1998. The increase in 2000 was primarily the result of transporting additional freight associated with increases in our fleet and fuel surcharges to our customers associated with significant increases in the price of diesel fuel. Increases in 1999 and 1998 were primarily the result of transporting additional freight associated with increases in our fleet. Our contracts with customers provide for fuel surcharges and rebates based upon significant fluctuations in the price of diesel fuel. Diesel fuel prices were significantly higher in 2000, causing operating revenue to increase due to fuel surcharges of $11.6 million in 2000. Diesel fuel prices also fluctuated in 1999 and 1998 causing fuel surcharges of $352,000 in 1999 and fuel rebates of $496,000 in 1998. Average freight rates increased over the last three years due to stronger customer demand. Equipment utilization, measured by average miles traveled per tractor, declined in 2000 and 1999, and increased slightly in 1998. We expect operating revenue in 2001 to exceed 2000 levels due to continued customer demand and planned additions to our fleet.

    Operating expenses in 2000 were 92.8 percent of operating revenue, compared with 91.9 percent in 1999 and 91.6 percent in 1998. Revenue generated per tractor in 2000 declined slightly from 1999. This decline in revenue per tractor, combined with increased operating expenses, primarily fuel expense, caused the operating ratio to increase in 2000. Revenue generated per tractor increased in 1999 and 1998, causing the operating ratio to remain relatively flat in 1999 and improve in 1998.

    The transportation of additional freight and expansion of our fleet, in addition to the items discussed below, caused most expense categories to increase during the last three years. Purchased transportation expense decreased to 23.4 percent of revenue in 2000, compared with 26.3 percent in 1999 and 24.2 percent in 1998. Independent contractors were more difficult to recruit and retain in 2000. As a result, independent contractor-owned vehicles in 2000 represented 29 percent of our total fleet, compared with 34 percent in 1999 and 31 percent in 1998. Independent contractors are responsible for their own salaries, wages and benefits expense, fuel and fuel tax expense, and supplies and maintenance expense. Our expenses in these categories have been reduced relative to revenue. The price of diesel fuel significantly increased during 2000 and 1999, negatively impacting fuel and fuel tax expense in those two years. The price of diesel fuel significantly declined in 1998, causing a reduction in fuel and fuel tax expense. Our gain on disposition of revenue equipment decreased in 2000 due to a planned reduction in the number of revenue equipment trades and a decline in the market value received for used revenue equipment. Increases in the market value received for used revenue equipment, along with additional planned revenue equipment trades in 1999 and 1998, caused our gain on disposition of revenue equipment to increase in those two years. We anticipate our 2001 operating expenses as a percent of revenue will remain at current levels.

    Interest expense in 2000 increased to 2.4 percent of revenue from 1.8 percent in 1999 and 2.0 percent in 1998. The primary reason for this increase was an increase in our average long-term debt outstanding, which was required to finance our planned revenue equipment additions. Higher interest rates also contributed to this increase. The improvement in 1999 reflects the lower interest rates associated with our senior unsecured notes and our unsecured committed credit facility entered into during our fourth quarter of 1998. We anticipate interest expense in 2001 as a percent of revenue will remain at 2000 levels.

    Our effective tax rate was 38 percent in 2000, 39 percent in 1999 and 40 percent in 1998. We anticipate our effective income tax rate will remain at 38 percent in 2001.

    Inflation can be expected to affect most of our operating expenses. The impact of inflation, however, was minimal during the three years ended December 31, 2000.

    Capital Resources and Liquidity  Net cash provided by our operating activities in 2000 was $26,963,000. Our business requires significant capital expenditures to maintain and update our fleet with new, more efficient tractors and trailers. We invested $45,918,000 in property and equipment and other assets and repurchased 120,000 shares of our common stock during 2000, which required net cash from financing activities of $18,955,000. The repurchased shares have been retired, reducing shareholders' investment by $1,687,500. We sold our maintenance facility in Georgia and purchased a new maintenance facility, which is also in Georgia, during 2000 for a net cash payment of approximately $900,000. Cash flows from operations and proceeds from long-term debt were used to fund these expenditures.

    Our current cash management practice minimizes both cash and debt balances by utilizing our unsecured committed credit facility. We entered into amendments to this facility during 2000 which added an additional bank, increased our total facility with our current banks from $40 million to $60 million and extended the maturity of this facility to January 2004. We also entered into an agreement in 2000 with an insurance company for an additional $10 million in senior unsecured notes. The increase in our receivables balance at December 31, 2000, was primarily due to an increase in revenue during the fourth quarter of 2000. Our operating profits, short turnover in accounts receivable and cash management practices allow us to effectively meet our working capital requirements. We have not used and do not expect to use short-term borrowings to satisfy working capital needs. We believe our liquidity is adequate to meet expected near-term operating requirements.

    Accounting for Derivative Instruments and Hedging Activities  In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 133, as amended, establishes accounting and reporting standards requiring that each derivative instrument be recorded in the balance sheet as either an asset or liability measured at fair value. Changes in the derivative instrument's fair value must be recognized currently in earnings unless specific hedge accounting criteria are met. For hedges which meet the criteria, the derivative instrument's gains and losses, to the extent effective, may be recognized in accumulated other comprehensive income rather than current earnings.

    We adopted Statement No. 133 on January 1, 2001, and plan to apply Statement No. 133 to only those derivative instruments that were issued, acquired or modified after December 31, 1998.

    We have entered into commodity swap agreements to partially hedge our exposure to diesel fuel price fluctuations. These agreements meet the specific hedge accounting criteria. A derivative liability of approximately $275,000 would have been recognized in the balance sheet, with an offsetting expense recognized in accumulated other comprehensive income to the extent effective, for our swap agreements held as of December 31, 2000.

    Seasonality  Historically, the trucking industry has experienced seasonal fluctuations in revenue and expenses. We normally experience revenue declines after the winter holiday season as customers reduce shipments. Operating expenses temporarily increase in the winter due to reduced fuel efficiency and additional maintenance costs.

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

Balance Sheets

	December 31,
(In thousands, except share information)	2000	1999
ASSETS
Current assets:
Receivables:
Trade, less allowances of $837 and $855	$27,608	$22,984
Other	5,879	4,689
Prepaid expenses and other	8,195	7,471
Deferred income taxes	2,276	4,166

Total current assets	43,958	39,310

Property and equipment:
Revenue equipment	213,399	180,395
Buildings and land	7,966	6,440
Office equipment and other	6,957	6,196
Less accumulated depreciation	(61,937)	(47,311)

Net property and equipment	166,385	145,720
Other assets	1,730	889

	$212,073	$185,919

LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
Accounts payable	$5,530	$6,316
Insurance and claims accruals	8,819	12,680
Accrued liabilities	7,960	8,159
Current maturities of long-term debt	1,685	5,659

Total current liabilities	23,994	32,814
Long-term debt, less current maturities	88,216	63,599
Deferred income taxes	34,018	29,901

Total liabilities	146,228	126,314

Commitments and contingencies (Notes 1 and 7)
Shareholders' investment:
Common stock, $.01 par value per share, 10,000,000 shares
authorized, 4,180,145 and 4,300,145 shares issued and outstanding	42	43
Additional paid-in capital	9,934	9,934
Retained earnings	55,869	49,628

Total shareholders' investment	65,845	59,605

	$212,073	$185,919

The accompanying notes are an integral part of these balance sheets.

Statements of Operations

	For the years ended December 31,
(In thousands, except share information)	2000	1999	1998
Operating revenue	$260,797	$219,200	$193,648

Operating expenses:
Salaries, wages and benefits	75,076	64,123	58,798
Purchased transportation	61,096	57,637	46,833
Fuel and fuel taxes	41,880	26,962	23,328
Supplies and maintenance	18,849	16,808	15,633
Depreciation	25,154	20,622	18,724
Operating taxes and licenses	4,953	4,467	3,809
Insurance and claims	5,883	4,630	3,681
Communications and utilities	2,938	2,667	2,524
Gain on disposition of revenue equipment	(742)	(2,067)	(935)
Other	7,019	5,665	4,908

	242,106	201,514	177,303

Operating income	18,691	17,686	16,345

Other expenses (income):
Interest expense	6,242	4,042	3,964
Interest income and other	(338)	(220)	(243)

	5,904	3,822	3,721

Income before income taxes	12,787	13,864	12,624
Provision for income taxes	4,859	5,407	5,050

Net income	$7,928	$8,457	$7,574

Basic earnings per common share	$1.88	$1.93	$1.69

Diluted earnings per common share	$1.88	$1.92	$1.67

The accompanying notes are an integral part of these statements.

Statements of Changes in Shareholders' Investment

	Common Stock
(In thousands, except share information)			Additional Paid-In Capital	Retained Earnings
	Shares	Amount			Total
Balance at December 31, 1997	4,477,645	$45	$9,934	$35,725	$45,704
Net income	—	—	—	7,574	7,574

Balance at December 31, 1998	4,477,645	$45	$9,934	$43,299	$53,278
Net income	—	—	—	8,457	8,457
Repurchase of common stock	(177,500)	(2)	—	(2,128)	(2,130)

Balance at December 31, 1999	4,300,145	$43	$9,934	$49,628	$59,605
Net income	—	—	—	7,928	7,928
Repurchase of common stock	(120,000)	(1)	—	(1,687)	(1,688)

Balance at December 31, 2000	4,180,145	$42	$9,934	$55,869	$65,845

The accompanying notes are an integral part of these statements.

Statements of Cash Flows

	For the years ended December 31,
(In thousands)	2000	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Operations:
Net income	$7,928	$8,457	$7,574
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation	25,154	20,622	18,724
Gain on disposition of revenue equipment	(742)	(2,067)	(935)
Deferred tax provision	6,007	4,006	3,311
Changes in other current operating items:
Receivables	(5,814)	(7,919)	(882)
Prepaid expenses and other	(724)	379	(929)
Accounts payable	(786)	2,629	(785)
Other current liabilities	(4,060)	2,220	(1,592)

Net cash provided by operating activities	26,963	28,327	24,486

CASH FLOWS FROM INVESTING ACTIVITIES:
Revenue equipment additions	(53,875)	(63,226)	(43,172)
Revenue equipment dispositions	11,168	23,827	14,932
Buildings and land, office equipment and other additions, net	(2,370)	(1,119)	(630)
Net change in other assets	(841)	78	(392)

Net cash used for investing activities	(45,918)	(40,440)	(29,262)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term borrowings	107,350	87,366	63,540
Repayment of long-term borrowings	(86,707)	(74,239)	(59,700)
Common stock repurchased	(1,688)	(2,130)	—

Net cash provided by financing activities	18,955	10,997	3,840

DECREASE IN CASH AND CASH EQUIVALENTS	—	(1,116)	(936)
CASH AND CASH EQUIVALENTS:
Beginning of year	—	1,116	2,052

End of year	$—	$—	$1,116

CASH PAID FOR:
Interest	$5,557	$4,008	$3,675

Income taxes	$776	$854	$2,171

The accompanying notes are an integral part of these statements.

Notes to Financial Statements

1.  Summary of Significant Accounting Policies

    Nature of business:  Marten Transport, Ltd. is a long-haul truckload carrier providing protective service transportation of time- and temperature-sensitive materials and general commodities to customers in the United States and Canada.

    Prepaid expenses and other:  As of December 31, prepaid expenses and other consisted of the following:

(In thousands)	2000	1999
License fees	$3,495	$2,933
Tires in service	2,147	1,941
Parts and tires inventory	1,196	1,142
Other	1,357	1,455

	$8,195	$7,471

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

    Tires in service:  The cost of original equipment and replacement tires placed in service is capitalized. Amortization is calculated based on cost, less estimated salvage value, using the straight-line method over 24 months. The current portion of capitalized tires in service is included in prepaid expenses and other in the accompanying balance sheets. The long-term portion of capitalized tires in service and the estimated salvage value are included in revenue equipment in the accompanying balance sheets. The cost of recapping tires is charged to operations.

    Insurance and claims:  We self-insure, in part, for losses relating to workers' compensation, auto liability, general liability and cargo claims, along with employees' group health benefits. We self-insure in total for property damage claims. We maintain insurance coverage for per-incident and total losses in amounts we consider adequate based upon ongoing review and historical experience. We reserve currently for anticipated losses. The insurance and claims reserves are continuously evaluated and adjusted to reflect our experience. Under agreements with our insurance carriers and regulatory authorities, we have arranged for approximately $2.2 million in letters of credit to guarantee settlement of claims.

    We are involved in legal actions that arise in the ordinary course of business. Although the outcomes of any such legal actions cannot be predicted, in the opinion of management, the resolution of any currently pending or threatened actions will not have a material adverse effect upon our financial position or results of operations.

    Revenue recognition:  We record revenue and related expenses on the date shipment of freight is completed. We earned approximately 15 percent and 11 percent of our revenue from two single customers in 2000, 15 percent and 12 percent from two single customers in 1999 and 11 percent from a single customer in 1998.

    Segment reporting:  Substantially all of our revenue, operating profits and assets relate primarily to one business segment—long-haul truckload carriage providing protective service transportation of time- and temperature-sensitive materials and general commodities.

    Accounting for derivative instruments and hedging activities:  In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 133, as amended, establishes accounting and reporting standards requiring that each derivative instrument be recorded in the balance sheet as either an asset or liability measured at fair value. Changes in the derivative instrument's fair value must be recognized currently in earnings unless specific hedge accounting criteria are met. For hedges which meet the criteria, the derivative instrument's gains and losses, to the extent effective, may be recognized in accumulated other comprehensive income rather than current earnings.

    We adopted Statement No. 133 on January 1, 2001, and plan to apply Statement No. 133 to only those derivative instruments that were issued, acquired or modified after December 31, 1998.

    We have entered into commodity swap agreements to partially hedge our exposure to diesel fuel price fluctuations. These agreements meet the specific hedge accounting criteria. A derivative liability of approximately $275,000 would have been recognized in the balance sheet, with an offsetting expense recognized in accumulated other comprehensive income to the extent effective, for our swap agreements held as of December 31, 2000.

    Use of estimates:  We must make estimates and assumptions to prepare the financial statements using generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in the financial statements. These estimates are primarily related to insurance and claims accruals and depreciation. Ultimate results could differ from these estimates.

2.  Long-Term Debt

    As of December 31, long-term debt consisted of the following:

(In thousands)	2000	1999
Unsecured committed credit facility in the amount of $60 million with banks maturing in January 2004 and bearing variable interest based upon either the London Interbank Offered Rate plus applicable margins or the banks' Reference Rate (7.8% weighted average rate at December 31, 2000)	$53,216	$36,916
Series A Senior Unsecured Notes maturing in October 2008 with annual principal payments of $3,571,429 beginning in 2002 and bearing fixed interest at 6.78%	25,000	25,000
Series B Senior Unsecured Notes maturing in April 2010 with annual principal payments of $1,428,571 beginning in 2004 and bearing fixed interest at 8.57%	10,000	—
Notes payable to banks collateralized by specific revenue equipment maturing through December 2001 (7.8% weighted average interest rate at December 31, 2000)	1,685	7,342

Total long-term debt	89,901	69,258
Less current maturities of long-term debt	1,685	5,659

Long-term debt, less current maturities	$88,216	$63,599

    The debt agreements contain restrictive covenants which, among other matters, require us to maintain certain financial ratios. We satisfied all debt covenants at December 31, 2000.

    Maturities of long-term debt at December 31, 2000, are as follows:

(In thousands)	Amount
2001	$1,685
2002	3,571
2003	3,571
2004	58,216
2005	5,000
Thereafter	17,858

$89,901

3.  Related Party Transactions

    The following related party transactions occurred during the three years ended December 31, 2000:

    (a) We paid approximately $2.2 million in 2000, $1.6 million in 1999 and $1.5 million in 1998 to purchase fuel and tires from a company in which one of our directors is the president and a stockholder.

    (b) We repurchased 177,500 shares of our common stock from the estate of our former chairman and chief executive officer, Roger R. Marten, in June 1999 for $12 per share. The shares have been retired, reducing shareholders' investment by $2,130,000.

    (c) We previously had checking, savings and investment accounts at banks controlled by one of our directors and officers. We closed all of our accounts at these banks in 1999.

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

    The components of the provision (benefit) for income taxes consisted of the following:

(In thousands)	2000	1999	1998
Current:
Federal	$(999)	$1,173	$1,480
State	(149)	228	259

	(1,148)	1,401	1,739

Deferred:
Federal	5,020	3,317	2,963
State	987	689	348

	6,007	4,006	3,311

Total provision	$4,859	$5,407	$5,050

    The statutory federal income tax rate is reconciled to the effective income tax rate as follows:

	2000	1999	1998
Statutory federal income tax rate	34%	34%	34%
Increase in taxes arising from:
State income taxes, net of federal income tax benefit	4	4	4
Other, net	—	1	2

Effective tax rate	38%	39%	40%

    As of December 31, the net deferred tax liability consisted of the following:

(In thousands)	2000	1999
Deferred tax assets:
Reserves and accrued liabilities for financial reporting in excess of tax	$4,530	$6,059
Alternative minimum tax credit	1,941	701
State income tax deduction for financial reporting in excess of tax	1,732	1,397
Net operating loss carryforwards	811	—

	9,014	8,157

Deferred tax liabilities:
Tax depreciation in excess of depreciation for financial reporting	38,629	31,989
Prepaid licenses and use tax expensed for income tax purposes and capitalized for financial reporting	1,537	1,287
Other	590	616

	40,756	33,892

Net deferred tax liability	$31,742	$25,735

    As of December 31, 2000, we have federal net operating loss carryforwards of approximately $1.8 million, expiring in 2020, state net operating loss carryforwards of approximately $3.4 million, expiring in the years 2005 through 2020, and alternative minimum tax credits of approximately $1.9 million, which carry forward indefinitely.

5.  Common Stock Repurchase

    In November 1999, our board of directors approved the repurchase of up to 300,000 shares of our common stock in the open market. Under this program, we repurchased 60,000 shares of our common stock in February 2000 for $14.125 per share, and 60,000 shares in June 2000 for $14 per share. The 120,000 shares have been retired, reducing shareholders' investment by $1,687,500.

    We repurchased 177,500 shares of our common stock from the estate of our former chairman and chief executive officer, Roger R. Marten, in June 1999 for $12 per share. The shares have been retired, reducing shareholders' investment by $2,130,000.

6.  Earnings Per Common Share

    Basic and diluted earnings per common share were computed as follows:

(In thousands, except per-share amounts)	2000	1999	1998
Numerator:
Net income	$7,928	$8,457	$7,574

Denominator:
Basic earnings per common share—weighted-average shares	4,215	4,388	4,478
Effect of dilutive stock options	13	10	46

Diluted earnings per common share—weighted-average shares and assumed conversions	4,228	4,398	4,524

Basic earnings per common share	$1.88	$1.93	$1.69

Diluted earnings per common share	$1.88	$1.92	$1.67

    The following options were outstanding but were not included in the calculation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares and, therefore, including the options in the denominator would be antidilutive, or decrease the number of weighted-average shares.

	2000	1999	1998
Number of option shares	321,250	356,250	11,250
Weighted-average exercise price	$13.73	$13.64	$17.25

7.  Employee Benefits

    Stock Incentive Plans:  Under our Stock Incentive Plan adopted in 1995, officers, directors and employees may be granted incentive and non-statutory stock options. Incentive stock option prices must be at least the fair market value of our common stock on the date of grant. Non-statutory stock option prices must be at least 85 percent of the fair market value of our common stock on the date the option is granted. Stock options expire within 10 years after the date of grant. The plan also allows for stock appreciation rights, restricted stock awards, performance units and stock bonuses, none of which have been awarded as of December 31, 2000. The maximum number of shares of common stock available for issuance under the plan is 750,000 shares.

    In 1986, we adopted an Incentive Stock Option Plan and a Non-Statutory Stock Option Plan allowing for the grant of options. The option prices must be at least the fair market value of our common stock on the date of grant. In these plans, 375,000 shares of common stock are available for issuance to officers, directors and employees. Options under the Incentive Stock Option Plan expire within 10 years after the date of grant. Options under the Non-Statutory Stock Option Plan expire within 10 years and one month after the date of grant. As of December 31, 2000, there were 29,250 shares reserved for issuance under the 1986 plans. No additional options will be granted under the 1986 plans.

    We account for these plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which compensation cost is not recorded. If compensation cost had been recorded consistent with Statement of Financial Accounting Standards No. 123, "Accounting for

Stock-Based Compensation" (Statement No. 123), our net income and earnings per common share would have been the following pro forma amounts:

(In thousands, except per-share amounts)	2000	1999	1998
Net income:
As reported	$7,928	$8,457	$7,574
Pro forma	7,687	8,132	7,272
Basic earnings per common share:
As reported	1.88	1.93	1.69
Pro forma	1.82	1.85	1.62
Diluted earnings per common share:
As reported	1.88	1.92	1.67
Pro forma	1.82	1.85	1.62

    Because the Statement No. 123 method of accounting has only been applied to options granted in 1995 or after, the pro forma comparison above may not be representative of the impact of compensation cost in future years.

    As of December 31, stock option activity under our plans was as follows:

	2000		1999		1998
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	400,500	$13.21	378,000	$13.22	344,250	$13.07
Granted	105,000	13.48	22,500	13.04	33,750	14.78
Forfeited	(20,000)	13.69	—	—	—	—

Outstanding, end of year	485,500	13.25	400,500	13.21	378,000	13.22

Exercisable, end of year	353,500	13.26	274,500	13.20	186,500	13.22

    The weighted-average fair value as of the date of grant was $6.49 per share for options granted during 2000, $6.08 per share for options granted during 1999 and $7.05 per share for options granted during 1998. The fair value was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2000	1999	1998
Expected option life in years	7	7	7
Risk-free interest rate	6.2%	5.2%	5.3%
Expected stock price volatility	33.0%	34.0%	35.0%
Expected dividend payments	—	—	—

    The following table summarizes information regarding stock options outstanding and exercisable as of December 31, 2000:

	Range of Exercise Price
	$8.08 to $8.83	$11.75 to $14.88	$17.25
Options outstanding:
Number of shares	29,250	445,000	11,250
Weighted-average remaining contractual life	4.3 years	6.2 years	7.4 years
Weighted-average exercise price	$8.45	$13.47	$17.25
Options exercisable:
Number of shares	29,250	313,000	11,250
Weighted-average exercise price	$8.45	$13.56	$17.25

    Retirement Savings Plan:  We sponsor a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code. Employees are eligible for the plan after one year of service. Each participant can contribute up to 15 percent of compensation. We contribute 25 percent of each participant's contribution, up to a total of 4 percent contributed. Our contribution vests at the rate of 20 percent per year for the second through sixth years of service. In addition, we may make elective contributions as determined by the board of directors. Elective contributions were not made in 2000, 1999 or 1998. Total expense recorded for the plan was $210,000 in 2000, $213,000 in 1999 and $197,000 in 1998.

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

8.  Fair Value of Financial Instruments

    The carrying amounts of accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments. The fair value of our long-term debt is estimated to be $88,585,000 at December 31, 2000, and $67,822,000 at December 31, 1999. The fair value was estimated using discounted cash flow analysis. Current borrowing rates for similar long-term debt were used in this analysis.

9.  Quarterly Financial Data (Unaudited)

    The following is a summary of the quarterly results of operations for 2000 and 1999:

2000 Quarters (In thousands, except per-share amounts)	First	Second	Third	Fourth	Total
Operating revenue	$60,293	$64,811	$65,267	$70,426	$260,797
Operating income	3,827	5,430	4,299	5,135	18,691
Net income	1,624	2,470	1,706	2,128	7,928
Basic and diluted earnings per common share	.38	.58	.41	.51	1.88

1999 Quarters (In thousands, except per-share amounts)	First	Second	Third	Fourth	Total
Operating revenue	$48,731	$54,558	$55,873	$60,038	$219,200
Operating income	3,201	4,496	4,236	5,753	17,686
Net income	1,422	2,198	2,001	2,836	8,457
Basic earnings per common share	.32	.49	.47	.66	1.93
Diluted earnings per common share	.32	.49	.46	.66	1.92

    The basic and diluted earnings per common share for the 1999 quarters exceed the per-share amounts for the year due to changes in the weighted average number of shares outstanding during the year.

Report of Independent Public Accountants

To Marten Transport, Ltd.:

    We have audited the accompanying balance sheets of Marten Transport, Ltd. (a Delaware corporation) as of December 31, 2000 and 1999, and the related statements of operations, changes in shareholders' investment and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marten Transport, Ltd. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Minneapolis, Minnesota
January 19, 2001

Common Stock Data

    Our quarterly stock prices, as reported by The Nasdaq Stock Market, were as follows:

	2000				1999
Quarter	High		Low		High		Low
First	$15		$12	1/2	$14	5/8	$12
Second	14	15/16	12	1/2	13	3/4	9	1/2
Third	14	5/8	12	1/2	12	15/16	11	1/8
Fourth	13	1/4	11		12	15/16	9	1/2

    The prices do not include adjustments for retail mark-ups, mark-downs or commissions. On December 31, 2000, there were 269 stockholders of record, and an additional 250 beneficial stockholders. We have not paid any cash dividends on our common stock since we became publicly held in September 1986, and do not expect cash dividend payments in the near future.

Corporate Information

Corporate Headquarters
129 Marten Street
Mondovi, Wisconsin 54755
Telephone: (715) 926-4216
Fax: (715) 926-4530
www.marten.com

Stockholder Information
A copy of our 2000 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available by writing to Darrell D. Rubel, executive vice president and chief financial officer, at our corporate headquarters.

Annual Meeting
Stockholders, employees and friends may attend our annual meeting on Tuesday, May 8, 2001, at 4:00 p.m. at the Ramada Conference Center, 1202 West Clairemont Avenue, Eau Claire, Wisconsin.

Stock Listing
Nasdaq Stock Market symbol: MRTN

Legal Counsel
Oppenheimer Wolff & Donnelly LLP
45 South Seventh Street
Suite 3300
Minneapolis, Minnesota 55402

Independent Public Accountants
Arthur Andersen LLP
45 South Seventh Street
Minneapolis, Minnesota 55402

Transfer Agent and Registrar
Mellon Investor Services LLC
P. O. Box 3315
South Hackensack, New Jersey 07606
Telephone: (888) 213-0965
TDD: (800) 231-5469
www.mellon-investor.com
Direct communications about stock certificates or a change of address to Mellon Investor Services.

Public/Financial Relations Counsel
BlueFire Partners
150 South Fifth Street
Suite 1300
Minneapolis, Minnesota 55402

Executive Officers and Directors

Randolph L. Marten
Chairman of the Board, President and Director

Darrell D. Rubel
Executive Vice President, Chief Financial Officer, Treasurer, Assistant Secretary and Director

Robert G. Smith
Chief Operating Officer

Timothy P. Nash
Executive Vice President of Sales and Marketing

Franklin J. Foster
Vice President of Finance

Susan M. Baier
Vice President of Information Systems

Donald J. Hinson
Vice President of Operations

Thomas A. Letscher
Secretary
Partner, Oppenheimer Wolff & Donnelly LLP
Minneapolis, Minnesota

Larry B. Hagness
Director
President, Durand Builders Service, Inc.
Durand, Wisconsin

Thomas J. Winkel
Director
Management Consultant
Pewaukee, Wisconsin

Jerry M. Bauer
Director
President, Bauer Built, Incorporated
Durand, Wisconsin

Christine K. Marten
Director
Flight Attendant, Northwest Airlines
Mondovi, Wisconsin

QuickLinks

  Who We Are
  Financial Highlights
  Five-Year Financial Summary
  To Our Stockholders and Employees
  2000 Financial Results
  Delivering Growth
  Meeting Challenges with Strength
  Management's Discussion and Analysis of Financial Condition and Results of Operations
  Balance Sheets
  Statements of Operations
  Statements of Changes in Shareholders' Investment
  Statements of Cash Flows
  Notes to Financial Statements
  1. Summary of Significant Accounting Policies
  2. Long-Term Debt
  3. Related Party Transactions
  4. Income Taxes
  5. Common Stock Repurchase
  6. Earnings Per Common Share
  7. Employee Benefits
  8. Fair Value of Financial Instruments
  9. Quarterly Financial Data (Unaudited)
  Report of Independent Public Accountants
  Common Stock Data